



2025 ANNUAL REPORT



TO OUR CURRENT AND PROSPECTIVE SHAREHOLDERS,

REFLECTING BACK

This year, JELD-WEN advanced important efforts to strengthen the company in a challenging market environment. Persistent headwinds and ongoing price-cost pressures weighed on results, yet the organization remained focused on progressing safety, quality, and delivery. Decisive actions were taken to directly address market realities and to reinforce the foundation for long-term growth. Throughout the year, the focus remained on better serving customers, improving performance and delivering on our commitments.

2025 FINANCIAL RESULTS

NET REVENUE	**$3.2B**	▼	**14.9%**
NET LOSS*	**($622M)**	▼	**232%**
ADJUSTED EBITDA**	**$118M**	▼	**57%**

* Represents net loss from continuing operations.

** Adjusted EBITDA from continuing operations. Please refer to investors.jeldwen.com for a reconciliation of our non-GAAP financial measures.







OUR ROAD AHEAD

In the year ahead, JELD-WEN will lean into its legacy by showing up for customers through reliability, quality, and performance they can count on. Operational excellence remains our focus, as a daily commitment to rebuilding trust through action, strengthening relationships, and reconnecting our brand to the people behind it. By delivering consistently and with pride, we support sustainable growth and long-term value for shareholders while reinforcing a culture rooted in safety, urgency, accountability, and continuous improvement.

Ongoing actions to optimize our operating footprint, realign production and rebalance workforce levels reflect a deliberate response to market realities and a focus on strengthening our foundation. As we continue to improve execution across the organization, we aim to deliver a more consistent experience for customers and partners while building momentum, enhancing performance and creating durable shareholder value.

Bill Christensen
CEO

EXTERNAL RECOGNITION



Recognized as one the the Most Trustworthy Companies in America by Newsweek for fourth consecutive year



Recognized on USA TODAY's 2025 list of America's Climate Leaders



JELD-WEN of Canada was awarded the 2025 ENERGY STAR Canada Special Recognition Award



JELD-WEN UK achieved Cradle to Cradle certification at the bronze level across several product lines



JELD-WEN France achieved an EcoVadis Gold Medal for a second consecutive year



JELD-WEN's Second Nature™ Environmentally Conscious Door Collection named as a Sustainable Product of the Year by Green Builder



The LaCantina V2 Swing Door won a 2025 RED Award celebrating its ultra-thin stiles, hidden hardware and expansive glass panels



The LaCantina V2 Swing Door was recognized as one of the best in the Doors & Hardware category at Architizer's A+ Awards



LaCantina® Doors awarded Best of Houzz 2025 Award in the design category

JELD-WEN SUSTAINABILITY GOALS



100%
of wood used in production is responsibily sourced by 2030



NET ZERO
Scope 1 & Scope 2 greenhouse gas emissions by 2050



ZERO
manufacturing waste to landfil by 2050



<1.0
Total Recordable Incident Rate (TRIR) by 2030

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-38000



JELD-WEN Holding, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**93-1273278**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

2645 Silver Crescent Drive
Charlotte, North Carolina 28273
(Address of principal executive offices, zip code)

(704) 378-5700
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock (par value $0.01 per share)	JELD	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common stock held by non-affiliates of the registrant was $324.4 million as of the end of the registrant's second fiscal quarter (based on the closing sale price for the common stock on the New York Stock Exchange on June 28, 2025). Shares of the registrant's voting stock held by each executive officer and director and by each entity or person that, to the registrant's knowledge, owned 10% or more of the registrant's outstanding common stock as of June 28, 2025, have been excluded from this number in that these persons may be deemed affiliates of the registrant.

The registrant had 86,105,591 shares of common stock, par value $0.01 per share, issued and outstanding as of February 18, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Form 10-K incorporates by reference certain information from the registrant's Definitive Proxy Statement for its 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after December 31, 2025.

JELD-WEN HOLDING, INC.
– TABLE OF CONTENTS –

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GLOSSARY OF TERMS

When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

Defined Term	Definition
ABL Facility	Our $500 million asset-based loan revolving credit facility, dated as of October 15, 2014, and as amended from time to time, with JWI (as hereinafter defined) and JELD-WEN of Canada, Ltd., as borrowers, the guarantors party thereto, a syndicate of lenders, and Wells Fargo Bank, N.A., as administrative agent
ABS	JWI d/b/a American Building Supply, Inc.
Adjusted EBITDA from continuing operations	A supplemental non-GAAP financial measure of operating performance not based on a standardized methodology prescribed by GAAP that we define as income (loss) from continuing operations, net of tax, adjusted for the following items: income tax expense (benefit); depreciation and amortization; interest expense (income), net; and certain special items consisting of non-recurring net legal and professional expenses and settlements; goodwill impairment; restructuring and asset-related charges, net; M&A related costs (income); net (gain) loss on sale of business, property and equipment; loss on extinguishment and refinancing of debt; share-based compensation expense; pension settlement charges; non-cash foreign exchange transaction/translation (gain) loss; and other special items
AI	Artificial intelligence
AOCL	Accumulated Other Comprehensive Loss
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
AUD	Australian Dollar
CAP	Cleanup Action Plan
CARES Act	Coronavirus Aid, Relief, and Economic Security Act enacted on March 27, 2020
CDOR	Canadian Dealer Offered Rate
CEO	Chief Executive Officer or principal executive officer
CERCLA	Comprehensive Environmental Response, Compensation, and Liability Act
CFO	Chief Financial Officer or principal financial officer
CIO	Chief Digital and Information Officer
CISO	Chief Information Security Officer
CME	Chicago Mercantile Exchange
CMI	JWI d/b/a CraftMaster Manufacturing, Inc.
COA	Consent Order and Agreement
CODM	Chief Operating Decision Maker, who is our Chief Executive Officer
Common Stock	The 900,000,000 shares of common stock, par value $0.01 per share, authorized under our Amended and Restated Certificate of Incorporation
Core Revenues	Net revenues excluding the impact of foreign exchange, divestitures, and acquisitions completed in the last twelve months
Corporate Credit Facilities	Collectively, our ABL Facility and our Term Loan Facility
CORRA	Canadian Overnight Repo Rate Average
COVID-19	A novel strain of the 2019-nCov coronavirus
Credit Facilities	Collectively, our Corporate Credit Facilities and other acquired term loans and revolving credit facilities
DACH Region	Encompasses three European countries: Germany, Austria, and Switzerland
DKK	Danish Kroner
E.U.	European Union
EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization
EH&S	Environmental Health and Safety
EPA	The U.S. Environmental Protection Agency
ERC	Employee Retention Credit
ERISA	Employee Retirement Income Security Act of 1974, as amended
ERP	Enterprise Resource Planning
ESG	Environmental, Social, and Governance
Exchange Act	Securities Exchange Act of 1934, as amended

FASB	Financial Accounting Standards Board
FCPA	U.S. Foreign Corrupt Practices Act
FIFO	First In, First Out
Form 10-K	Annual Report on Form 10-K for the fiscal year ended December 31, 2025
Free Cash Flow	A non-GAAP financial measure that we define as net cash (used in) provided by operating activities less capital expenditures (including purchases of intangible assets)
G20	An international forum of 19 countries plus the European Union and African Union that addresses global economic and financial issues
GAAP	Generally Accepted Accounting Principles in the United States
GDP	Gross Domestic Product
GDPR	General Data Protection Regulation
GHG	Greenhouse Gas
GILTI	Global Intangible Low-Taxed Income
GloBE	Global Anti-Base Erosion Rules
IPO	The initial public offering of shares of our common stock, as further described in this Form 10-K.
ISO	International Organization for Standardization
IT	Information Technology
JELD-WEN	JELD-WEN Holding, Inc., together with its consolidated subsidiaries where the context requires
JW Australia	The Company's former Australasia business
JWI	JELD-WEN, Inc., a Delaware corporation
LaCantina	JWI d/b/a LaCantina Doors, Inc.
LIBOR	London Interbank Offered Rate
M&A	Mergers and Acquisitions
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MMI Door	JWI d/b/a Milliken Millwork, Inc.
NAV	Net Asset Value
NIST	National Institute of Standards and Technology
NOL	Net Operating Loss
NYSE	New York Stock Exchange
OBBBA	One Big Beautiful Bill Act
OECD	Organization for Economic Cooperation and Development
Omnibus Equity Plan	JELD-WEN Holding, Inc. 2017 Omnibus Equity Plan, as amended and restated effective April 24, 2025
PaDEP	Pennsylvania Department of Environmental Protection
PBGC	U.S. Pension Benefit Guaranty Corporation
Pillar Two	The Pillar Two Global Anti-Base Erosion rules
PLP	Potential Liability Party
Preferred Stock	90,000,000 shares of Preferred Stock, par value $0.01 per share, authorized under our Amended and Restated Certificate of Incorporation
PSU	Performance Stock Unit
R&D	Research and Development
R&R	Repair and Remodel
ROIC	Return on Invested Capital
ROU assets	Right-of-use Assets or Operating Lease Assets
RSU	Restricted Stock Unit
Sarbanes-Oxley	Sarbanes-Oxley Act of 2002, as amended
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended

Senior Notes	$800.0 million of unsecured notes issued in December 2017 in a private placement in two tranches: $400.0 million bearing interest at 4.63% and maturing in December 2025 ($200.0 million of which were redeemed in August 2023 and the remaining $200.0 million of which were redeemed in September 2024) and $400.0 million bearing interest at 4.875% and maturing in December 2027. $350.0 million of senior unsecured notes issued in August 2024 in a private placement bearing interest at 7.00% and maturing in September 2032
Senior Secured Notes	$250.0 million of senior secured notes issued in May 2020 in a private placement bearing interest at 6.25% and redeemed in August 2023
SG&A	Selling, General and Administrative Expenses
SOFR	Secured Overnight Financing Rate
Steves	Steves and Sons, Inc.
Tax Act	Tax Cuts and Jobs Act
Term Loan Facility	Our term loan facility, dated as of October 15, 2014, and as amended from time to time with JWI, as borrower, the guarantors party thereto, a syndicate of lenders, and Bank of America, N.A., as administrative agent
Towanda	The Company's former Towanda, PA business and related assets
TSR	Total Shareholder Return
U.K.	United Kingdom of Great Britain and Northern Ireland
U.S.	United States of America
USD	U.S. Dollar
UTP	Uncertain Tax Position
VOC	Volatile Organic Compounds
VPI	JWI d/b/a VPI Quality Windows, Inc.
WADOE	Washington State Department of Ecology
Working Capital	Accounts Receivable plus Inventory less Accounts Payable
WTW	Willis Towers Watson

CERTAIN TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

This report includes trademarks, trade names, and service marks owned by us. Our U.S. window and door trademarks include JELD-WEN®, AuraLast®, LaCANTINA®, MMI Door®, Karona®, ImpactGard®, JW®, True BLU®, ABS™, Siteline®, National Door®, Low-Friction Glider®, Hydrolock®, VPI™, FINISHIELD®, MILLENNIUM®, TRUFIT®, EPICVUE®, and EVELIN®. Our trademarks are either registered or have been used as common law trademarks by us. The trademarks we use outside the U.S. include the Swedoor®, Dooria®, DANA®, Mattiovi™, Zargag®, Alupan®, Domoferm®, Kellpax®, and HSE™ marks in Europe. ENERGY STAR® is a registered trademark of the U.S. Environmental Protection Agency. This report contains additional trademarks, trade names, and service marks of others, which are, to our knowledge, the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this report appear without the ®, ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use of other parties' trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by these other parties.

PART I - FINANCIAL INFORMATION

FORWARD-LOOKING STATEMENTS

In addition to historical information, this Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, which are subject to the "safe harbor" created by those sections. All statements, other than statements of historical facts, included in this Form 10-K are forward-looking statements. Forward-looking statements are generally identified by our use of forward-looking terminology, including the terms "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "potential," "predict," "seek," or "should," and, in each case, their negative or other various or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance under Item 7 - *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Item 1 - *Business* are forward-looking statements. In addition, statements regarding the potential outcome and impact of pending litigation are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates, and projections. While we believe these expectations, assumptions, estimates, and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed under the headings within Item 1A - *Risk Factors* in this Form 10-K may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

- negative trends in overall business, financial market and economic conditions, and/or activity levels in our end markets;

- increases in interest rates, sustained periods of elevated interest rates, and reduced availability of financing for the purchase of new homes and home construction and improvements;

- declines in our relationships with and/or consolidation of our key customers;

- our highly competitive business environment;

- failure to effectively manage and successfully implement our strategic and transformation journey initiatives, including our productivity, manufacturing realignment, cost reduction and global footprint rationalization initiatives;

- failure to retain and recruit executives, managers, and employees;

- disruptions in our operations due to changes in weather patterns and related extreme weather events, natural disasters, public health crises, and armed conflicts, acts of terrorism and civil unrest;

- failure to timely identify or effectively respond to consumer needs, expectations, or trends;

- seasonal business with varying revenue and profit;

- fluctuations in the prices of raw materials used to manufacture our products;

- delays or interruptions in the delivery of raw materials, finished goods, or certain component parts;

- changes to tariff, trade or investment policies or laws;

- economic and geopolitical uncertainty and risks that arise from operating a multinational business, including threat of fraud, public sector corruption, and other forms of criminal activity involving government officials;

- exchange rate fluctuations;

- product liability claims, product recalls, or warranty claims;

- adverse outcome of pending or future litigation;

- acquisitions, divestitures, or investments in other businesses that may not be successful;

- inability to protect our intellectual property;

- increases in labor costs, potential labor disputes, and work stoppages at our facilities;

- pension plan obligations;

- security breaches and other cybersecurity incidents;

- emerging issues related to our integration and use of AI;

- changes in building codes that could increase the cost of our products or lower the demand for our windows and doors;

- compliance costs and liabilities under environmental, health, and safety laws and regulations;

- availability and cost of credit;

- our current level of indebtedness and the effect of restrictive covenants under our existing or future indebtedness including our Credit Facilities and Senior Notes; and

- other risks and uncertainties, including those listed under Item 1A - *Risk Factors*.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. Any forward-looking statement in this Form 10-K speaks only as of the date of this Form 10-K. We do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Item 1 - Business

Our Company

We are a leading global designer, manufacturer, and distributor of high-performance interior and exterior doors, windows, and related building products, serving the new construction and R&R sectors.

The JELD-WEN family of brands includes JELD-WEN worldwide; LaCantina and VPI in North America; and Swedoor, DANA, and Kellpex in Europe. Our customers include wholesale distributors and retailers as well as individual contractors and consumers. Our business is highly diversified by distribution channel, geography, and construction application as illustrated below:



2025 Net Revenues $3.21 billion

| Channel | Geography | Construction Application(1) |

(1)   The percentage of net revenues by construction application is management's estimate based on the end markets into which our customers sell.

As a leading global manufacturer of interior and exterior building products, we have invested significant capital to build a business platform that we believe is unique among our competitors. We operate 76 manufacturing and distribution facilities in 14 countries, located in North America and Europe. We are focused on optimizing our global footprint to enhance performance and improve profit margins.

On July 2, 2023, we completed the sale of JW Australia. The net assets and operations of the disposal group met the criteria to be classified as "discontinued operations" and are reported as such in all periods. Unless otherwise indicated, the description of our business provided in Part I pertains to continuing operations only. Refer to Note 1 - *Description of Company and Summary of Significant Accounting Policies* and *Note 2 - Discontinued Operations and Divestiture* to our consolidated financial statements included in this Form 10-K for more information.

For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities, our ability to innovate, and our quality control, as well as providing us with supply chain, transportation, and working capital savings. We believe that our manufacturing network allows us to deliver our broad portfolio of products to a wide range of customers across the globe, while improving our customer service and strengthening our market positions.

Our History

We were founded in 1960 by Richard L. Wendt, when he, together with four business partners, bought a millwork plant in Oregon. The subsequent decades were a time of successful expansion and growth as we added different businesses and product categories such as interior doors, exterior steel doors, and vinyl windows. Our first overseas acquisition was Norma Doors in Spain in 1992 and since then we have acquired or established numerous businesses in Europe and Canada, making JELD-WEN a global company.

Our Business Strategy and Operating Model

We strive to achieve solid financial performance, and shareholder returns through the systematic execution of our strategy which includes:

- streamlining and simplifying the business, refining our product and brand strategies, rationalizing our global footprint, and strategically sourcing our raw materials;

- enhancing performance and improving profit margins through strategic pricing, cost-reduction and productivity initiatives, such as implementing targeted quality improvement programs, optimizing our sales force, right-sizing and consolidating our manufacturing network, investing in automation, and leveraging our scale to streamline sourcing;

- disciplined capital allocation and working capital management designed to maximize shareholder returns, cash flows, and return on invested capital in a balanced manner;

- focused go-to-market growth strategies and industry-leading innovations to support profitable organic revenue growth; and

- continuing our journey to drive a high-performing, values-based culture enabled by strategic clarity, leadership excellence, and a global recognition and incentives strategy.

Our Products

We provide a broad portfolio of interior and exterior doors, windows, and related building products manufactured from a variety of wood, metal, and composite materials offered across a full spectrum of price points. In the year ended December 31, 2025, our door sales accounted for 68% of net revenues, our window sales accounted for 19% of net revenues, and our other ancillary products and services accounted for 13% of net revenues.

Doors

We are a leading global manufacturer of residential doors. We offer a full line of residential interior and exterior door products, including patio doors and folding or sliding wall systems. Our non-residential door product offering is concentrated in Europe, where we are a leading non-residential door provider by net revenues in Germany, Austria, Switzerland, and Scandinavia. We also offer non-residential doors across North America in certain markets. To meet the design, durability, and energy efficiency requirements of our customers, our product portfolio encompasses many types of materials, including wood veneer, composite wood, steel, glass, and fiberglass that satisfy a range of price points from entry-level to high-end. Our highest volume products include molded interior doors and door systems, which are made from two composite molded door skins joined by a wooden frame and filled with a hollow honey-cell core or other solid core materials. These value doors are the most popular choice for interior residential applications in North America, France and the U.K. In the U.S., we manufacture exterior doors primarily made from fiberglass and steel. We also manufacturer stile and rail doors in our U.S. manufacturing facilities. In Europe, we also sell high performance residential and non-residential doors, with features such as soundproofing, fire resistance, radiation resistance, security, and in Scandinavia we design and manufacture doors which can withstand extreme environmental conditions in coastal and arctic environments. Additionally, we offer profitable value-added distribution services for residential and non-residential products in all our markets, including customizable configuration services, specialized component options, and multiple finishing options. These services are valued by labor constrained customers and allow us to capture more profit from the sale of our door products. In the U.S., our acquisitions of ABS and MMI Door are examples of our focus on value-added services.

Windows

We are a leading manufacturer of residential windows in North America. We manufacture a full line of residential wood and vinyl windows in North America. Our window product lines comprise a full range of styles, features, and energy-saving options to meet the varied needs of our customers in each of our regional end markets. For example, our high-performance wood and vinyl windows with multi-pane glazing and superior energy efficiency properties are in greater demand in Canada and the northern U.S. In addition, our value windows are popular with production builders and the remodel and replacement markets. In select coastal regions, we offer impact windows that can withstand the impact of hurricane force winds and satisfy local building codes. Our wood windows remain prevalent as a high-end option because they possess both insulating qualities and the beauty of natural wood. In North America, our wood windows and patio doors include our proprietary AuraLast treatment, which is a unique water-based wood protection process that provides protection against wood rot and decay. We believe AuraLast is unique in its ability to penetrate and protect the wood through to the core, as opposed to being a shallow or surface-only treatment. With the acquisition of LaCantina Doors, the Company added LaCantina's innovative folding, multi-slide, and swing patio doors and wall systems to its already robust windows product offering. We also offer a non-residential line of vinyl windows for a broad assortment of commercial applications. With the acquisition of VPI, we added vinyl windows for mid-rise, multi-family, institutional, hospitality, and commercial properties to our product lineup. We believe that our innovative energy-efficient windows position us to benefit from increasing environmental awareness among consumers and from changes in local building codes. In recognition of our expansive energy-efficient product line, we have been an ENERGY STAR partner since 1998. In 2024, we were recognized as ENERGY STAR Partner of the Year by the EPA, and our Canada business received ENERGY STAR Canada Manufacturer of the Year for windows and doors and has won 8 ENERGY STAR Canada Manufacturer of the Year Awards.

Other Ancillary Products and Services

In certain regions, we sell a variety of other products that are ancillary to our door and window offerings, which we do not classify as door or window sales. These products include glass, hardware and locks, and window screens. We also sell molded door skins to certain direct and indirect customers pursuant to long-term contracts, and these customers in turn use the molded door skins to manufacture interior doors and compete directly against us in the marketplace. Miscellaneous installation and other services are also included in this category.

Our Segments

We operate within the global market for residential and non-residential doors and windows with sales spanning approximately 75 countries. While we operate globally, the markets for doors and windows are regionally distinct with suppliers manufacturing finished goods in proximity to their customers. Finished doors and windows are generally bulky, expensive to ship, and, in the case of windows, fragile. Designs and specifications of doors and windows also vary from country to country due to differing construction methods, building codes, certification requirements, and consumer preferences. Customers also demand short delivery times and can require special order customizations. We believe that we are well-positioned to meet the global demands of our customers due to our strong brands, broad product line, and strategically located manufacturing and distribution facilities.

Our operations are managed and reported in two reportable segments, organized and managed principally in geographic regions: North America and Europe. We report all other business activities in Corporate and unallocated costs. Factors considered in determining the two reportable segments include the nature of business activities, the management structure accountable directly to the CODM, the discrete financial information regularly provided to the CODM, and information presented to the Board of Directors and investors.

North America

In our North America segment, we compete primarily in the new construction and R&R market for residential doors and windows in the U.S. and Canada. We are the only manufacturer that offers a full line of interior and exterior door and window products, allowing us to offer a more complete solution to our customer base. Our North American market is expected to continue to face headwinds during 2026 primarily due to historically high interest rates and continued labor, freight, and raw material inflation. We believe that our total market opportunity in North America will continue to include residential, non-residential, and repair and remodel applications along with other related building products.

Europe

The European market for doors is highly fragmented, and we have the only platform in the industry capable of serving nearly all European countries. In our Europe segment, we compete primarily in the market for residential and non-residential doors in Germany, the U.K., France, Austria, Switzerland, and Scandinavia. During 2026, we expect Europe markets to remain broadly flat, with the Nordics, the UK, and France expected to show signs of growth. The DACH region is likely to experience continued softness until late 2026, when conditions are expected to improve. Renovation is expected to outpace new builds in some regions, mainly due to government incentives introduced to stimulate demand.

Refer to Note 14 - *Segment Information* to our consolidated financial statements included in this Form 10-K for more information about our segments.

Materials

We generally maintain a diversified supply base for the materials used in our manufacturing operations. The primary materials used for our door business include wood, wood composites, steel, glass, internally produced door skins, fiberglass compound, and hardware, as well as petroleum-based products such as resin and binders. The primary materials for our window business include wood, wood components, glass, and hardware, as well as aluminum and vinyl extrusions. Wood components for our window operations are sourced primarily from our own manufacturing plants, which allow us to improve margins and take advantage of our proprietary technologies such as our AuraLast wood treatment process.

We track commodities to understand our vendors' costs, realizing that our costs are determined by the broader competitive market, tariffs, as well as by increases in the inputs to our vendors. To manage the risk in material costs, we develop strategic relationships with suppliers, routinely evaluate substitute components, develop new products, vertically integrate, where applicable, and seek alternative sources of supply from multiple vendors and often from multiple geographies.

Seasonality

In a typical year, our operating results are impacted by seasonality. Historically, peak season for home construction and remodeling in our North America and Europe segments generally corresponds with the second and third calendar quarters, and therefore our sales volume is generally higher during those quarters. Seasonal variations in operating results may be impacted by inclement weather conditions, such as cold or wet weather, which can delay construction projects.

Sales and Marketing

We actively market and sell our products directly to our customers around the world through our global sales force and indirectly through our marketing and branding initiatives, which includes our enhanced social media presence. Our global sales force, which is organized and managed regionally, focuses on building and maintaining relationships with key customers as well as managing customer supply needs and arranging in-store promotional initiatives. In North America and Europe, we also have dedicated teams that focus on our retail customers.

We continue to make investments in tools and technologies to enhance the effectiveness of our sales force and improve our customers' purchasing experience. For example, we are continuing to invest in and utilize Salesforce in North America and Europe to enhance our customer relationships and support. We continue to leverage Salesforce for improved data management, service level tracking, Ecommerce, and workflow enhancements. We have also made investments in North America to streamline and automate order management and continue to expand post sales care through our virtual OnSite Applications and service scheduling. In Europe, we have launched new door configuration software in select countries, with plans to extend this launch to additional markets. This strategic investment aims to improve our customers' ordering experience with us, which will enhance our digital service offering and has improved our Net Promoter Score. We believe these investments will increase sales force effectiveness, create pull-through demand, and optimize sales force productivity.

We believe that our broad product portfolio of both doors and windows in North America is a competitive advantage as it allows us to cross-sell our door and window products to our end customers, many of whom find it more efficient to choose one supplier for their door and window needs on a given project.

Research and Development

We emphasize sustained investment in the development of new products, technologies, and materials as a core element of our business strategy. Our R&D activities include (i) creating new and derivative products, (ii) improving materials and components, and (iii) reengineering existing designs to reduce costs and enhance manufacturing efficiency.

We employ a formal governance framework to prioritize high-impact initiatives and a stage-gate process to manage execution from concept through commercialization, supporting consistent quality and efficient resource allocation. This stage-gate framework is used across the organization including R&D and information technology to strengthen delivery discipline.

The global scale of our operations enables us to leverage shared product platforms and design libraries across markets. While product specifications and certifications vary by country, our global R&D footprint allows us to adapt designs to local requirements while capturing efficiencies in development, testing, and sourcing.

Customers

We sell our products worldwide and have well-established relationships with numerous customers throughout the door and window distribution chain in each of our end markets, including retail home centers, wholesale distributors, and building product dealers that supply homebuilders, contractors, and consumers. Our wholesale customers include such industry leaders as ProBuild/ Builders First Source, Saint-Gobain, and the Holzring group. Our home center customers include, among others, The Home Depot and Lowe's Companies in North America, and B&Q, Howdens, and Bauhaus in Europe. We have maintained relationships with the majority of our top ten customers for over 25 years and believe that the strength and tenure of our customer relationships is based on the total value we provide, including the quality and breadth of our product offering, our customer service, innovation, and delivery capabilities. Our top ten customers together accounted for approximately 48%, 46%, and 43% of our net revenues in the years ended December 31, 2025, 2024, and 2023, respectively. The Home Depot, a customer of our North America segment, represented approximately 17%, 16%, and 15% of our consolidated net revenues during the years ended December 31, 2025, 2024, and 2023, respectively. Lowe's Companies, another customer of our North America segment, represented approximately 13%, 12%, and 11% of our consolidated net revenues during the years ended December 31, 2025, 2024, and 2023, respectively.

Competition

The door and window industry is highly competitive and includes several regional and international competitors. Competition is largely based on the functional and aesthetic quality of products, service quality, distribution capability, and price. We believe that we are well positioned in our industry due to our leading brands, our broad product lines, our consistently high product quality and service, our global manufacturing and distribution capabilities, and our extensive multi-channel distribution. For North American interior doors, our major competitors include Masonite (a division of Owens Corning), Steves & Sons, Inc. and several smaller independent door manufacturers. For North American exterior doors, competitors include Masonite (a division of Owens Corning), Therma-Tru (a division of Fortune Brands), Plastpro and Steves & Sons, Inc. The North American window market is highly fragmented, with sizable competitors including Andersen, Pella, Marvin, Ply-Gem (a division of Cornerstone Building Brands, formerly NCI Building Systems), and Milgard (a division of MI Windows and Doors). The door manufacturers that we primarily compete with in our European markets include Huga, Prüm/Garant (a division of Arbonia Group), Viljandi, Masonite (a division of Owens Corning), Keyor, Herholz, and Hormann.

Intellectual Property

We rely primarily on patent, trademark, copyright, and trade secret laws and contractual commitments to protect our intellectual property and other proprietary rights. Generally, registered trademarks have a perpetual life, if they are renewed on a timely basis and continue to be used properly as trademarks. We intend to maintain the trademark registrations listed below so long as they remain valuable to our business.

Our U.S. window and door trademarks include JELD-WEN®, AuraLast®, LaCANTINA®, MMI Door®, Karona®, ImpactGard®, JW®, True BLU®, ABS™, Siteline®, National Door®, Low-Friction Glider®, Hydrolock®, VPI™, FINISHIELD®, MILLENNIUM®, TRUFIT®, EPICVUE®, and EVELIN®. Our trademarks are either registered or have been used as common law trademarks by us. The trademarks we use outside the U.S. include the Swedoor®, Dooria®, DANA®, Mattiovi™, Zargag®, Alupan®, Domoferm®, Kellpax®, and HSE™ marks in Europe.

Environmental, Social, and Governance Matters

Human Capital Management

We believe that the success of our mission is realized by the engagement and empowerment of our employees, and we are committed to investing in our people. Our senior leadership team, including our CEO and our Executive Vice President, Chief Human Resources Officer, is responsible for developing and executing our human capital strategy. This includes the attraction, retention, development, and engagement of talent. In addition, our Executive Vice President, Chief Human Resources Officer regularly updates senior management and our Board of Directors on the operation and status of our human capital management.

As of December 31, 2025, we employed approximately 13,900 people. Of our total number of employees, approximately 8,200 are employed in operations included in our North America segment and corporate operations, and approximately 5,700 are employed in operations included in our Europe segment.

In total, approximately 800, or 10%, of our employees in the U.S. and Canada are unionized. One facility in the U.S., representing 7 employees, is covered by collective bargaining agreements. In Canada, approximately 73% of our employees work at facilities covered by collective bargaining agreements. As is common in Europe, most of our facilities are covered by work councils and/or labor agreements. We believe we have satisfactory relationships with our employees and our organized labor unions.

Health and Safety

We strive to operate in a way that prioritizes the health and safety of our employees, business partners, and the communities in which we operate. JELD-WEN's commitment to the EH&S of our associates is foundational and embedded in our values. Our EH&S programs are designed around global policies and standards and a commitment to complying with or exceeding applicable requirements within our manufacturing, service and install, and headquarter operations. We proactively implement management systems consistent with ISO 14001 and 45001 requirements to prevent EH&S risks and to create a strong safety culture and improve performance. We are committed to continuous improvement and continue to measure, refine, and improve on our performance. We educate and train our employees to help ensure compliance with our policies, standards, and management systems. We also have policies and procedures in place to encourage employees to stop work to address at-risk conditions without the threat of retaliation. Our management and Board of Directors also periodically review our health and safety practices to address ongoing effectiveness and compliance.

Employee Engagement and Cognitive Diversity

We believe that an engaged workforce provides a strong competitive advantage. To this end, the Company welcomes employee contributions that maximize diversity of thought, promote authenticity in discussion, and challenge the status quo. Our senior leadership team works to promote these goals in their respective organizations, and our recruitment strategy reflects our dedication to cognitive diversity. Furthermore, as part of our human capital strategy, we incorporate mentoring programs, support employee resource groups, and maintain an open-door policy where employees are free to inject their ideas, concerns, and other opinions into broader discussions around Company culture and strategy.

Training and Talent Development

We strive not only to attract and retain great talent but also to remain committed to the continued development of our workforce. Through a combination of individual development initiatives and training programs, we prepare employees for future, often advanced, roles that align with their career goals. Training is available for employees at all levels, whether they are senior leaders, mid-level managers, or front-line leaders, to upskill and grow their careers. This training incorporates global learning platforms, content libraries, and additional formal and informal training opportunities.

Internal job opportunities are posted for employees to review, and our internal mobility philosophy encourages employees to apply for roles after completing twelve months in their current position. As part of the annual performance management process, managers and employees meet to review goals and performance and to discuss actions for ongoing growth and development. Additionally, through enhancements in our global human capital platform, managers can identify and track potential successors for roles on their teams.

Retaining and developing early-career talent is also an important focus. Across our teams, we welcome interns, apprentices, and work-study arrangements that seed talent into manufacturing and team lead roles. Focusing on talent development across the organization will continue to be a key contributor to the company's future success.

Organizational Health

We manage and measure our organizational health with a view to gaining insight into our employees' experiences, levels of workplace satisfaction, and feelings of engagement within the Company. Organizational health is driven through an "enterprise-guided" approach that includes both global and local initiatives in line with the Company's overall cultural vision and strategy. We measure organizational health annually through our global employee survey and strive to continually develop our culture and employee engagement. Results of the annual survey are communicated as global themes across the Company, with managers sharing more detailed insights from their areas of the business directly with their teams. The senior leadership team demonstrates their commitment to engagement through transparent communications in town halls and leadership team meetings; they also carry cultural targets on their individual annual goal plans.

Environmental Sustainability

We strive to conduct our business in a manner that is environmentally sustainable and demonstrates environmental stewardship. Toward that end, we pursue processes that are designed to minimize waste, maximize efficient utilization of materials, and conserve resources, including using recycled and reused materials to produce portions of our products. We are taking steps to mitigate climate change by measuring and reducing our GHG emissions, implementing renewable energy solutions and pursuing efficiency projects. We offer a variety of products that contain pre-consumer recycled content, such as our vinyl windows, aluminum cladding, and window glass. In September 2024, we installed a solar PV panel system at our Spital, Austria facility which both cut costs from rising electricity prices in Central Europe and reduced GHG emissions from purchased electricity. Our U.S. produced pine wood windows and select patio doors and door frames are made from AuraLast® pine, which is a proprietary, water-based wood protection process that results in a decrease of VOCs released during production. In addition, we manufacture many products that meet local green building provisions and top nationally recognized environmental programs. We continue to evaluate and modify our manufacturing and other processes on an ongoing basis to further reduce our impact on the environment.

Environmental Regulatory Actions

The geographic breadth of our facilities and the nature of our operations subject us to extensive environmental, health, and safety laws and regulations in jurisdictions throughout the world. Such laws and regulations relate to, among other things, air emissions, the treatment and discharge of wastewater, the discharge of hazardous materials into the environment, the handling, storage, use and disposal of solid, hazardous and other wastes, worker health and safety, or otherwise relate to health, safety, and protection of the environment. Many of our products are also subject to various laws and regulations, such as building and construction codes, product safety regulations, and regulations and mandates related to energy efficiency.

The nature of our operations, which involve the handling, storage, use, and disposal of hazardous wastes, exposes us to the risk of liability and claims associated with contamination at our current and former facilities or sites where we have disposed of or arranged for the disposal of waste, or with the impact of our products on human health and safety and the environment. Laws and regulations with respect to the investigation and remediation of contaminated sites can impose joint and several liability for releases or threatened releases of hazardous materials upon statutorily defined parties, including us, regardless of fault or the lawfulness of the original activity or disposal. We have been subject to claims, including having been named as a potentially responsible party, in certain proceedings initiated pursuant to CERCLA and similar state and foreign laws, regulations, and statutes, and may be named a potentially responsible party in other similar proceedings in the future. Unforeseen expenditures or liabilities may arise in connection with such matters.

We have also been the subject of certain environmental regulatory actions by the EPA and state regulatory agencies in the U.S. and foreign governmental authorities in jurisdictions in which we operate and are obligated to make certain expenditures in settlement of those actions. We do not expect expenditures for compliance with environmental laws and regulations to have a material adverse effect on our financial position or competitive position. However, the discovery of a presently unknown environmental condition, changes in environmental requirements or their enforcement, or other unanticipated events, may give rise to unforeseen expenditures and liabilities which could be material.

In 2007, we were identified by the WADOE as a PLP with respect to our former manufacturing site in Everett, Washington. In 2008, we entered into an Agreed Order with the WADOE to assess historic environmental contamination and remediation feasibility at the site. As part of the order, we agreed to develop a CAP, arising from the feasibility assessment. In December 2020, we submitted to the WADOE a draft feasibility assessment with an array of remedial alternatives, which we considered substantially complete. During 2021, several comment rounds were completed as well as the identification of the Port of Everett and W&W Everett Investment LLC as additional PLPs, with respect to this matter with each PLP being jointly and severally liable for the cleanup costs. The WADOE received the final feasibility assessment on December 31, 2021, containing various remedial alternatives with its preferred remedial alternatives totaling $23.4 million. Based on this study, we determined our range of possible outcomes to be $11.8 million to $33.4 million. On March 1, 2022, we delivered a draft CAP consistent with the preferred alternatives which was approved by WADOE in August 2023. The existing Agreed Order of 2008 was also modified with WADOE in July 2023 to support the development of the associated CAP investigation, sampling and design components. With additional information gathered from the CAP investigation during 2024, we determined the total range of possible remediation cost outcomes to be between $17.4 million to $33.6 million. We retained a provision of $11.8 million within our financial statements which considers the range of possible outcome costs and potential allocation of responsibility between the identified PLPs, both of which could vary materially from our estimates. In December 2025, as the scope and timing of the remedial work was further refined, we determined the total range of possible remediation cost outcomes remained between $17.4 million and $33.6 million, but that the more likely possible remediation cost outcome is approximately $21.0 million. The Company adjusted the provision within its financial statements to that amount and recognized a long-term receivable of $5.6 million within other assets in the accompanying consolidated balance sheet related to loss recoveries. This provision may ultimately be offset in whole or in part by recoveries from PLPs or insurance proceeds.

In December 2020, we entered into a COA with the PaDEP to remove a pile of wood fiber waste from our site in Towanda, Pennsylvania, which we acquired in connection with our acquisition of CMI in 2012, by using it as fuel for a boiler at that site. The COA replaced a 2018 Consent Decree between the Company and PaDEP. Under the COA, we were required to achieve certain periodic removal objectives and ultimately remove the entire pile by August 31, 2025. As of December 31, 2024, there was $1.4 million in bonds posted in connection with these obligations. During December 2024, we removed the wood fiber waste pile from the site and our removal obligations under the COA were closed.

For more information regarding the risks associated with environmental, health, and safety laws and regulations, refer to Item 1A - *Risk Factors*.

Government Regulation

As a public company with global operations, we are subject to the laws and regulations of the United States and multiple foreign jurisdictions. These regulations, which differ among jurisdictions, include those related to financial and other disclosures, accounting standards, corporate governance, intellectual property, tax, trade, antitrust, employment, privacy, and anti-corruption, in addition to the environmental laws and regulations described above.

For a more detailed description of the various laws and regulations that affect our business, refer to Item 1A - *Risk Factors*.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act, are filed with the SEC. We are subject to the informational requirements of the Exchange Act and file or furnish reports, proxy statements and other information with the SEC. Such reports and other information filed by us with the SEC are available free of charge on our website at investors.jeld-wen.com when such reports are made available and on the SEC's website at www.sec.gov. The contents of these websites are not incorporated into this filing. Further, our references to the URLs for these websites are intended to be inactive textual references only.

Executive Officers of the Registrant

Set forth below is certain information about our executive officers. The ages are as of February 23, 2026. There are no family relationships among the following executive officers.

William Christensen, Chief Executive Officer and Director. Mr. Christensen, age 53, joined the Company in April 2022 as Executive Vice President and President, Europe. In December 2022, he was appointed to his current role as Chief Executive Officer and Director of the Company. Prior to joining the Company, Mr. Christensen was Chief Executive Officer and Group Executive Board Chair of REHAU AG, a Swiss-based global manufacturer, from 2018 to 2021. Prior to his appointment as Chief Executive Officer in 2018, Mr. Christensen served as REHAU AG's Chief Marketing Officer from 2016 to 2018. Prior to joining REHAU AG, Mr. Christensen was the President of innofund.vc, a venture capital investor, from 2016 to 2022. He was also the Chief Executive Officer of AFG Arbonia-Foster-Holding AG, a Swiss-based global building products manufacturer from 2014 to 2015. In addition, he spent ten years at Geberit International AG, a global plumbing manufacturer, in several executive roles including Group Executive Board Member and Head of International Sales, as well as President and Chief Executive Officer of The Chicago Faucets Company. He also served in various finance and business development roles at J.P. Morgan Securities and Rieter Automotive Systems. Mr. Christensen earned a bachelor's degree in economics from Rollins College and an MBA from the University of Chicago's Booth School of Business.

Rachael Elliott, Executive Vice President, North America. Ms. Elliott, age 46, joined the Company as Executive Vice President, North America in October 2025. Prior to joining the Company, Ms. Elliot was the Senior Vice President, Manufacturing Operations at Ashley Furniture Industries, a home furnishings manufacturer and retailer, from June 2022 to October 2025. Prior to Ashley Furniture, Ms. Elliott held various leadership roles at Masonite International, a designer, manufacturer and distributor of interior and exterior doors, including Vice President, Environmental Health and Safety, from January 2022 to June 2022 and Vice President, Global Operations and Supply Chain-Architectural, from January 2020 to January 2022. Ms. Elliott also held various leadership roles at Walmart. Ms. Elliott earned a bachelor's degree in construction engineering and a master's degree in workforce training and development from the University of Southern Mississippi.

Jeffrey Embt, Vice President, Chief Accounting Officer. Mr. Embt, age 44, joined the Company as Vice President and Chief Accounting Officer in January 2026. Prior to joining the Company, Mr. Embt served as Chief Financial Officer of Proterra LLC, a manufacturer of battery systems for electric vehicles and commercial equipment, where he was also the Chief Accounting Officer from June 2023 until March 2024. Prior to Proterra, Mr. Embt held various accounting and finance positions with increasing levels of responsibilities at BWX Technologies, Inc., global manufacturer of nuclear components, including Head of Finance for BWXT Medical from February 2022 to June 2023 and Manager, Technical Accounting from April 2017 to January 2022. Mr. Embt was also an Audit Senior Manager with Deloitte & Touche LLP. Mr. Embt has a bachelor's degree in accounting and finance from Coastal Carolina University and completed his graduate and executive education at the University of Tennessee.

James Hayes, Executive Vice President, General Counsel and Corporate Secretary. Mr. Hayes, age 53, joined the Company in August 2018 as Vice President, Deputy General Counsel. In August 2022, he was promoted to Senior Vice President, Deputy General Counsel and Corporate Secretary. He was appointed to his current role in June 2023. Mr. Hayes leads the global legal team, providing legal advice and guidance to the Board of Directors and the senior leadership team. Mr. Hayes earned a bachelor's degree in English and history from Emory University and a law degree from Villanova University School of Law.

Wendy Livingston, Executive Vice President, Chief Human Resources Officer. Ms. Livingston, age 52, joined the Company as Executive Vice President, Chief Human Resources Officer in June 2023. Prior to joining the Company, Ms. Livingston was the Chief People Officer for Spreetail, a multinational e-commerce company, from August 2022 to June 2023 and the Senior Vice President and Chief Human Resources Officer for Harsco Corporation (now Enviri Corporation), a global environmental services company, from August 2020 to August 2022. She held leadership roles of increasing responsibility at The Boeing Company, a global aerospace company, from 1996 to 2020, including interim Senior Vice President, Human Resources in 2020 and Vice President, Corporate Human Resources from 2017 to 2020. Ms. Livingston earned a bachelor's degree in business administration from Peru State College, a master's degree in human resource management from Lindenwood University and is certified by the Society for Human Resource Management.

Matthew Meier, Executive Vice President, Chief Digital and Information Officer. Mr. Meier, age 53, joined the Company as Executive Vice President, Chief Digital and Information Officer in January 2024. Previously, he was Executive Vice President, Chief Digital and Data Officer at Driven Brands Holding, Inc., an automotive services company, from October 2021 to January 2024. Prior to joining Driven Brands, Mr. Meier was employed at Whirlpool Corporation, a manufacturer of home appliances, as the Vice President, Global Technology Value Streams from 2020 to 2021 and as Vice President, Chief Information Officer from 2016 to 2020. Mr. Meier earned a bachelor's degree in industrial engineering from Purdue University, a master's degree in information systems management from Carnegie Mellon University and an MBA from the Massachusetts Institute of Technology Sloan School of Management.

Samantha Stoddard, *Executive Vice President, Chief Financial Officer.* Ms. Stoddard, age 42, joined the Company in December 2020 as Vice President, Operations Finance. In February 2022, she was promoted to North America Chief Financial Officer. In April 2024, she expanded her responsibilities to include leading global Finance Planning and Analysis (FP&A) and assumed the additional role as the Head of FP&A. Ms. Stoddard was appointed to her current role in July 2024. Prior to joining JELD-WEN, Ms. Stoddard held various roles of increasing responsibility at Honeywell International, an American advanced-technology company, from April 2018 to December 2020, serving as the Chief Financial Officer, Personal Protection Equipment, from May 2020 to December 2020 and the Chief Financial Officer, Safety and Productivity Solutions Supply Chain, from February 2019 to April 2020. Ms. Stoddard earned a bachelor's degree in economics and political science from Wake Forest University and a master's degree in accounting from The University of Texas at Dallas.

Item 1A - Risk Factors

Investing in our Common Stock involves a high degree of risk. These risks include those described below and may include additional risks and uncertainties not presently known to us or that we currently deem immaterial. You should carefully consider the following factors, as well as other information contained or incorporated by reference in this Annual Report on Form 10-K, before deciding to invest in shares of our Common Stock. Our business, financial condition, and results of operations could be materially adversely affected by any of these risks, and the trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment in our Common Stock.

Risks Relating to Our Business and Industry

Negative trends in overall business, financial market and economic conditions, and activity levels in our end markets may reduce demand for our products, which could have a material adverse effect on our business, financial condition, and results of operations.

Negative trends in overall business, financial market, and economic conditions globally or in the regions where we operate may reduce demand for our doors and windows, which is tied to activity levels in the R&R and new residential and non-residential construction end markets. In particular, the following factors may have a direct impact on our business in the regions where our products are marketed and sold:

- the strength of the economy;

- employment rates, consumer confidence, and spending rates;

- the availability and cost of credit;

- interest rate fluctuations (including mortgage and credit card interest rates), sustained periods of elevated interest rates, and the availability of financing for our customers and consumers;

- the amount and type of residential and non-residential construction;

- housing sales and home values;

- the age of existing home stock, home vacancy rates, and foreclosures;

- volatility in both debt and equity capital markets;

- increases in the cost of raw materials or any shortage in supplies or labor, including as a result of tariffs or other trade restrictions;

- disruptions or delays to the global supply chain;

- the effects of governmental regulation and initiatives to manage economic conditions;

- armed conflicts, acts of terrorism or civil unrest;

- geographical shifts in population and other changes in demographics; and

- changes in weather patterns and extreme weather events.

R&R spending is discretionary and can be deferred or postponed entirely when economic conditions are poor. We have experienced sales declines in all our end markets during recent economic downturns.

Uncertain economic and political conditions may make it difficult for us and our customers or suppliers to accurately forecast and plan future business activities or may cause delays or cancellation of construction projects. For example, changes to policies related to global trade and tariffs may result in uncertainty surrounding the future of the global economy which could have an adverse impact on consumer spending as well as our input costs.

The ability of consumers to finance home construction and improvements is affected by the ability of consumers to procure third-party financing and the interest rates available for home mortgages, credit card debt, home equity or other lines of credit, and other sources of third-party financing. Negative business, financial market, and economic conditions, including rising inflation, interest rates and difficulty for consumers to procure financing, globally and within the industries or regions we compete in may materially and adversely affect demand for or costs to produce our products which could have a material adverse effect on our business, financial condition, and results of operations.

A decline in our relationships with our key customers, the amount of products they purchase from us, or a decline in our key customers' financial condition could have a material adverse effect on our business, financial condition, and results of operations.

Our business depends on our relationships with our key customers, which consist mainly of wholesale distributors and retail home centers.

Our top ten customers together accounted for approximately 48%, 46%, and 43% of our net revenues in the years ended December 31, 2025, 2024, and 2023, respectively. The Home Depot, a customer of our North America segment, represented approximately 17%, 16%, and 15% of our consolidated net revenues during the years ended December 31, 2025, 2024, and 2023, respectively. Lowe's Companies, another customer of our North America segment, represented approximately 13%, 12%, and 11% of our consolidated net revenues during the years ended December 31, 2025, 2024, and 2023, respectively. Although we have established and maintain significant long-term relationships with our key customers, we cannot assure you that all these relationships will continue or will not diminish. Some of our key customers are volume purchasers who are much larger than us and have strong bargaining power with their suppliers, which limits our ability to recover cost increases through higher selling prices. We generally do not enter into long-term contracts with our customers, and they generally do not have an obligation to purchase products from us. Accordingly, sales from customers that have accounted for a significant portion of our sales in past periods, individually or as a group, may not continue in future periods, or if continued, may not reach or exceed historical levels in any period. For example, certain of our large customers perform periodic line reviews to assess their product offering, which have in the past and may in the future lead to loss of business and pricing pressures. Some of our large customers may also experience economic difficulties or otherwise default on their obligations to us. Furthermore, our pricing optimization strategy, which requires maintaining pricing discipline to improve or maintain profit margins, has in the past and may in the future lead to the loss of certain customers, including key customers, who do not agree to our pricing terms. The loss of, or a diminution in our relationship with, any of our largest customers could lower our sales volumes and could have a material adverse effect on our business, financial condition, and results of operations.

We operate in a highly competitive business environment. Failure to compete effectively and any decrease in demand for our products could have a material adverse effect on our business, financial condition, and results of operations.

We operate in a highly competitive business environment. Some of our competitors may have greater financial, marketing, and distribution resources and may develop stronger relationships with customers in the markets where we sell our products. Some of our competitors may be less leveraged than we are, providing them with more flexibility to invest in new facilities and processes and making them better able to withstand adverse economic or industry conditions. In addition, our competitors could introduce new or improved products or changes in manufacturing technologies that would replace or reduce demand for our products.

Some of our competitors, regardless of their size or resources, may also choose to compete in the marketplace by adopting more aggressive sales policies, including price cuts, or by devoting greater resources to the development, promotion, and sale of their products. This could result in a loss of customers and/or market share to these competitors, which may cause us to reduce the prices at which we sell our products to remain competitive.

As a result of competitive bidding processes, we may have to provide pricing concessions to our significant customers for us to keep their business. Reduced pricing would result in lower product margins on sales to those customers. There is no guarantee that a reduction in prices would be offset by sufficient gains in market share and sales volume to those customers.

The loss of, or a reduction in orders from, any significant customers, or decreases in the prices of our products due to lower demand, could have a material adverse effect on our business, financial condition, and results of operations.

Failure to effectively manage and implement our strategic cost reduction and productivity initiatives could adversely impact our business, financial condition, and results of operations.

Our future financial performance depends in part on our management's ability to successfully implement our strategic initiatives, including our productivity, cost reduction, and global footprint rationalization initiatives. Such initiatives may include the consolidation, integration, and upgrading of facilities, functions, systems, and procedures. These initiatives involve substantial planning, often require capital investments, and may result in charges for fixed asset impairments or obsolescence and substantial severance costs. We cannot guarantee the successful implementation of these initiatives and related strategies throughout the geographic regions in which we operate or that such implementation will improve our operating results. Additionally, our ability to achieve the anticipated growth, cost savings and other benefits within expected timeframes is subject to many estimates and assumptions, which are in turn subject to significant economic, competitive, and other uncertainties, some of which are beyond our control. Any failure to successfully implement these initiatives and related strategies could adversely affect our business, financial condition, and results of operations, including increases in our restructuring and asset-related charges, net. We may, in addition, decide to alter or discontinue certain aspects of our business strategy at any time.

Our business will suffer if we are unable to retain and recruit executives, managers and employees at a competitive cost.

The success of our business depends upon the skills, experience, and efforts of our executives and other key employees. Our senior management team has acquired specialized knowledge and skills with respect to our business, and the loss of any of these individuals could harm our business, especially if we are not successful in developing adequate succession plans. In addition, we rely on the specialized knowledge and experience of certain key technical employees. Our business also depends on our ability to continue to recruit, train, and retain skilled employees. The loss of the services of these key executives and employees, or our inability to hire new personnel with the requisite skills, could have a material adverse effect on our business, financial condition, and results of operations. For example, our ability to develop new products or enhance existing products, sell products to our customers, or manage our business effectively could be impaired if we are unable to retain and attract qualified personnel. In addition, a significant increase in the wages paid by competing employers could result in a reduction of our qualified labor force, an increase in the wage rates that we must pay, or both. Lastly, we may experience higher levels of attrition within our professional workforce for a variety of reasons in the future, including if our compensation programs become uncompetitive or if the Company experiences significant disruption, including an economic downturn. We may not be able to attract highly qualified employees to replace such key personnel, particularly if the underlying reasons for the loss make the Company uncompetitive or attractive as an employer.

A disruption in our operations due to changes in weather patterns and related extreme weather events, natural disasters, public health crises, unstable geopolitical conditions or armed conflicts could have a material adverse effect on our business, financial condition, and results of operations.

We operate facilities worldwide, including in areas that are vulnerable to hurricanes, earthquakes, wildfires, and other natural disasters. Weather patterns may affect our operating results and our ability to maintain our sales volume throughout the year. Because our customers depend on suitable weather to engage in construction projects, increased frequency or duration of extreme weather conditions could have a material adverse effect on our financial results or financial condition. Also, we cannot predict the effects that global climate change may have on our business. In addition to changes in weather patterns, it might, for example, reduce the demand for construction, destroy forests (increasing the cost and reducing the availability of wood products used in construction), and increase the cost and reduce the availability of raw materials and energy.

In addition, our operations may be interrupted by natural disasters, public health crises, armed conflicts, terrorist attacks or other catastrophic events. These events may directly impact our suppliers' or customers' physical facilities or make the transportation of our supplies and products more difficult and more expensive and ultimately have a material adverse effect on our business, financial condition, and results of operations. For instance, instabilities in the Middle East and the ongoing conflict between Russia and Ukraine, including sanctions imposed on Russia, has and could continue to cause shortages in materials and heightened inflation on materials, freight, and other variable costs, such as utilities. The extent to which any extraordinary event impacts us depends on numerous factors and future developments that we are not able to predict, including the duration and scope of the event; governmental, business, and individuals' actions in response to the event; our ability to maintain sufficient qualified personnel; global supply chain disruptions caused by the event; and the impact of the event on economic activity, including financial market instability.

We may not identify or effectively respond to consumer needs, expectations, or trends in a timely fashion, which could adversely affect our relationship with customers, our reputation, the demand for our brands, products, and services, and our market share.

Our business is subject to changing consumer and industry trends, demands and preferences that we must continually anticipate and adapt to, such as the increasing use of technology by our customers. Consumers are increasingly using the internet and mobile technology to research home improvement products and to inform and provide feedback on their purchasing and ownership experience for these products. Trends towards online purchases could impact our ability to compete as we currently sell a significant portion of our products through retail home centers, wholesale distributors, and building products dealers.

Accordingly, the success of our business depends in part on our ability to maintain strong brands and identify and respond promptly to evolving trends in demographics, consumer preferences, expectations, and needs, while also managing inventory levels. It is difficult to successfully predict the products and services our customers will demand. Even if we are successful in anticipating consumer preferences, our ability to adequately react to and address those preferences will in part depend upon our continued ability to develop and introduce innovative, high-quality products and acquire or develop the intellectual property necessary to develop new products or improve our existing products. There can be no assurance that the products we develop, even those to which we devote substantial resources, will be successful. Investment in a product could divert our attention and resources from other projects that become more commercially viable in the future. Failure to anticipate and successfully react to changing consumer preferences could have a material adverse effect on our business, financial condition, and results of operations.

Our business is seasonal, and revenue and profit can vary significantly throughout the year, which may adversely impact the timing of our cash flows and limit our liquidity at certain times of the year.

Our business is seasonal, and our net revenues and operating results can vary significantly from quarter to quarter based upon the timing of the building season in our markets. Our sales typically follow seasonal new construction and R&R industry patterns. The peak season for home construction and R&R activity in the majority of the geographies where we market and sell our products generally corresponds with the second and third calendar quarters, and therefore our sales volume is typically higher during those quarters. Our first and fourth quarter sales volumes are generally lower due to reduced R&R and new construction activity as a result of less favorable climate conditions in the majority of our geographic end markets. Failure to effectively manage our inventory in anticipation of or in response to seasonal fluctuations could negatively impact our liquidity profile during certain seasonal periods.

Prices and availability of raw materials, freight, energy and other critical inputs we use to manufacture our products are subject to fluctuations due to inflation and other factors, and we may be unable to pass along to our customers the effects of any price increases.

As a manufacturer, our sales and profitability are dependent on the availability and cost of raw materials, freight, energy and other inputs. Prices and availability of our critical inputs fluctuate for a variety of reasons beyond our control, many of which cannot be anticipated with any degree of reliability. The reasons for these fluctuations include, among other things, variable worldwide supply and demand across different industries, speculation in commodities futures, general economic or environmental conditions, inflation, political unrest and instability, such as the ongoing military conflict between Russia and Ukraine and instabilities in the Middle East, labor costs, competition, import duties, tariffs, worldwide currency fluctuations, freight, regulatory costs, and product and process evolutions that impact demand for the same materials. Our most significant raw materials include logs and lumber, vinyl extrusions, glass, steel, and aluminum, each of which has been subject to periods of rapid and significant fluctuations in price. As another example, as global demand for key chemicals increases, the limited number of suppliers and investment in greater supply capacity drives increased global pricing. Changes in the prices of critical inputs have, and may continue to have, a material adverse effect on our business, financial condition, and results of operations.

We have short-term supply contracts with certain of our largest suppliers that limit our exposure to short-term fluctuations in prices and the availability of our materials, but we are susceptible to longer-term fluctuations in prices. Generally, we do not hedge against commodity price fluctuations but may from time to time. Significant increases in the prices of raw materials for finished goods, including as a result of significant or protracted material shortages, may be difficult to pass through to customers and may negatively impact our profitability and net revenues. We may attempt to modify products that use certain raw materials, but these changes may not be successful.

Some of our manufacturing operations require the use of substantial amounts of electricity and natural gas, which may be subject to significant price increases as the result of changes in overall supply and demand and the impacts of legislation and regulatory action. The current conflict between Russia and Ukraine has, and may continue to, affect the price of oil and natural gas throughout the world and impact the availability of energy supplies and other inputs at our manufacturing sites, particularly in Europe. Such a disruption in the supply of natural gas could impact our ability to continue our operations at such sites at normal levels. We have taken actions in an attempt to reduce the impact of energy price increases. However, these efforts may be insufficient to protect us against fluctuations in energy prices or shortages of natural gas, and we could suffer adverse effects to net income and cash flow should we be unable to either offset or pass higher energy costs through to our customers in a timely manner or at all.

Our business may be affected by delays or interruptions in the delivery of raw materials, finished goods, and certain component parts. A supply shortage or delivery chain interruption could have a material adverse effect on our business, financial condition, and results of operations.

We rely upon regular deliveries of raw materials, finished goods, and certain component parts. For certain raw materials that are used in our products, we depend on a single or limited number of suppliers for our materials, and we typically do not have long-term contracts with our suppliers. If we cannot accurately forecast our supply needs, our limited number of suppliers may make it difficult to quickly obtain additional raw materials to respond to shifting or increased demand. In addition, a supply shortage could occur as a result of unanticipated increases in market demand, including as a result of accelerated demand in reaction to the threat of tariffs or trade restrictions; difficulties in production or delivery, including insufficient energy supply; financial difficulties; or catastrophic events in the supply chain. Furthermore, because our products and the components of some of our products are subject to regulation, changes to these regulations could cause delays in delivery of raw materials, finished goods, and certain component parts.

We have experienced impacts to our supply chain from economic and geopolitical uncertainties, including the ongoing military conflict between Russia and Ukraine, which have resulted in delays in receiving materials, manufacturing downtime, increased backlogs, and delayed out-bound freight.

Until we can make acceptable arrangements with alternate suppliers, any interruption or disruption could impact our ability to ship orders on time and could idle some of our manufacturing capability for those products. This could result in a loss of revenues, reduced margins, and damage to our relationships with customers, which could have a material adverse effect on our business, financial condition, and results of operations.

Changes in U.S. trade policy, including the imposition of tariffs and the resulting consequences, have had and could continue to have an adverse effect on our results of operations.

The U.S. government has made changes in U.S. trade policy over the past several years. These changes include renegotiating and terminating certain existing bilateral or multi-lateral trade agreements, such as the U.S.-Mexico-Canada Agreement, and initiating tariffs on certain foreign goods from a variety of countries and regions. In particular, the U.S. has imposed tariffs on various imported products, particularly from China, as well as on certain steel and aluminum products from other countries. The imposition of tariffs may impact the prices of materials purchased outside of the U.S. and include goods in transit as well as increase the price of domestically sourced materials, including, in particular, steel and aluminum. These changes in U.S. trade policy have resulted in, and may continue to result in, one or more foreign governments adopting responsive trade policies that make it more difficult or costly for us to do business in or import our products or components from those countries or otherwise impact pricing and availability of raw materials. Additionally, anti-dumping and countervailing duty trade cases could impact our business and results of operations. We cannot predict the extent to which the U.S. or other countries will impose new or additional quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. The continuing adoption or expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has and could continue to adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could have a material adverse effect on our business, results of operations, and financial condition.

We are exposed to political, economic, and other risks that arise from operating a multinational business.

We have operations in North America and Europe. In the year ended December 31, 2025, our North America segment accounted for approximately 67% of net revenues and our Europe segment accounted for approximately 33% of net revenues. Further, certain of our businesses obtain raw materials and finished goods from foreign suppliers. Accordingly, our business is subject to political, economic, and other risks that are inherent in operating in numerous countries.

These risks include:

- the difficulty of enforcing agreements, collecting receivables, and protecting assets through foreign legal systems;

- trade protection measures and import or export licensing requirements;

- the imposition of, or increases in, tariffs or other trade restrictions;

- adverse domestic or international economic and political conditions, business interruption, war or civil disturbance;

- required compliance with a variety of foreign laws and regulations, including the application of foreign labor regulations;

- tax rates in foreign countries and the imposition of withholding requirements on foreign earnings;

- difficulty in staffing and managing widespread operations;

- difficulty in transporting materials, components, and products;

- currency exchange rate fluctuations or the imposition of, or increases in, currency exchange controls; and

- potential inflation and interest rate fluctuation in applicable non-U.S. economies.

Additionally, as a result of the international nature of our operations, we may be subject to anti-corruption laws in various jurisdictions, including the FCPA, the U.K. Bribery Act and other anti-bribery laws that generally prohibit improper payments or offers of payments to foreign government officials for the purpose of obtaining or retaining business. We have established anti-bribery/anti-corruption policies and procedures and offer several channels for raising concerns in an effort to comply with applicable laws and regulations. However, there can be no assurance that our policies and procedures will effectively prevent our employees or agents from violating these laws and regulations. Any determination that we have violated the FCPA or other anti-bribery/anti-corruption laws (whether directly or through acts of others, intentionally or through inadvertence) could result in severe criminal and civil sanctions and other liabilities that could have a material adverse effect on our business, reputation, financial condition, and results of operations.

As a global business with international operations, we may have difficulty anticipating and effectively managing these and other risks, which may adversely impact our business outside of the U.S. and our financial condition and results of operations.

Certain of our customers may further expand through consolidation and internal growth, which may increase their buying power. The increased size of our customers could have a material adverse effect on our business, financial condition, and results of operations.

Certain of our significant customers are large companies with strong buying power, and our customers have consolidated over time and may further expand through consolidation or internal growth. Consolidation could decrease the number of potential significant customers for our products and increase our reliance on key customers. Further, the increased size of our customers has, and may continue to, result in our customers seeking more favorable terms, including pricing, for the products that they purchase from us. Accordingly, the increased size of our customers may continue to further limit our ability to maintain or raise prices in the future. This could have a material adverse effect on our business, financial condition, and results of operations.

Exchange rate fluctuations may impact our business, financial condition, and results of operations.

Our operations expose us to both transaction and translation exchange rate risks. In the year ended December 31, 2025, 39% of our net revenues came from sales outside of the U.S., and we anticipate that our operations outside of the U.S. will continue to represent a significant portion of our net revenues for the foreseeable future. In addition, the nature of our operations often requires that we incur expenses in currencies other than those in which we earn revenue. In addition, if the effective price of our products were to increase as a result of fluctuations in foreign currency exchange rates, demand for our products could decline, which could adversely affect our business, financial condition, and results of operations. Also, because our financial statements are presented in U.S. dollars, we must translate the financial statements of our foreign subsidiaries and affiliates into U.S. dollars at exchange rates in effect during or at the end of each reporting period, and increases or decreases in the value of the U.S. dollar against other major currencies will affect our reported financial results, including the amount of our outstanding indebtedness.

We may be the subject of product liability claims, or product recalls and we may not accurately estimate costs related to warranty claims. Expenses associated with product liability claims and lawsuits and related negative publicity or warranty claims in excess of our reserves could have a material adverse effect on our business, financial condition, and results of operations.

Our products are used in a wide variety of residential, non-residential, and architectural applications. We face the risk of exposure to product liability or other claims, including class action lawsuits, in the event our products are alleged to be defective or have resulted in harm to others or to property. We may in the future incur liability if product liability lawsuits against us are successful. Moreover, any such lawsuits, whether or not successful, could result in adverse publicity to us, which could cause our sales to decline materially. In addition, it may be necessary for us to recall defective products, which would also result in adverse publicity, as well as resulting in costs connected to the recall and loss of sales. We maintain insurance coverage to protect us against product liability claims, but that coverage may not be adequate to cover all claims that may arise, or we may not be able to maintain adequate insurance coverage in the future at an acceptable cost. Any liability not covered by insurance could have a material adverse effect on our business, financial condition, and results of operations.

In addition, consistent with industry practice, we provide warranties on many of our products, and we may experience costs associated with warranty claims if our products have defects in manufacture or design or they do not meet contractual specifications. We estimate our future warranty costs based on historical trends and product sales, but we may fail to accurately estimate those costs and thereby fail to establish adequate warranty reserves for them. If warranty claims exceed our estimates, it may have a material adverse effect on our business, financial condition, and results of operations.

Our annual effective tax rate and the amount of taxes we pay can change materially as a result of changes in U.S. and foreign tax laws, changes in the mix of our U.S. and foreign earnings, adjustments to our estimates for the potential outcome of any uncertain tax issues, and audits by federal, state and foreign tax authorities.

As a large multinational corporation, we are subject to U.S. federal, state and local, and many foreign tax laws and regulations, all of which are complex and subject to significant change and varying interpretations. Changes in these laws or regulations, or any change in the position of taxing authorities regarding their application, administration or interpretation, could have a material adverse effect on our business, consolidated financial condition or results of our operations.

The Company must make judgments about the application of these inherently complex tax laws when calculating the provision for income taxes. The Company's provision for income taxes also includes estimates of additional tax that may be incurred for tax exposures and reflects various estimates and assumptions, including assessments of future earnings of the Company that could impact the valuation of its deferred tax assets. The Company's future results of operations and tax liability could be adversely affected by changes in the overall profitability of the Company, changes in the valuation of deferred tax assets and liabilities, changes in our effective tax rate as a result of a change in the mix of earnings in countries with differing statutory tax rates, and ongoing assessments of the Company's tax exposures.

We make estimates of the potential outcome of uncertain tax issues based on our assessment of relevant risks and facts and circumstances existing at the time, and we use these assessments to determine the adequacy of our provision for income taxes and other tax-related accounts. These estimates are highly judgmental. Future results may include favorable or unfavorable adjustments to estimated tax liabilities, which may cause our effective tax rate to fluctuate significantly.

In addition, our products, and our customers' products, are subject to import and excise duties and/or sales or value-added taxes in many jurisdictions in which we operate. Increases in these indirect taxes could affect the affordability of our products and our customers' products, and, therefore, reduce demand.

Recently, international tax norms governing each country's jurisdiction to tax cross-border international trade have evolved, and are expected to continue to evolve, due in part to the Base Erosion and Profit Shifting project led by the OECD, which represents a coalition of member countries including the United States, and supported by the G20. In addition, a number of countries are actively pursuing changes to their tax laws applicable to multinational corporations. Changes in these laws and regulations, or any change in the position of tax authorities regarding their application, administration or interpretation could adversely affect our financial results.

In addition, our income tax returns are subject to regular examination by domestic and foreign tax authorities. These taxing authorities may disagree with the positions we have taken or intend to take regarding the tax treatment or characterization of any of our transactions. If any tax authority were to successfully challenge the tax treatment or characterization of any of our transactions, it could have a material adverse effect on our business, consolidated financial condition or results of our operations. Furthermore, regardless of whether any such challenge is resolved in our favor, the final resolution of such matter could be expensive and time consuming to defend and/or settle.

We may make acquisitions, divestitures, or investments in other businesses, which may involve risks or may not be successful.

Generally, we may seek to acquire businesses that broaden our existing product lines and service offerings or expand our geographic reach. There can be no assurance that we will be able to identify suitable acquisition candidates or that our acquisitions or investments in other businesses will be successful. We may also seek to divest businesses that do not align with our goal of streamlining and simplifying our operations. These acquisitions or investments in other businesses may also involve risks, many of which may be unpredictable and beyond our control, and which may have a material adverse effect on our business, financial condition, and results of operations, including risks related to:

- the nature of the acquired company's business;

- any acquired business not performing as well as anticipated;

- the potential loss of key employees of the acquired company;

- our inability to retain the customers and partners of the acquired company;

- any damage to our reputation as a result of performance or customer satisfaction problems relating to an acquired business;

- the failure of our due diligence procedures to detect material issues related to the acquired business, including exposure to legal claims for activities of the acquired business prior to the acquisition;

- unexpected liabilities resulting from the acquisition for which we may not be adequately indemnified;

- our inability to enforce indemnification and non-compete agreements;

- the integration of the personnel, operations, technologies, and products of the acquired business, and establishment of internal controls, into the acquired company's operations;

- our failure to achieve projected synergies or cost savings;

- additional stock-based compensation issued or assumed in connection with an acquisition, including the impact on stockholder dilution and our results of operations;

- our inability to establish uniform standards, controls, procedures, and policies;

- any requirement that we make divestitures of operations or properties in connection with any acquisitions;

- the diversion of management attention and financial resources;

- our inability to obtain approvals from government authorities; and

- any unforeseen management and operational difficulties, particularly if we acquire assets or businesses in new foreign jurisdictions where we have little or no operational experience.

Our inability to achieve the anticipated benefits of acquisitions and other investments could materially and adversely affect our business, financial condition, and results of operations. In addition, how we finance an acquisition may have a material adverse effect on our business, financial condition, and results of operations, including changes to our equity, debt, and liquidity position. If we issue Convertible Preferred or Common Stock to pay for an acquisition, the ownership percentage of our existing shareholders may be diluted. Using our existing cash may reduce our liquidity. Incurring additional debt to fund an acquisition may result in higher debt service and a requirement to comply with additional financial and other covenants, including potential restrictions on future acquisitions and distributions.

We may be unable to protect our intellectual property, and we may face claims of intellectual property infringement.

We rely on a combination of patent, copyright, trademark, and trade secret laws, as well as confidentiality agreements, nondisclosure agreements, and other contractual commitments, to protect our intellectual property rights. However, these measures may not be adequate or sufficient, and third parties may not always respect these legal protections even if they are aware of them. In addition, our competitors may develop similar technologies and knowledge without violating our intellectual property rights. Furthermore, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the U.S. The failure to obtain worldwide patent and trademark protection may result in other companies copying and marketing products based on our technologies or under brand or trade names similar to ours outside the jurisdictions in which we are protected. This could impede our growth in existing regions, create confusion among consumers, and result in a greater supply of similar products that could erode prices for our protected products.

Litigation may be necessary to protect our intellectual property rights. Intellectual property litigation can result in substantial costs, could distract our management, and could impinge upon other resources. Our failure to enforce and protect our intellectual property rights may cause us to lose brand recognition and result in a decrease in sales of our products.

Moreover, while we are not aware that any of our products or brands infringes upon the proprietary rights of others, third parties may make such claims in the future. From time to time, third parties may claim that we have infringed upon their intellectual property rights, and we may receive notices from such third parties asserting such claims. Any such infringement claims are thoroughly investigated and, regardless of merit, could be time-consuming and result in costly litigation or damages, undermine the exclusivity and value of our brands, decrease sales, or require us to enter into royalty or licensing agreements that may not be on acceptable terms and that could have a material adverse effect on our business, financial condition, and results of operations.

Increases in labor costs, potential labor disputes, and work stoppages at our facilities or the facilities of our suppliers could have a material adverse effect on our business, financial condition, and results of operations.

Our financial performance is affected by the availability of qualified personnel and the cost of labor. We have employees in the U.S. and Canada that are unionized workers, and the majority of our workforce in other countries belong to work councils or are otherwise subject to labor agreements. U.S. and Canada employees represented by these unions are subject to collective bargaining agreements that are subject to periodic negotiation and renewal. If we are unable to enter into new, satisfactory labor agreements with our unionized employees upon expiration of their agreements, we could experience a significant disruption of our operations, which could cause us to be unable to deliver products to customers on a timely basis. Such disruptions could result in a loss of business and an increase in our operating expenses, which could reduce our net revenues and profit margins. In addition, our non-unionized labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.

We believe many of our direct and indirect suppliers also have unionized workforces. Strikes, work stoppages, or slowdowns experienced by suppliers could result in slowdowns or closures of facilities where components of our products are manufactured or delivered. Any interruption in the production or delivery of these components could reduce sales, increase costs, and have a material adverse effect on us.

Our pension plan obligations are currently not fully funded, and we may have to make significant cash payments to these plans, which would reduce the cash available for our businesses.

Although we have closed our U.S. pension plan to new participants and have frozen future benefit accruals for current participants, unfavorable returns on the plan assets or unfavorable changes in applicable laws or regulations could materially change the timing and amount of required plan funding, which would reduce the cash available for our operations. The funded levels of our pension plan depend upon many factors, including returns on invested assets, certain market interest rates, and the discount rate used to determine pension obligations. In addition, a decrease in the discount rate used to determine pension obligations could increase the estimated value of our pension obligations, which would affect the reported funding status of our pension plans and would require us to increase the amounts of future contributions. The projected benefit obligation and overfunded pension asset included in our consolidated financial statements as of December 31, 2025, for our U.S. pension plan was approximately $150.1 million and $3.3 million, respectively. Additionally, we have foreign defined benefit plans, some of which continue to be open to new participants. As of December 31, 2025, our foreign defined benefit plans had an unfunded pension liability of approximately $29.1 million.

Under the ERISA, the PBGC, also has the authority to terminate an underfunded tax-qualified U.S. pension plan under certain circumstances. In the event our tax-qualified U.S. pension plans were terminated by the PBGC, we could be liable to the PBGC for an amount that exceeds the underfunding disclosed in our consolidated financial statements. In addition, because our U.S. pension plan has unfunded obligations, if we have a substantial cessation of operations at a U.S. facility and, as a result of such cessation of operations an event under ERISA Section 4062(e) is triggered, additional liabilities that exceed the amounts disclosed in our consolidated financial statements could arise, including an obligation for us to provide additional contributions or alternative security for a period of time after such an event occurs. Any such action could have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Cybersecurity and Data Privacy

We are highly dependent on information technology, the disruption of which could significantly impede our ability to do business.

Our operations depend on our network of information technology systems (whether our own or those of our third-party service providers), each of which is vulnerable to damage from hardware failure, fire, power loss, telecommunications failure, and impacts of cyber-attacks, terrorism, natural disasters, or other disasters. We rely on our information technology systems to accurately maintain books and records, record transactions, provide information to management and prepare our financial statements. We may not have sufficient redundant operations to cover a loss or failure in a timely manner. Any damage to our information technology systems, regardless of the cause, could cause interruptions to our operations that materially adversely affect our ability to meet customers' requirements, resulting in an adverse impact to our business, financial condition, and results of operations. Periodically, these systems need to be expanded, updated, or upgraded as our business needs change. We may not be able to successfully implement changes in our information technology systems without experiencing difficulties, which could require significant financial and human resources. Moreover, our increasing dependence on technology may exacerbate this risk.

Our systems and IT infrastructure have been and may continue to be subject to security breaches and other cybersecurity incidents.

We rely on the accuracy, capacity, and security of digital technologies, including information systems, infrastructure, and cloud applications, some of which are managed or hosted by third party service providers, and the sale of our products may involve the transmission and/or storage of data, including in certain instances customers' and employees' business and personally identifiable information. Maintaining the security of computers, computer networks, and data storage resources is a critical issue for us and our customers, as security breaches, including computer viruses and malware, denial of service actions, misappropriation of data and similar events through the internet, including via devices and applications connected to the internet, and through email attachments and persons with access to these information systems could result in vulnerabilities and loss of and/or unauthorized access to confidential information. The use of generative AI in our internal systems may create new vulnerabilities. Because generative AI is a new field, understanding of security risks and protection methods continues to develop. We have experienced and could continue to experience cybersecurity incidents, such as attempts by experienced hackers, cybercriminals, or others with authorized access to our systems to misappropriate our proprietary information and technology, interrupt our business, and/or gain unauthorized access to confidential information, some of which have been, and may continue to be, successful. If our IT systems or those managed or hosted by third party service providers are breached, or cease to function as anticipated, we could suffer interruptions or inefficiencies in our operations, harm to our reputation, or misappropriation of proprietary or confidential information, including personal information. This could lead some customers to stop purchasing our products and reduce or delay future purchases of our products or use competing products.

In addition, we could face enforcement actions by U.S. states, the U.S. federal government, or foreign governments, which could result in fines, penalties, and/or other liabilities, which may cause us to incur legal fees and costs, and/or additional costs associated with responding to the cyberattack. Increased regulation regarding cybersecurity may increase our costs of compliance, including fines and penalties, as well as costs of cybersecurity audits and associated repairs or updates to infrastructure, physical systems or data processing systems. Any of these actions could have a material adverse impact on our business and results of operations. Although we maintain insurance coverage to protect us against some of the risks, those policies may be insufficient to cover all losses or all types of claims that may arise in the event we experience a cybersecurity incident, data breach or disruption, unauthorized access, or failure of systems.

In addition, we are subject to state, foreign, and international laws and regulations, as well as contractual obligations, which apply to the collection, use, retention, protection, disclosure, transfer and other processing of personal data. These privacy and data-protection related laws and regulations are evolving, with new or modified laws and regulations proposed and implemented frequently and existing laws and regulations subject to new or different interpretations. In particular, the E.U. GDPR, which became effective in 2018, poses increased compliance challenges both for companies operating within the E.U. and non-E.U. companies that administer or process certain personal data of E.U. residents. It is not possible to predict the ultimate content, and therefore effect, of data protection regulation over time, and efforts to comply with evolving regulation may result in additional costs.

We believe we have invested in industry-appropriate protections and monitoring practices for our data and information technology to reduce these risks and continue to monitor our systems on an ongoing basis for compliance with applicable privacy regulations and any current or potential threats. While we have not experienced any material breaches in security in our recent history, there can be no assurance that our efforts will prevent breakdowns or breaches to databases or systems that could have a material adverse effect on our business, financial condition, and results of operations, or that we will be subject to enforcement actions or penalties in connection with a failure or alleged failure to comply with applicable laws.

Emerging issues related to our integration and use of AI could give rise to legal or regulatory actions, damage our reputation or otherwise adversely affect our business.

Our use of AI in our operations remains in the early phases; however, such use may impose inherent risk and could adversely affect our operations and financial condition. We have started to assess the use of AI technology to drive productivity and data analytics. Use of AI exposes us to risks that such AI solutions may be deficient, produce inaccurate or misleading output, become inoperable or subject us to cybersecurity and data privacy breaches, all of which could lead to operational disruptions, flawed decision-making, and increased costs, and an inhibited ability to drive operational efficiencies. Additionally, the use of certain AI solutions could put our own information and intellectual property rights at risk or expose us to risk of infringing third parties' intellectual property or other rights. The global legal, regulatory, and ethical landscape surrounding AI is rapidly evolving and remains uncertain, which creates continued compliance risk and may result in additional operational costs associated with our use of AI, may limit our ability to fully develop or use AI solutions as intended, and may further cause legal repercussions and brand or reputational harm.

Risks Relating to our Governmental and Regulatory Environment

Domestic and foreign regulations, legislation and government policy, including those applicable to building codes and standards, could increase the costs of operating our business, lower the demand for our products or otherwise adversely affect our business.

We are subject to a variety of extensive and complex regulations, legislation and government policies from local, state, federal and foreign governmental authorities relating to building codes, construction standards, zoning requirements, wage requirements, employee benefits, and other matters. While it is not possible to predict whether and when any changes to the federal or administrative landscape will occur, changes at the local, state, and federal level could significantly impact our business. For example, changes in local minimum or living wage requirements, rights of employees to unionize, healthcare regulations, and other requirements relating to employee benefits could increase our labor costs, which would in turn increase our cost of doing business.

In particular, our products and markets are subject to mandates, including building design and safety and construction standards and zoning requirements, which affect the cost, selection, and quality requirements of building components like windows and doors. These regulations often provide broad discretion to governmental authorities as to the types and quality specifications of products used in new residential and non-residential construction and home renovations and improvement projects, and different governmental authorities can impose different standards. Compliance with these standards and changes in such regulations may increase the costs of manufacturing our products or may reduce the demand for certain of our products in the affected geographical areas or product markets. Conversely, a decrease in product safety standards could reduce demand for our more modern products if less expensive alternatives that did not meet higher standards became available for use in that market.

We may be subject to significant compliance costs, as well as liabilities under environmental, health, and safety laws and regulations.

Our past and present operations, assets, and products are subject to extensive environmental laws and regulations at the federal, state, and local level worldwide. These laws regulate, among other things, air emissions, the discharge or release of materials into the environment, the handling and disposal of wastes, remediation of contaminated sites, worker health and safety, and the impact of products on human health and safety and the environment. Under certain of these laws, liability for contaminated property may be imposed on current or former owners or operators of the property or on parties that generated or arranged for waste sent to the property for disposal. Liability under these laws may be joint and several and may be imposed without regard to fault or the legality of the activity giving rise to the contamination. Notwithstanding our compliance efforts, we may still face material liability, limitations on our operations, fines, or penalties for violations of environmental, health, and safety laws and regulations, including releases of regulated materials and contamination by us or previous occupants at our current or former properties or at offsite disposal locations we use.

The applicable environmental, health, and safety laws and regulations, and any changes to them or in their enforcement, may require us to make material expenditures with respect to ongoing compliance with or remediation under these laws and regulations or require that we modify our products or processes in a manner that increases our costs and/or reduces our profitability. For example, additional pollution control equipment, process changes, or other environmental control measures may be needed at some of our facilities to meet future requirements. In addition, the discovery of currently unknown or unanticipated soil or groundwater conditions at our properties could result in significant liabilities and costs. Accordingly, we are unable to predict the exact future costs of compliance with or liability under environmental, health, and safety laws and regulations.

Legal, regulatory or stakeholder preferences regarding climate change and sustainability matters could have an adverse impact on the Company's business and results of operations.

Concerns over the long-term effects of climate change have led to, and may continue to lead to, governmental efforts around the world to mitigate those effects. We will need to respond to any new laws and regulations as well as to consumer, investor and business preferences resulting from climate change concerns, which may have an impact on our business, from the demand for our customers' products in various industries to our costs of compliance in the manufacturing and servicing of our customers' products, all of which may impact our results of operations and result in costs to us in order to comply with any new laws, regulations or preferences. Overall, climate change, its effects and the resulting, unknown impact on government regulation, consumer, investor and business preferences could have a long-term material adverse effect on our business and results of operations.

Heightened stakeholder focus on sustainability issues related to our business requires continuous monitoring of various and evolving laws, regulations, standards and expectations and the associated reporting requirements. There can be no certainty that we will adequately or timely meet stakeholder expectations and reporting requirements, which may result in noncompliance with any imposed regulations, the loss of business, reputational impacts, diluted market valuation, an inability to attract and retain customers, and an inability to attract and retain top talent. In addition, our adoption and the reporting of certain standards or mandated compliance with certain requirements could necessitate additional investments that could impact our profitability. The lack of economic and regulatory certainty, including frequently changing legislation and regulation surrounding sustainability could adversely impact the demand for energy efficient products, increase costs of compliance and impose increased liability for remediation costs and civil or criminal penalties in cases of non-compliance.

Further, we have established and publicly disclosed sustainability targets and goals and other related commitments that are subject to a variety of assumptions, risks and uncertainties. If we are unable to, or perceived to be unable to, meet these targets, goals or commitments, our reputation, business and results of operations may be adversely impacted. In addition, not all our competitors may seek to establish climate or other sustainability targets and goals, or at a comparable level to ours, which could result in our competitors achieving competitive advantages through lower supply chain or operating costs.

Changes to legislative and regulatory policies that currently promote home ownership may have a material adverse effect on our business, financial condition, and results of operations.

Our markets are also affected by legislative and regulatory policies, such as U.S. tax rules, allowing for deductions of mortgage interest and the mandate of government-sponsored entities like Freddie Mac and Fannie Mae to promote home ownership through mortgage guarantees on certain types of home loans. The Tax Act passed in the U.S. in December 2017 made significant changes to some of these historical benefits of home ownership. The specific changes which could affect our markets are, among others, a reduction of the maximum amount of home mortgage indebtedness for which a tax deduction for interest paid may be claimed, an elimination of the deduction for interest paid on home equity indebtedness, and a limitation on the amount of state and local taxes allowed to be deducted annually as itemized deductions. These changes to the tax code and any future policy changes may adversely impact demand for our products and have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to our Indebtedness

Our failure to comply with the credit agreements governing our Credit Facilities and indentures governing the Senior Notes, including as a result of events beyond our control, could trigger events of default and acceleration of our indebtedness. Defaults under our debt agreements could have a material adverse effect on our business, financial condition, and results of operations.

Our ability to comply with the credit agreements governing our Credit Facilities, the indentures governing the Senior Notes, or other indebtedness that we may incur could be affected by events beyond our control, and our failure to comply could result in an event of default under the applicable facility. If there were an event of default under the agreements governing any of our indebtedness, the holders of the defaulted indebtedness could cause all amounts outstanding with respect to that indebtedness to be immediately due and payable. It is likely that our cash flows would not be sufficient to fully repay borrowings under our Credit Facilities and principal amounts of the Senior Notes, if accelerated upon an event of default. If we are unable to repay, refinance, or restructure our secured debt, the holders of such indebtedness may proceed against the collateral securing that indebtedness.

Furthermore, any event of default or declaration of acceleration under one debt instrument may also result in an event of default under one or more of our other debt instruments. In exacerbated or prolonged circumstances, one or more of these events could result in our bankruptcy or liquidation. Accordingly, any default by us on our debt could have a material adverse effect on our business, financial condition, and results of operations.

We may not be able to generate sufficient cash to service our indebtedness and other obligations without other strategic transactions.

Refer to Note 12 - *Long-Term Debt* to our consolidated financial statements included in this Form 10-K for more information regarding our indebtedness. We cannot make assurances that we will be able to generate sufficient cash through any of the foregoing. If we are not able to refinance our debt, obtain additional financing or sell assets on commercially reasonable terms or at all, we may not be able to satisfy our obligations with respect to our debt.

Additionally, if we are unable to refinance or reduce our debt, it could have other material consequences, including:

- increasing the risk of failing to satisfy our obligations with respect to borrowings outstanding under our Credit Facilities and Senior Notes and/or being able to comply with the financial and operating covenants contained in our debt instruments, which could result in an event of default under the credit agreements governing our Credit Facilities and the agreements governing our other debt, including the indentures governing the Senior Notes, that, if not cured or waived, could have a material adverse effect on our business, financial condition, and results of operations;

- limiting our ability to obtain debt or equity financing in the future for working capital, capital expenditures, acquisitions, or other general corporate purposes;

- increasing our vulnerability to general economic downturns and adverse industry conditions;

- limiting our flexibility in planning for, or reacting to, changes in our business and in our industry in general;

- limiting our ability to invest in and develop new products;

- placing us at a competitive disadvantage compared to our competitors that are not as highly leveraged;

- restricting the way we conduct our business because of financial and operating covenants in the agreements governing our existing and future indebtedness;

- increasing our cost of borrowing.

The credit agreements governing our Credit Facilities and the indentures governing the Senior Notes impose significant operating and financial restrictions on us.

The credit agreements governing our Credit Facilities and the indentures governing the Senior Notes impose significant operating and financial restrictions on us. These restrictions limit our ability, among other things, to:

- incur or guarantee additional indebtedness;

- make certain loans, investments, or restricted payments, including dividends to our shareholders;

- repurchase or redeem capital stock;

- engage in certain transactions with affiliates;

- sell certain assets (including stock of subsidiaries) or merge with or into other companies; and

- create or incur liens.

Under the terms of the ABL Facility, we will at times be required to comply with a specified fixed charge coverage ratio when the amount of certain unrestricted cash balances of the U.S. and Canadian loan parties plus the amount available for borrowing by the U.S. borrowers and Canadian borrowers is less than a specified amount. Our ability to meet the specified covenants could be affected by events beyond our control, and our failure to meet these covenants will result in an event of default as defined in the applicable facility.

In addition, our ability to borrow under the ABL Facility is limited by the amount of the borrowing base applicable to U.S. dollar and Canadian dollar borrowings. Any negative impact on the elements of our borrowing base, such as eligible accounts receivable and inventory, will reduce our borrowing capacity under the ABL Facility. Moreover, the ABL Facility provides discretion to the agent bank acting on behalf of the lenders to impose additional requirements on what accounts receivable and inventory may be counted toward the borrowing base availability and to impose other reserves, which could materially impair the amount of borrowings that would otherwise be available to us. There can be no assurance that the agent bank will not impose such reserves or, were it to do so, that the resulting impact of this action would not materially and adversely impair our liquidity.

As a result of these covenants and restrictions, we are limited in how we conduct our business, and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities or engage in other activities that may be in our long-term best interests. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, we may be unable to obtain waivers from the lenders or amend the covenants.

We require a significant amount of liquidity to fund our operations, and borrowing may increase our vulnerability to negative unforeseen events.

Our liquidity needs vary throughout the year. If our business experiences materially negative unforeseen events, we may be unable to generate sufficient cash flow from operations to fund our needs or maintain sufficient liquidity to operate and remain in compliance with our debt covenants, which could result in reduced or delayed purchases of raw materials, planned capital expenditures, and other investments and adversely affect our financial condition or results of operations. Our ability to borrow under the ABL Facility may be limited due to decreases in the borrowing base as described above.

Risks Relating to Ownership of Our Common Stock

The market price of our Common Stock may be highly volatile.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as other general economic, market or political conditions, could reduce the market price of our shares despite our operating performance. Various factors, including those listed in this Item 1A - *Risk Factors* section, may have a significant impact on the market price of our Common Stock.

In addition, broad market and industry factors, including the trading prices of the securities of our publicly traded competitors, may negatively affect the market price of our Common Stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. Furthermore, the stock market has experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation. Litigation of this type could result in substantial costs and diversion of management's attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations. Any adverse determination in litigation could also subject us to significant liabilities and may negatively impact our share price.

Because we have no current plans to pay cash dividends on our shares of Common Stock, shareholders must rely on appreciation of the value of our Common Stock for any return on their investment.

We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business, to repay debt and potentially repurchase shares, and have no current plans to declare or pay any cash dividends in the foreseeable future. In addition, the terms of our Credit Facilities, Senior Notes, and any future debt agreements may preclude us from paying dividends. As a result, we expect that only appreciation of the price of our Common Stock, if any, will provide a return to shareholders for the foreseeable future.

Because we are a holding company with no operations of our own, we rely on dividends, distributions, and transfers of funds from our subsidiaries, and we could be harmed if such distributions were not made in the future.

We are a holding company that conducts all our operations through subsidiaries, and the majority of our operating income is derived from JWI, our main operating subsidiary. Consequently, we rely on dividends or advances from our subsidiaries. We have no current plans to declare or pay dividends on our Common Stock for the foreseeable future; however, to the extent that we determine in the future to pay dividends on our Common Stock, none of our subsidiaries will be obligated to make funds available to us for the payment of dividends. The ability of such subsidiaries to pay dividends to us is subject to applicable local law and may be limited due to the terms of other contractual arrangements, including our indebtedness. Such laws and restrictions would restrict our ability to continue operations. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our Common Stock.

Item 1B - Unresolved Staff Comments

None.

Item 1C - Cybersecurity

Risk Management and Strategy

We maintain a comprehensive process for assessing, identifying and managing material risks from cybersecurity threats as part of our overall risk management system and processes. To that end, we regularly monitor the need and implementation of enhancements to security infrastructure, legacy system replacement, emerging technology risk assessment and security integration.

Our cybersecurity risk management processes include the following:

a. We leverage the NIST framework to help ensure the Company's risk posture remains in alignment with the Company's overall risk appetite.

b. The Company utilizes policies, software, training programs, hardware solutions and managed services to protect and monitor our environment, including multifactor authentication on all critical systems, firewalls, intrusion detection and prevention systems, vulnerability and penetration testing, identity and access management systems, cloud security controls and monitoring, data backup and recovery systems and 24x7 security operations center.

c. The Company's approach to managing cybersecurity and digital risk is led by our CIO and CISO. Our CIO is supported by the Company at the highest levels and regularly engages with cross-functional teams at the Company, including Legal, Audit, Finance, Human Resources and Enterprise Risk Management.

d. We also carry insurance that provides protection against the potential losses arising from a cybersecurity incident. Such insurance may be insufficient to cover all losses or all types of claims that may arise.

e. Our cybersecurity team conducts routine cyber awareness training for professional associates using an independent third-party security training provider to educate best practices, policies and responsibilities pertaining to cybersecurity. We also conduct periodic simulated phishing tests to generate awareness and run tabletop exercises to simulate a response to a cybersecurity incident and use the findings to improve our practices, procedures and technologies.

f. Our cybersecurity incident response plan coordinates the activities we take to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, communicate and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

g. Our cybersecurity team regularly conducts tests of our information security environment and controls through vulnerability scanning, penetration testing and attack simulation testing.

Additionally, our cybersecurity risk management processes include review and assessment by external, independent third parties, who assess the maturity of our cybersecurity program and identify areas for continued focus and improvement. Furthermore, our Legal Department advises the Board about best practices for cybersecurity oversight by the Board, and the evolution of that oversight over time.

Our cybersecurity risk management processes extend to the oversight and identification of threats associated with our use of third-party service providers. Our cybersecurity team conducts third-party software security reviews for new software products being implemented into our production environments. We also have a third-party risk management process that regularly assesses and monitors risks, including cybersecurity, from vendors and suppliers. We also participate in various cybersecurity and industry groups to remain apprised of emerging cybersecurity risks, defense, mitigation strategies, and governance best practices. Continuous monitoring for evolving risks such as AI-driven attacks, ransomware, supply chain vulnerabilities, and cloud security challenges are in place. The Company continues to adapt strategies and controls to address these threats proactively.

As of the date of this Form 10-K, we do not believe any risk from any cybersecurity threats or incidents have had, or are reasonably likely to have, a material impact on us; however, there is no guarantee that a future cybersecurity threat or incident will be detected and remediated to not have a material adverse impact on our business, results of operations and financial condition. Refer to Item 1A - *Risk Factors* of this Form 10-K for information on cybersecurity risks that may materially affect our business, results of operations and financial condition.

Governance

The cybersecurity risk management processes described above are led by our CIO and CISO, each having more than 25 years of information security experience. Our CIO reports to the CEO, and the CISO reports to the CIO. Our Board, Audit Committee, senior management and the Enterprise Risk Management Committee (a management committee of senior representatives from corporate functions and business lines) devote resources to cybersecurity and risk management processes. Cybersecurity and data governance risks are aligned with our overall Enterprise Risk Management process to help ensure potential cyber threats are identified, assessed and mitigated. Our top risks, such as cybersecurity, identified sub-risks and current and proposed mitigation strategies, are reviewed regularly by the Enterprise Risk Management Committee. The Audit Committee is primarily responsible for the oversight of enterprise risk management and cybersecurity risks, including cybersecurity threats. To fulfill this responsibility, the Audit Committee receives periodic reports from the CIO and CISO. These reports include information regarding updates on cybersecurity initiatives, cybersecurity metrics, such as phishing results and attack volume metrics, results of any assessments performed by internal stakeholders or external third-party advisors and updates on cybersecurity trends and insights. The CIO and CISO provide a cybersecurity update to the full Board at least annually.

Item 2 - Properties

Our principal executive office is located in Charlotte, North Carolina. We lease administrative office space in Charlotte, North Carolina and in Birmingham, U.K. We also own or lease other properties to support our primary operating activities, including sales offices and administrative office space in Klamath Falls, Oregon.

	Manufacturing	Distribution
North America		
United States	32	12
Canada	4	2
Total North America	36	14
Europe		
United Kingdom	2	—
France	2	—
Austria	3	—
Czech Republic	1	—
Switzerland	1	—
Hungary	1	—
Germany	4	1
Sweden	2	—
Denmark	2	—
Latvia	2	—
Estonia	3	—
Finland	2	—
Total Europe	25	1
Total JELD-WEN	**61**	**15**

Item 3 - Legal Proceedings

Refer to Note 25 - *Commitments and Contingencies* to our consolidated financial statements included in this Form 10-K for information relating to this item.

Item 4 - Mine Safety Disclosures

Not applicable.

PART II - OTHER INFORMATION

Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

Our Common Stock has been listed and traded on the NYSE under the symbol "JELD" since January 27, 2017. Prior to that time, there was no public trading market for our stock. As of February 18, 2026, there were approximately 1,015 shareholders of record of our Common Stock. The number of record holders does not include a substantially greater number of holders whose shares are held of record in nominee or "street name" accounts through banks, brokers, and other financial institutions.

Stock Performance Graph

The following graph depicts the total return to shareholders from December 31, 2020 through December 31, 2025, relative to the performance of the Russell 3000 Index and our self-selected peer group[1]. The graph assumes an investment of $100 in our Common Stock and each index on December 31, 2020, and the reinvestment of dividends paid since that date. We chose to use a self-selected peer group consisting of the companies noted below as we believe this peer group aligns with our markets and global exposure. The criteria used in determining this peer group included the size of the companies (measured in terms of annual revenue and market capitalization), industries and geographies in which the companies operate, stock price correlation and volatility relative to JELD-WEN, and increased representation of comparator companies used by shareholder advisory firms. The stock performance shown in the graph is not necessarily indicative of future performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among JELD-WEN Holding, Inc., the Russell 3000 Index,
Self-Selected Peer Group



*$100 invested on December 31, 2020, in stock or index, including reinvestment of dividends.

Fiscal year ended December 31.

	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025
JELD-WEN Holding, Inc.	$100.00	$103.94	$38.05	$74.45	$32.29	$9.70
Russell 3000	$100.00	$125.66	$101.53	$127.88	$158.32	$185.47
Self-Selected Peer Group[1]	$100.00	$125.37	$86.49	$123.98	$135.38	$109.14

(1) The self-selected peer group index is comprised of the following companies: American Woodmark Corporation; Fortune Brands Innovations, Inc.; Interface Inc; Masco Corporation; Mohawk Industries, Inc.; and Owens Corning.

Equity Compensation Plans

Refer to Item 12 - *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters* in this Form 10-K for the information required by Item 201(d) of Regulation S-K regarding equity compensation plans.

Dividends

We do not currently expect to pay any cash dividends on our Common Stock for the foreseeable future. Instead, we intend to retain future earnings, if any, for the future operation and expansion of our business, the repayment of debt, and potentially for share repurchases. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws, and other factors that our Board of Directors may deem relevant.

The terms of the agreements governing our existing or future indebtedness may limit our ability to pay dividends and make distributions to our shareholders. Our business is conducted through our subsidiaries and dividends from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations, and pay any dividends. Accordingly, our ability to pay dividends to our shareholders is dependent on the earnings and distributions of funds from our subsidiaries (which distributions may be restricted by the terms of our Corporate Credit Facilities and Senior Notes).

Item 6 - [Reserved]

Not applicable.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

This MD&A contains forward-looking statements that involve risks and uncertainties. Refer to "Forward-Looking Statements" in Item 1 - *Business* and Item 1A - *Risk Factors* in this Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements. This discussion should be read in conjunction with our historical financial statements and related notes thereto and the other disclosures contained elsewhere in this Form 10-K. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those listed under Item 1A - *Risk Factors* included in this Form 10-K.

This MD&A is a supplement to our financial statements and notes thereto included elsewhere in this Form 10-K and is provided to enhance your understanding of our results of operations and financial condition. Our discussion of results of operations is presented in millions throughout the MD&A and due to rounding may not sum or calculate precisely to the totals and percentages provided in the tables. Our MD&A is organized as follows:

- *Company Overview.* This section provides a general description of our Company and reportable segments, business and industry trends, our key business strategies, and background information on other matters discussed in this MD&A.

- *Results of Operations.* This section provides our analysis and outlook for the significant line items on our consolidated statements of operations, as well as highlights key events or changes since the reporting period that may affect our financial condition, results, or future outlook.

- *Segment Results and Non-GAAP Reconciliations.* This section provides other information that we deem meaningful to an understanding of our results on both a consolidated basis and a reportable segment basis. It also includes non-GAAP financial measures used by management to assess performance and make decisions regarding the allocation of resources, along with reconciliations to the most directly comparable GAAP measures.

- *Liquidity and Capital Resources.* This section contains an overview of our financing arrangements and provides an analysis of trends and uncertainties affecting liquidity, cash requirements for our business, and sources and uses of our cash.

- *Critical Accounting Policies and Estimates.* This section discusses the accounting policies that we consider important to the evaluation and reporting of our financial condition and results of operations, and whose application requires significant judgments or a complex estimation process.

Company Overview

We are a leading global designer, manufacturer, and distributor of high-performance interior and exterior doors, windows, and related building products, serving the new construction and R&R sectors.

We operate manufacturing and distribution facilities in 14 countries, located primarily in North America and Europe. For many product lines, our manufacturing processes are vertically integrated, enhancing our range of capabilities, our ability to innovate, and our quality control as well as providing supply chain, transportation, and working capital savings.

Reportable Segments

Our business is organized in geographic regions to ensure integration across operations serving common end markets and customers. We have two reportable segments: North America and Europe. Refer to Note 14 - *Segment Information* included in this Form 10-K for more information about our segments.

Divestitures

During 2021, the Company ceased the appeal process for its litigation with Steves. As a result, we were required to divest our Towanda facility and related assets, which occurred on January 17, 2025. We have reported Towanda within our North America operations through the date of sale. Refer to Note 2 - *Discontinued Operations and Divestiture* included in this Form 10-K for more information.

On April 17, 2023, we entered into a Share Sale Agreement with Aristotle Holding III Pty Limited, a subsidiary of Platinum Equity Advisors, LLC, to sell our Australasia business. On July 2, 2023, we completed the sale. The net assets and operations of the disposal group met the criteria to be classified as "discontinued operations" and are reported as such in all periods presented unless otherwise noted. The consolidated statements of cash flows include cash flows from discontinued operations through the divestiture date of July 2, 2023. Refer to Note 2 - *Discontinued Operations and Divestiture* included in this Form 10-K for more information.

Factors and Trends Affecting Our Business

Components of Net Revenues

The key components of our net revenues include Core Revenues (which we define to include the impact of pricing and volume/mix, as discussed further under the heading, "Product Pricing and Volume/Mix" below), contribution from acquisitions and divestitures made within the prior twelve months, and the impact of foreign exchange. Net revenues reported in our financial statements are impacted by the fluctuating currency values in the geographies in which we operate, which we refer to as the impact from foreign exchange. Throughout this *Management's Discussion and Analysis of Financial Condition and Results of Operations*, percentage changes in pricing are based on management schedules and are not derived directly from our accounting records.

Product Demand

General business, financial market, and economic conditions globally and in the regions where we operate influence overall demand in our end markets and for our products. In particular, the following factors may have a direct impact on demand for our products in the countries and regions where our products are marketed and sold:

- the strength of the economy;

- employment rates, consumer confidence, and spending rates;

- the availability and cost of credit;

- interest rate fluctuations (including mortgage and credit card interest rates), sustained periods of elevated interest rates, and the availability of financing for our customers and consumers;

- the amount and type of residential and non-residential construction;

- housing sales and home values;

- the age of existing home stock, home vacancy rates, and foreclosures;

- volatility in both debt and equity capital markets;

- increases in the cost of raw materials or any shortage in supplies or labor, including as a result of tariffs or other trade restrictions;

- disruptions or delays to the global supply chain;

- the effects of governmental regulation and initiatives to manage economic conditions;

- armed conflicts, acts of terrorism or civil unrest;

- geographical shifts in population and other changes in demographics; and

- changes in weather patterns and extreme weather events.

In addition, we seek to drive demand for our products through the implementation of various strategies and initiatives. We believe we can enhance demand for our new and existing products by:

- innovating and developing new products and technologies;

- investing in branding and marketing strategies, including marketing campaigns in both print and social media, as well as our investments in training curriculum, in-field training and technologies to facilitate remote learning; and

- implementing channel initiatives to enhance our relationships with key channel partners and customers, including optimizing growth through rebate programs in North America.

Product Pricing and Volume/Mix

The price and mix of products that we sell are important drivers of our net revenues and net income. Under the heading "Results of Operations," references to (i) "pricing" refer to the impact of price increases or decreases, as applicable, for particular products between periods and (ii) "volume/mix" refer to the combined impact of both the number of products we sell in a particular period and the types of products sold, in each case, on net revenues. While we operate in competitive markets, the demand for our innovative products allows us to exercise pricing discipline, which is an important element of our strategy to achieve profitable growth through improved margins. Our strategy also includes incentivizing our channel partners to sell our higher margin products, and we believe a renewed focus on innovation and the development of new technologies will increase our sales volumes and the overall profitability of our product mix.

Cost Reduction and Productivity Initiatives

Our senior management team has a proven history of implementing operational excellence programs at various large, global manufacturing businesses, and we believe the same successes can be realized at JELD-WEN. Key areas of focus of our operational excellence, productivity, and footprint rationalization programs include:

- reducing labor, overtime, and waste costs by optimizing manufacturing capacity and improving planning and manufacturing processes;

- increasing rigor and alignment around capital expenditures with a clear linkage to our strategy and optimizing returns;

- reducing or minimizing increases in material usage and costs through value-added engineering;

- investing in logistics optimization programs to reduce freight costs and increase throughput;

- redesigning our supply chain network to reduce lead times and optimize inventory levels to increase cash flow; and

- reducing warranty costs and scrap by improving quality.

We continue to implement our strategic cost-reduction and productivity initiatives to develop the culture and processes of operational excellence and continuous improvement. These cost reduction initiatives, which may include plant closures and consolidations, headcount reductions, and other various initiatives aimed at lowering production and overhead costs, may not produce the intended results within the intended timeframe.

Raw Material Costs

Commodities such as wood, steel, glass, fiberglass, aluminum, and vinyl are major components in the production of our products. Changes in the underlying prices of these commodities have a direct impact on the cost of goods sold. While we attempt to pass on a substantial portion of such cost increases to our customers, we may not be successful in doing so. In addition, our results of operations for individual quarters may be negatively impacted by a delay between the time of raw material cost increases and a corresponding price increase. Conversely, our results of operations for individual quarters may be positively impacted by a delay between the time of a raw material price decrease and a corresponding competitive pricing decrease.

Freight Costs

We incur freight and duty costs from third party logistics providers and port authorities to transport raw materials and work-in-process inventory to our manufacturing facilities and to deliver finished goods to our customers. Changes in freight and duty rates as well as the availability of freight services can have a significant impact on our cost of goods sold. Freight and duty costs are variable due to several factors that have affected the supply and demand of trucking and port services, including increased regulation, such as logging of miles, increases in general economic activity, labor shortages, and an aging workforce. We continue to monitor these key market drivers and proactively mitigate these costs through various internal initiatives and carrier contracts.

Working Capital and Seasonality

Working capital fluctuates throughout the year and is affected by the seasonality of sales of our products and of customer payment patterns. The peak season for home construction and remodeling in our North America and Europe segments generally corresponds with the second and third calendar quarters, and therefore our sales volume is generally higher during those quarters. Typically, working capital increases at the end of the first quarter and beginning of the second quarter in conjunction with, and in preparation for, our peak season, and working capital decreases starting in the third quarter as inventory levels and accounts receivable decline. Global supply markets and supply chains have been impacted by certain events, resulting in shortages and extended lead times impacting our operations and profitability. We continue to apply several different strategies to mitigate the impact of these challenges on our operations, including extending our demand planning, seeking alternative sources, utilizing substitute products and leveraging our supplier relationships.

Foreign Currency Exchange Rates

We report our consolidated financial results in U.S. dollars. Due to our international operations, the weakening or strengthening of foreign currencies against the U.S. dollar can affect our reported operating results and our cash flows as we translate our foreign subsidiaries' financial statements from their reporting currencies into U.S. dollars. Refer to Item 1A - *Risk Factors* - Risks Relating to Our Business and Industry, Item 1A - *Risk Factors* - Exchange rate fluctuations may impact our business, financial condition, and results of operations, and Item 7A - *Quantitative and Qualitative Disclosures About Market Risk* - Exchange Rate Risk included in this Form 10-K for more information.

Components of our Operating Results

Net Revenues

Our net revenues are a function of sales volumes and selling prices, each of which is a function of product mix, and consist primarily of:

- sales of a wide variety of interior and exterior doors, including patio doors, for use in residential and non-residential applications, with and without frames, to a broad group of wholesale and retail customers in both of our geographic markets;

- sales of a wide variety of windows for both residential and certain non-residential uses, to a broad group of wholesale and retail customers in North America; and

- other sales, including sales of glass, hardware and locks, and window screens. We also sell molded door skins to certain direct and indirect customers pursuant to long-term contracts, and these customers in turn use the molded door skins to manufacture interior doors and compete directly against us in the marketplace.

Net revenues do not include internal transfers of products between our component manufacturing, product manufacturing and assembly, and distribution facilities.

Cost of Sales

Cost of sales consists primarily of material costs, direct labor and benefit costs, repair and maintenance, depreciation, utility, rent and warranty expenses, outbound freight, insurance and benefits, supervision, and tax expenses.

Material Costs. The single largest component of cost of sales is material costs, which include raw materials, components, and finished goods purchased for use in manufacturing our products or for resale. Our most significant material costs include wood, wood composites, wood components, steel, glass, internally produced door skins, fiberglass compound, hardware, petroleum-based products such as resin and binders, as well as aluminum and vinyl extrusions. The cost of each of these items is impacted by global supply and demand trends, both within and outside our industry, as well as commodity price fluctuations, conversion costs, energy costs, and transportation costs. Material costs also include purchased finished goods. We have and may continue to experience inflation in our material costs, including increased costs for inbound freight, due to supply chain challenges from economic and geopolitical uncertainties, including the ongoing conflict between Russia and Ukraine. The imposition of new tariffs on imports, new trade restrictions, or changes in tariff rates or trade restrictions may further impact material costs. Refer to Item 7A - *Quantitative and Qualitative Disclosures About Market Risk* - Raw Materials Risk included in this Form 10-K.

Direct Labor and Benefit Costs. Direct labor and benefit costs reflect a combination of production hours, average headcount, general wage levels, payroll taxes, and benefits provided to employees. Direct labor and benefit costs include wages, overtime, payroll taxes, and benefits paid to hourly employees at our facilities that are involved in the production and/or distribution of our products. These costs are generally managed by each facility and headcount is adjusted according to overall and seasonal production demand. We run multi-shift operations in many of our facilities to maximize return on assets and utilization. Direct labor and benefit costs fluctuate with headcount but generally tend to increase with inflation due to increases in wages and health benefit costs.

Repair and Maintenance, Depreciation, Utility, Rent, and Warranty Expenses.

- Repairs and maintenance costs consist of equipment and facility maintenance expenses, purchases of maintenance supplies, and the labor costs involved in performing maintenance on our equipment and facilities.

- Depreciation includes depreciation expense associated with our production assets and plants.

- Rent is predominantly comprised of lease costs for facilities we do not own as well as vehicle fleet and equipment lease costs. Facility leases are typically multi-year and may include increases tied to certain measures of inflation.

- Warranty expenses represent all costs related to servicing warranty claims and product issues and are mostly related to our window and door products sold in the U.S. and Canada.

Outbound Freight. Outbound freight includes payments to third-party carriers for shipments of orders to our customers, as well as driver, vehicle, and fuel expenses when we deliver orders to customers. Third-party carriers ship most of our products.

Insurance and Benefits, Supervision, and Tax Expenses.

- Insurance and benefit costs are the expenses relating to our insurance programs, health benefits, retirement benefit programs (including the pension plan), and other benefits for employees that are not included in direct labor and benefits costs.

- Supervision costs are the wages and bonus expenses related to plant managers. Both insurance and benefits and supervision expenses tend to be influenced by headcount and wage levels.

- Tax costs are mostly payroll taxes for employees not included in direct labor and benefit costs, and property taxes. Tax expenses are impacted by changes in tax rates, headcount and wage levels, and the number and value of properties owned.

In addition, an appropriate portion of each of the insurance and benefits, supervision and tax expenses are allocated to SG&A.

Selling, General, and Administrative Expenses

SG&A primarily consists of R&D, sales and marketing, and general and administrative expenses.

Research and Development. R&D expenses consist primarily of personnel expenses related to R&D, consulting and contractor expenses, tooling and prototype materials, and overhead costs allocated to such expenses. Substantially all our R&D expenses are related to developing new products and services and improving our existing products and services. To date, R&D expenses have been expensed as incurred, because the period between achieving technological feasibility and the release of products and services for sale has been short and development costs qualifying for capitalization have been insignificant.

Sales and Marketing. Sales and marketing expenses consist primarily of advertising and marketing promotions of our products and services and related personnel expenses, as well as sales incentives, trade show and event costs, sponsorship costs, consulting and contractor expenses, travel, display expenses, and related amortization. Sales and marketing expenses are generally variable expenses.

General and Administrative. General and administrative expenses consist of personnel expenses for our finance, legal, human resources, and administrative personnel, as well as the costs of professional services, any allocated overhead, information technology, amortization of intangible assets acquired, and other administrative expenses.

Goodwill Impairment

Goodwill impairment consists of goodwill impairment charges associated with our North America reporting unit during the year ended December 31, 2025, and our Europe reporting unit during the years ended December 31, 2025 and 2024. During the year ended December 31, 2024, goodwill impairment also consists of goodwill impairment charges related to the court-ordered divestiture of Towanda. Refer to Note 6 - *Goodwill* to our consolidated financial statements included in this Form 10-K for more information.

Restructuring and Asset Related Charges, Net

Restructuring and asset-related charges, net consist primarily of all salary-related severance and employee termination benefits that are accrued and expensed when a restructuring plan has been put into place, the plan has received approval from the appropriate level of management, and the benefit is probable and reasonably estimable. In addition to salary-related costs, we incur other restructuring costs and adjustments when facilities are closed, or capacity is realigned within the organization. Upon termination of an employment or commercial contract we record liabilities and expenses pursuant to the terms of the relevant agreement. For non-contractual restructuring activities, liabilities and expenses are measured and recorded at fair value in the period in which they are incurred. Asset related charges, net consist of accelerated depreciation and amortization of assets due to changes in asset useful lives. Refer to Note 19 - *Restructuring and Asset-Related Charges, Net* to our consolidated financial statements included in this Form 10-K for more information.

Interest Expense, Net

Interest expense, net relates primarily to interest payments on our credit facilities and debt securities, as well as commitment fees and amortization of any original issue discount or debt issuance costs. Debt issuance costs are included as an offset to long-term debt in the accompanying consolidated balance sheets and are amortized to interest expense over the life of the related facility using the effective interest method. Refer to Note 21 - *Interest Expense, Net* and Note 12 - *Long-Term Debt* to our consolidated financial statements included in this Form 10-K for more information.

Other Income, Net

Other income, net, includes income and losses related to various miscellaneous non-operating expenses. Refer to Note 22 - *Other Income, Net* to our consolidated financial statements included in this Form 10-K for more information.

Income Taxes

Income taxes are recorded using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the date of enactment. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely to be realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Refer to Note 15 - *Income Taxes* to our consolidated financial statements included in this Form 10-K for more information.

Results of Operations

The tables in this section summarize key components of our results of operations for the periods indicated, both in U.S. dollars and as a percentage of our net revenues. Certain percentages presented in this section have been rounded to the nearest whole number. Accordingly, totals may not equal the sum of the line items in the tables below.

We present several financial metrics in "Core" terms, such as Core Revenues, which excludes the impact of foreign exchange, acquisitions, and divestitures completed in the last twelve months. We believe Core Revenues assists management, investors, and analysts in understanding the organic performance of our operations.

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

(amounts in thousands)	Year Ended December 31,				
	2025			**2024**	
		% of Net Revenues			**% of Net Revenues**
Net revenues	$ 3,211,181	100.0 %	$	3,775,592	100.0 %
Cost of sales	2,696,986	84.0 %		3,086,618	81.8 %
Gross margin	514,195	16.0 %		688,974	18.2 %
Selling, general and administrative	551,111	17.2 %		652,527	17.3 %
Goodwill impairment	334,617	10.4 %		94,801	2.5 %
Restructuring and asset-related charges, net	44,511	1.4 %		68,092	1.8 %
Operating loss	(416,044)	(13.0)%		(126,446)	(3.3)%
Interest expense, net	67,182	2.1 %		67,237	1.8 %
Loss on extinguishment and refinancing of debt	237	— %		1,908	0.1 %
Other income, net	(9,144)	(0.3)%		(24,773)	(0.7)%
Loss from continuing operations before taxes	(474,319)	(14.8)%		(170,818)	(4.5)%
Income tax expense	147,930	4.6 %		16,762	0.4 %
Loss from continuing operations, net of tax	(622,249)	(19.4)%		(187,580)	(5.0)%
Gain (loss) on sale of discontinued operations, net of tax	1,040	— %		(1,440)	— %
Net loss	$ (621,209)	(19.3)%	$	(189,020)	(5.0)%

Consolidated Results

Net Revenues – Net revenues decreased $564.4 million, or 14.9%, to $3.21 billion in the year ended December 31, 2025, from $3.78 billion in the year ended December 31, 2024. The decrease in net revenues was primarily driven by a decrease in Core Revenues of 12% and a decrease in net revenues from the court-ordered divestiture of Towanda of 4%. These were partially offset by a favorable foreign exchange impact of 1%. The decline in Core Revenues was driven by a 13% decrease in volume/mix, partially offset by a 1% benefit from price realization.

Gross Margin – Gross margin decreased $174.8 million, or 25.4%, to $514.2 million in the year ended December 31, 2025, from $689.0 million in the year ended December 31, 2024. Gross margin as a percentage of net revenues was 16.0% in the year ended December 31, 2025, compared to 18.2% in the year ended December 31, 2024. The decrease in gross margin percentage was primarily due to the decremental impact of volume/mix and negative price/cost, partially offset by favorable productivity.

SG&A – SG&A decreased $101.4 million, or 15.5%, to $551.1 million in the year ended December 31, 2025, from $652.5 million in the year ended December 31, 2024. SG&A as a percentage of net revenues remained flat at 17.2% for the years ended December 31, 2025 and 2024. The decrease in SG&A was primarily due to a decrease in professional fees, including non-recurring transformation journey expenses, gains on sale of property and equipment, including the sale-leaseback transaction in 2025 for our industrial warehouse located in Coral Springs, Florida, lower salaries and benefits driven by a reduction in headcount, and lower amortization expense resulting from accelerated amortization in the prior year for an ERP that we are no longer utilizing after we completed our related obligations under the JW Australia Transition Services Agreement.

Goodwill Impairment – Goodwill impairment charges of $334.6 million in the year ended December 31, 2025, related to the full impairment of goodwill in our North America and Europe reporting units. Goodwill impairment charges of $94.8 million in the year ended December 31, 2024, consisted of goodwill impairment charges of $63.4 million related to our Europe reporting unit and $31.4 million related to our North America reporting unit in connection with the court-ordered divestiture of Towanda. Refer to Note 6 – *Goodwill* to our consolidated financial statements included in this Form 10-K for more information.

Restructuring and Asset-Related Charges, Net – Restructuring and asset-related charges, net decreased $23.6 million, or 34.6% to $44.5 million in the year ended December 31, 2025, from $68.1 million in the year ended December 31, 2024. The decrease in restructuring and asset-related charges, net was primarily due to a decrease in charges incurred to close certain manufacturing facilities in our North America and Europe segments and to transform the operating structure of our Europe segment. Refer to Note 19 - *Restructuring and Asset-Related Charges, Net* to our consolidated financial statements included in this Form 10-K for more information.

Interest Expense, Net – Interest expense, net, was $67.2 million for both the years ended December 31, 2025 and 2024. Higher interest on our Senior Notes due September 2032, issued in the third quarter of 2024, driven by a higher principal balance and interest rate, was offset by lower interest on the Term Loan Facility due to a partial principal repayment in the third quarter of 2024 and a lower interest rate in 2025. Refer to Note 21 - *Interest Expense, Net* to our consolidated financial statements included in this Form 10-K for more information.

Loss on Extinguishment and Refinancing of Debt – Loss on extinguishment and refinancing of debt decreased $1.7 million, or 87.6%, to $0.2 million in the year ended December 31, 2025, from $1.9 million in the year ended December 31, 2024. Refer to Note 12 - *Long-Term Debt* to our consolidated financial statements included in this Form 10-K for more information.

Other Income, Net – Other income, net decreased $15.6 million, or 63.1%, to $9.1 million in the year ended December 31, 2025, from $24.8 million in the year ended December 31, 2024. Refer to Note 22 - *Other Income, Net* to our consolidated financial statements included in this Form 10-K for more information.

Income Tax Expense – Income tax expense was $147.9 million in the year ended December 31, 2025, compared to $16.8 million in the year ended December 31, 2024. The effective tax rate in the year ended December 31, 2025, was (31.2)%. The effective tax rate for the year ended December 31, 2025, was driven primarily by the $174.8 million increase to valuation allowances on foreign and U.S. tax attributes and $55.4 million of tax expense attributable to nondeductible goodwill impairment. The effective tax rate in the year ended December 31, 2024, was (9.8)%. The effective tax rate for the year ended December 31, 2024, was driven primarily by the $24.6 million increase to valuation allowances on foreign and state NOL and credit carryforwards, $20.2 million of tax expense attributable to nondeductible goodwill impairment, $7.1 million of tax expense attributed to nondeductible expenses, and $4.5 million of tax expense attributed to the expiration of U.S. attributes, partially offset by $2.7 million of tax benefit attributable to R&D credits. Refer to Note 15 - *Income Taxes* to our consolidated financial statements included in this Form 10-K for more information.

Gain (Loss) On Sale Of Discontinued Operations, Net Of Tax – The $1.0 million gain and $1.4 million loss on sale of discontinued operations, net of tax in the years ended December 31, 2025 and 2024, respectively, is related to the July 2, 2023, sale of JW Australia. The $1.0 million incurred in the year ended December 31, 2025, is due to a release of reserve associated with purchases under a supply agreement in the second quarter of 2025. The $1.4 million incurred in the year ended December 31, 2024, is related to settlement of an outstanding tax liability related to JW Australia. Refer to Note 2 - *Discontinued Operations and Divestiture* to our consolidated financial statements included in this Form 10-K for more information.

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

		Year Ended December 31,			
		2024		2023	
(amounts in thousands)			% of Net Revenues		% of Net Revenues
Net revenues	$	3,775,592	100.0 %	$ 4,304,334	100.0 %
Cost of sales		3,086,618	81.8 %	3,471,713	80.7 %
Gross margin		688,974	18.2 %	832,621	19.3 %
Selling, general and administrative		652,527	17.3 %	655,280	15.2 %
Goodwill impairment		94,801	2.5 %	—	— %
Restructuring and asset-related charges, net		68,092	1.8 %	35,741	0.8 %
Operating (loss) income		(126,446)	(3.3)%	141,600	3.3 %
Interest expense, net		67,237	1.8 %	72,258	1.7 %
Loss on extinguishment and refinancing of debt		1,908	0.1 %	6,487	0.2 %
Other income, net		(24,773)	(0.7)%	(25,719)	(0.6)%
(Loss) income from continuing operations before taxes		(170,818)	(4.5)%	88,574	2.1 %
Income tax expense		16,762	0.4 %	63,339	1.5 %
(Loss) income from continuing operations, net of tax		(187,580)	(5.0)%	25,235	0.6 %
(Loss) gain on sale of discontinued operations, net of tax		(1,440)	— %	15,699	0.4 %
Income from discontinued operations, net of tax		—	— %	21,511	0.5 %
Net (loss) income	$	(189,020)	(5.0)%	$ 62,445	1.5 %

Consolidated Results

Net Revenues – Net revenues decreased $528.7 million, or 12.3%, to $3.78 billion in the year ended December 31, 2024, from $4.30 billion in the year ended December 31, 2023. The decrease in net revenues was primarily driven by a decrease in Core Revenues of 12%. Core Revenues decreased due to a 12% decline in volume/mix.

Gross Margin – Gross margin decreased $143.6 million, or 17.3%, to $689.0 million in the year ended December 31, 2024, from $832.6 million in the year ended December 31, 2023. Gross margin as a percentage of net revenues was 18.2% in the year ended December 31, 2024, and 19.3% in the year ended December 31, 2023. The decrease in gross margin percentage was due to a decremental impact of volume/mix, partially offset by an increase in productivity.

SG&A – SG&A decreased $2.8 million, or 0.4%, to $652.5 million in the year ended December 31, 2024, from $655.3 million in the year ended December 31, 2023. SG&A as a percentage of net revenues increased to 17.3% in the year ended December 31, 2024, from 15.2% in the year ended December 31, 2023. The decrease in SG&A was primarily due to decreased performance-based variable compensation expense partially offset by increased professional fees, including non-recurring transformation journey expenses.

Goodwill Impairment – Goodwill impairment charges of $94.8 million in the year ended December 31, 2024, consist of a $63.4 million goodwill impairment charge associated with our Europe reporting unit, and a $31.4 million goodwill impairment charge in our North America reporting unit related to the court-ordered divestiture of Towanda. Refer to Note 6 – *Goodwill* to our consolidated financial statements included in this Form 10-K for more information.

Restructuring and Asset-Related Charges, Net – Restructuring and asset-related charges, net increased $32.4 million, or 90.5% to $68.1 million in the year ended December 31, 2024, from $35.7 million in the year ended December 31, 2023. The increase in restructuring charges, net was primarily due to an increase in charges incurred to close certain manufacturing facilities in our North America and Europe segments and to transform the operating structure of our Europe segment Refer to Note 19 - *Restructuring and Asset-Related Charges, Net* to our consolidated financial statements included in this Form 10-K for more information.

Interest Expense, Net – Interest expense, net, decreased $5.0 million, or 6.9%, to $67.2 million in the year ended December 31, 2024, from $72.3 million in the year ended December 31, 2023. The decrease was primarily due to lower long-term debt balances resulting from the redemption of our Senior Secured Notes and partial redemption of our 4.63% Senior Notes in the third quarter of 2023, and an increase in interest income from invested cash balances, partially offset by a decrease in interest income from interest rate derivatives and a higher interest rate on our Senior Notes maturing in 2032 issued during the third quarter of 2024. Refer to Note 21 - *Interest Expense, Net* to our consolidated financial statements included in this Form 10-K for more information.

Loss on Extinguishment and Refinancing of Debt – The $1.9 million loss on extinguishment and refinancing of debt during the year ended December 31, 2024, is related to the amendment of our Term Loan Facility as well as the redemption of the remaining $200.0 million of our 4.63% Senior Notes. The loss on extinguishment and refinancing of debt of $6.5 million in the year ended December 31, 2023, is related to the redemption of our Senior Secured Notes and partial redemption of our 4.63% Senior Notes. Refer to Note 12 - *Long-Term Debt* to our consolidated financial statements included in this Form 10-K for more information.

Other Income, Net – Other income, net decreased $0.9 million, or 3.7%, to $24.8 million in the year ended December 31, 2024, from $25.7 million in the year ended December 31, 2023. Refer to Note 22 - *Other Income, Net* to our consolidated financial statements included in this Form 10-K for more information.

Income Tax Expense – Income tax expense was $16.8 million in the year ended December 31, 2024, compared to $63.3 million in the year ended December 31, 2023. The effective tax rate in the year ended December 31, 2024, was (9.8)%. The effective tax rate for the year ended December 31, 2024, was driven primarily by the $24.6 million increase to valuation allowances on foreign and state NOL and credit carryforwards, $7.1 million of tax expense attributed to nondeductible expenses, $20.2 million of tax expense attributable to nondeductible goodwill impairment and $4.5 million of tax expense attributed to the expiration of U.S. attributes, partially offset by $2.7 million of tax benefit attributable to R&D credits. The effective tax rate in the year ended December 31, 2023, was 71.5%. The effective tax rate in the year ended December 31, 2023, was primarily driven by the effects of the $32.7 million net valuation allowance recorded against our foreign and state NOLs as well as $7.2 million of tax expense attributed to the expiration of our U.S. attributes. Refer to Note 15 - *Income Taxes* to our consolidated financial statements included in this Form 10-K for more information.

(Loss) Gain On Sale Of Discontinued Operations, Net Of Tax – The $1.4 million loss and $15.7 million gain on sale of discontinued operations in the years ended December 31, 2024 and 2023, respectively, are related to the July 2, 2023, sale of JW Australia. The $1.4 million loss incurred in the year ended December 31, 2024, is related to settlement of an outstanding tax liability for JW Australia. Refer to Note 2 - *Discontinued Operations and Divestiture* to our consolidated financial statements included in this Form 10-K for more information.

Segment Results and Non-GAAP Reconciliations

We report our segment information in the same way management internally organizes the business in assessing performance and making decisions regarding the allocation of resources in accordance with ASC 280-10 - *Segment Reporting*. We define Adjusted EBITDA from continuing operations as income (loss) from continuing operations, net of tax, adjusted for the following items: income tax expense (benefit); depreciation and amortization; interest expense (income), net; and certain special items consisting of non-recurring net legal and professional expenses and settlements; goodwill impairment; restructuring and asset-related charges, net; M&A related costs (income); net (gain) loss on sale of business, property and equipment; loss on extinguishment and refinancing of debt; share-based compensation expense; pension settlement charges; non-cash foreign exchange transaction/translation (gain) loss; and other special items. We use Adjusted EBITDA from continuing operations because we believe this measure assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. This non-GAAP financial measure should be viewed in addition to, and not as a substitute for, the Company's reported results prepared in accordance with GAAP.

We have two reportable segments, organized and managed principally in geographic regions: North America and Europe. We report all other business activities in Corporate and unallocated costs.

Reconciliations of (loss) income from continuing operations, net of tax to Adjusted EBITDA from continuing operations by segment are as follows:

(amounts in thousands)	Year Ended December 31, 2025			
	North America	Europe	Corporate and Unallocated Costs	Total Consolidated
Loss from continuing operations, net of tax	$ (267,610)	$ (172,887)	$ (181,752)	$ (622,249)
Income tax expense[1]	114,168	12,199	21,563	147,930
Depreciation and amortization	69,418	32,895	10,068	112,381
Interest (income) expense, net	(803)	2,183	65,802	67,182
Special items:[2]				
Net legal and professional expenses and settlements	2,958	6,660	21,846	31,464
Goodwill impairment	181,248	153,369	—	334,617
Restructuring and asset-related charges, net	24,435	17,711	2,365	44,511
M&A related costs	—	—	9,053	9,053
Net gain on sale of business, property, and equipment	(37,149)	—	—	(37,149)
Loss on extinguishment and refinancing of debt	—	—	237	237
Share-based compensation expense	3,174	2,180	9,640	14,994
Pension settlement charge	6,644	—	—	6,644
Other special items[3]	2,979	1,000	4,395	8,374
Adjusted EBITDA from continuing operations	$ 99,462	$ 55,310	$ (36,783)	$ 117,989

(1) Income tax expense in our North America segment includes $129.2 million attributable to an increase in the valuation allowance recorded against our U.S. tax attributes and $5.1 million attributed to withholding tax accrued on certain foreign undistributed earnings from prior years.

(2) Refer to the calculation of Adjusted EBITDA from continuing operations for a discussion of the Special items listed below.

(3) Corporate and unallocated other special items include $3.5 million in expenses related to an environmental matter.

(amounts in thousands)		Year Ended December 31, 2024			
		North America	Europe	Corporate and Unallocated Costs	Total Consolidated
Income (loss) from continuing operations, net of tax	$	82,836	$ (64,331)	$ (206,085)	$ (187,580)
Income tax expense (benefit)		18,676	8,066	(9,980)	16,762
Depreciation and amortization[1]		73,528	30,702	21,556	125,786
Interest expense, net		2,648	2,114	62,475	67,237
Special items:[2]					
Net legal and professional expenses and settlements		2,921	4,740	55,061	62,722
Goodwill impairment		31,356	63,445	—	94,801
Restructuring and asset-related charges, net		42,817	23,729	1,546	68,092
M&A related costs		—	—	15,296	15,296
Net gain on sale of business, property, and equipment		(13,415)	(153)	(184)	(13,752)
Loss on extinguishment and refinancing of debt		—	—	1,908	1,908
Share-based compensation expense		3,087	1,261	11,117	15,465
Non-cash foreign exchange transaction/translation loss (gain)		315	(3,771)	355	(3,101)
Other special items		9,302	1,911	399	11,612
Adjusted EBITDA from continuing operations	$	254,071	$ 67,713	$ (46,536)	$ 275,248

(1) Corporate and unallocated depreciation and amortization expense in the year ended December 31, 2024, includes accelerated amortization of $14.1 million for an ERP system that we are no longer utilizing after we completed our related obligations under the JW Australia Transition Services Agreement.

(2) Refer to the calculation of Adjusted EBITDA from continuing operations for a discussion of the Special items listed below.

(amounts in thousands)		Year Ended December 31, 2023			
		North America	Europe	Corporate and Unallocated Costs	Total Consolidated
Income (loss) from continuing operations, net of tax	$	175,980	$ (3,335)	$ (147,410)	$ 25,235
Income tax expense (benefit)[1]		79,210	44,095	(59,966)	63,339
Depreciation and amortization[2]		79,900	30,185	24,911	134,996
Interest expense, net		4,713	3,224	64,321	72,258
Special items:[3]					
Net legal and professional expenses and settlements		946	3,726	23,512	28,184
Restructuring and asset-related charges, net		29,207	5,738	796	35,741
M&A related costs		759	—	5,816	6,575
Net loss (gain) on sale of property and equipment		1,223	(5,101)	(6,645)	(10,523)
Loss on extinguishment and refinancing of debt		—	—	6,487	6,487
Share-based compensation expense		5,121	1,890	10,466	17,477
Pension settlement charge		4,349	—	—	4,349
Non-cash foreign exchange transaction/translation (gain) loss		(261)	1,628	(772)	595
Other special items		1,042	(595)	(4,721)	(4,274)
Adjusted EBITDA from continuing operations	$	382,189	$ 81,455	$ (83,205)	$ 380,439

(1) Income tax expense in our Europe segment includes an increase in valuation allowance against our foreign net operating loss carryforwards of $30.0 million.

(2) Corporate and unallocated costs depreciation and amortization expense in the year ended December 31, 2023, includes accelerated amortization of $14.1 million for an ERP system that we are no longer utilizing after we completed our related obligations under the JW Australia Transition Services Agreement. North America depreciation and amortization expense in the year ended December 31, 2023, includes accelerated depreciation of $9.1 million from reviews of equipment capacity optimization.

(3) Refer to the calculation of Adjusted EBITDA from continuing operations for a discussion of the Special items listed below.

Reconciliations of (loss) income from continuing operations, net of tax to Adjusted EBITDA from continuing operations on a consolidated basis are as follows:

(amounts in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
(Loss) income from continuing operations, net of tax	(622,249)	(187,580)	$ 25,235
Income tax expense[1]	147,930	16,762	63,339
Depreciation and amortization[2]	112,381	125,786	134,996
Interest expense, net	67,182	67,237	72,258
Special items:			
Net legal and professional expenses and settlements[3]	31,464	62,722	28,184
Goodwill impairment[4]	334,617	94,801	—
Restructuring and asset-related charges, net[5][6]	44,511	68,092	35,741
M&A related costs[7]	9,053	15,296	6,575
Net gain on sale of business, property, and equipment[8]	(37,149)	(13,752)	(10,523)
Loss on extinguishment and refinancing of debt[9]	237	1,908	6,487
Share-based compensation expense[10]	14,994	15,465	17,477
Pension settlement charge[11]	6,644	—	4,349
Non-cash foreign exchange transaction/translation (gain) loss[12]	—	(3,101)	595
Other special items[13]	8,374	11,612	(4,274)
Adjusted EBITDA from continuing operations	$ 117,989	$ 275,248	$ 380,439

(1) Income tax expense in the year ended December 31, 2025, includes $129.2 million attributable to an increase in the valuation allowance recorded against our U.S. tax attributes and $5.1 million attributed to withholding tax accrued on certain foreign undistributed earnings from prior years. Income tax expense in the year ended December 31, 2023, includes an increase in valuation allowance against foreign net operating loss carryforwards of $30.0 million. Refer to Note 15 - *Income Taxes* to our consolidated financial statements included in this Form 10-K for more information.

(2) Depreciation and amortization expense includes accelerated amortization of $14.1 million in the years ended December 31, 2024 and 2023, in Corporate and unallocated costs for an ERP system that we are no longer utilizing after we completed our related obligations under the JW Australia Transition Services Agreement. In addition, depreciation and amortization expense in the year ended December 31, 2023, includes accelerated depreciation of $9.1 million in North America from reviews of equipment capacity optimization.

(3) Net legal and professional expenses and settlements include non-recurring transformation journey expenses of $28.7 million, $59.2 million, and $26.1 million in the years ended December 31, 2025, 2024, and 2023, respectively. For the year ended December 31, 2025, these expenses primarily relate to project-based consulting fees that directly support the transformation journey that are not expected to recur in the foreseeable future. These projects include the centralization of human resources processes, North America supply chain network optimization strategy, and other projects related to our transformation journey. For the years ended December 31, 2024 and 2023, these expenses primarily relate to the engagement of a transformation consultant for a period spanning from the third quarter of 2023 through April 2025, for which we incurred $40.7 million and $20.0 million, respectively. Expenses for this transformation consultant's engagement, which was extended into 2025, included $2.5 million in the year ended December 31, 2025. Additionally, net legal and professional expenses and settlements include $1.6 million, $2.8 million, and $1.8 million in the years ended December 31, 2025, 2024, and 2023, respectively, relating to litigation of historic legal matters.

(4) Goodwill impairment in the year ended December 31, 2025, consists of goodwill impairment charges related to the full impairment of goodwill in our North America and Europe reporting units. Goodwill impairment in the year ended December 31, 2024, consists of a $63.4 million goodwill impairment charge associated with our Europe reporting unit, and a $31.4 million goodwill impairment charge in our North America segment related to the court-ordered divestiture of Towanda. Refer to Note 6 - *Goodwill* to our consolidated financial statements included in this Form 10-K for more information.

(5) Restructuring and asset-related charges, net represents severance, accelerated depreciation and amortization, equipment relocation and other expenses directly incurred as a result of restructuring events. The restructuring charges primarily relate to charges incurred to change the operating structure, eliminate certain roles, and close certain manufacturing facilities in our North America and Europe segments. Refer to Note 19 - *Restructuring and Asset-Related Charges, Net* to our consolidated financial statements included in this Form 10-K for more information.

(6) Product and inventory-related charges related to announced facility closures were detrimental to Adjusted EBITDA from continuing operations. Refer to Note 19 - *Restructuring and Asset-Related Charges, Net* to our consolidated financial statements included in this Form 10-K for more information.

(7) M&A related costs consist of legal and professional expenses related to the court-ordered divestiture of Towanda and other strategic initiatives.

(8) Net gain on sale of business, property, and equipment in the year ended December 31, 2025, primarily relates to the court-ordered divestiture of Towanda, the sale of property in Coral Springs, Florida and the sale of property and equipment in Marion, North Carolina. Net gain on sale of business, property and equipment in the year ended December 31, 2024, primarily relates to the sale of our business in St. Kitts and properties in Chile, Mexico, and Klamath Falls, Oregon. Net gain on sale of business, property and equipment in the year ended December 31, 2023, primarily relates to the sale of properties in the United Kingdom, Australia, and Klamath Falls, Oregon.

(9) Loss on extinguishment and refinancing of debt consists of $0.2 million in the year ended December 31, 2025, associated with an amendment of our ABL Facility. Loss on extinguishment and refinancing of debt of $1.9 million in the year ended December 31, 2024, associated with an amendment of our Term Loan Facility and redemption of the remaining $200.0 million of our 4.63% Senior Notes. Loss on extinguishment and refinancing of debt of $6.5 million in the year ended December 31, 2023, is related to the redemption of $250.0 million of our 6.25% Senior Secured Notes and $200.0 million of our 4.63% Senior Notes. Refer to Note 12 - *Long-Term Debt* to our consolidated financial statements included in this Form 10-K for more information.

(10) Share-based compensation expense represents equity-based compensation expense related to the issuance of share-based awards.

(11) Pension settlement charge of $6.6 million in the year ended December 31, 2025, is due to the purchase of group annuity contracts and transfer of pension obligations associated with our U.S. defined benefit pension plan to an insurer. Pension settlement charge of $4.4 million in the year ended December 31, 2023, represents a settlement loss associated with our U.S. defined benefit pension plan resulting from a one-time lump sum payment offered to pension plan participants. Refer to Note 26 - *Employee Retirement and Pension Benefits* to our consolidated financial statements included in this Form 10-K for more information.

(12) Non-cash foreign exchange transaction/translation (gain) loss is primarily associated with fair value adjustments of foreign currency derivatives and revaluation of balances denominated in foreign currencies.

(13) Other special items not core to ongoing business activity include: (i) in the year ended December 31, 2025 $3.5 million in expenses related to an environmental matter in Corporate and unallocated costs; (ii) in the year ended December 31, 2024, a loss of $4.8 million of cumulative foreign currency translation adjustments related to the substantial liquidation of a foreign subsidiary in Chile and Mexico in our North America segment; (iii) in the year ended December 31, 2023, ($3.1) million in income from short-term investments and forward contracts related to the JW Australia divestiture in Corporate and unallocated costs, ($2.8) million in adjustments to compensation and non-income taxes associated with exercises of legacy equity awards in our Europe segment, and $2.2 million in costs that do not meet the GAAP definition of restructuring, primarily related to the closure of a certain facility in our Europe segment.

Comparison of the Year Ended December 31, 2025 to the Year Ended December 31, 2024

	Year Ended December 31,		
(amounts in thousands)	**2025**	**2024**	**Variance**
Net revenues from external customers			
North America	$ 2,154,348	$ 2,708,371	(20.5)%
Europe	1,056,833	1,067,221	(1.0)%
Total Consolidated	$ 3,211,181	$ 3,775,592	(14.9)%
Percentage of total consolidated net revenues			
North America	67.1 %	71.7 %	
Europe	32.9 %	28.3 %	
Total Consolidated	100.0 %	100.0 %	
Adjusted EBITDA from continuing operations[1]			
North America	$ 99,462	$ 254,071	(60.9)%
Europe	55,310	67,713	(18.3)%
Corporate and unallocated costs	(36,783)	(46,536)	(21.0)%
Total Consolidated	$ 117,989	$ 275,248	(57.1)%
Adjusted EBITDA from continuing operations as a percentage of segment net revenues			
North America	4.6 %	9.4 %	
Europe	5.2 %	6.3 %	
Total Consolidated	3.7 %	7.3 %	

(1) Adjusted EBITDA from continuing operations is a financial measure that is not calculated in accordance with GAAP. Refer to the calculation of Adjusted EBITDA from continuing operations for a discussion of the Special items listed above.

North America

Net revenues in North America decreased $554.0 million, or 20.5%, to $2.15 billion in the year ended December 31, 2025, from $2.71 billion in the year ended December 31, 2024. The decrease was primarily due to a decrease in Core Revenues of 14% and a decrease in net revenues from the court-ordered divestiture of Towanda of 6%. The decrease in Core Revenues was driven by a 14% decline in volume/mix due to weaker market demand.

Adjusted EBITDA from continuing operations in North America decreased $154.6 million, or 60.9%, to $99.5 million in the year ended December 31, 2025, from $254.1 million in the year ended December 31, 2024. The decrease was primarily due to unfavorable volume/mix, negative price/cost, and lower productivity, partially offset by lower SG&A. The decrease in SG&A was primarily driven by decreased salaries and benefits driven by a reduction in headcount, lower advertising and promotion expenses, reduction in R&D expenses, as well as lower non-transformational professional fees.

Europe

Net revenues in Europe decreased $10.4 million, or 1.0%, to $1.06 billion in the year ended December 31, 2025, from $1.07 billion in the year ended December 31, 2024. The decrease was primarily due to a decrease in Core Revenues of 5%, partially offset by a favorable foreign exchange impact of 4%. The decrease in Core Revenues was primarily driven by unfavorable volume/mix of 7%, primarily due to market softness across the region, partially offset by a 2% benefit from price realization.

Adjusted EBITDA from continuing operations in Europe decreased $12.4 million, or 18.3%, to $55.3 million in the year ended December 31, 2025, from $67.7 million in the year ended December 31, 2024. The decrease was primarily due to unfavorable volume/mix and negative price/cost, partially offset by favorable productivity.

Corporate and unallocated costs

Corporate and unallocated costs decreased by $9.8 million, or 21.0%, to $36.8 million in the year ended December 31, 2025, from $46.5 million in the year ended December 31, 2024. The decrease in cost was primarily due to an increase in cash received on a real estate investment, lower salaries and benefits driven by a reduction in headcount in the current year, lower insurance expense due to favorable claims experience, and reduction in non-transformational professional fees, partially offset by higher foreign exchange and hedging losses.

Comparison of the Year Ended December 31, 2024 to the Year Ended December 31, 2023

(amounts in thousands)	Year Ended December 31,		% Variance
	2024	2023	
Net revenues from external customers			
North America	$ 2,708,371	$ 3,123,056	(13.3)%
Europe	1,067,221	1,181,278	(9.7)%
Total Consolidated	$ 3,775,592	$ 4,304,334	(12.3)%
Percentage of total consolidated net revenues			
North America	71.7 %	72.6 %	
Europe	28.3 %	27.4 %	
Total Consolidated	100.0 %	100.0 %	
Adjusted EBITDA from continuing operations[1]			
North America	$ 254,071	$ 382,189	(33.5)%
Europe	67,713	81,455	(16.9)%
Corporate and unallocated costs	(46,536)	(83,205)	(44.1)%
Total Consolidated	$ 275,248	$ 380,439	(27.6)%
Adjusted EBITDA from continuing operations as a percentage of segment net revenues			
North America	9.4 %	12.2 %	
Europe	6.3 %	6.9 %	
Total Consolidated	7.3 %	8.8 %	

(1)   Adjusted EBITDA from continuing operations is a financial measure that is not calculated in accordance with GAAP. Refer to the calculation of Adjusted EBITDA from continuing operations for a discussion of the Special items listed above.

North America

Net revenues in North America decreased $414.7 million, or 13.3%, to $2.71 billion in the year ended December 31, 2024, from $3.12 billion in the year ended December 31, 2023. The decrease was primarily due to a decrease in Core Revenues of 13%. Core Revenues decreased due to an 13% unfavorable volume/mix driven by weaker market demand and a shift in demand to lower priced products.

Adjusted EBITDA from continuing operations in North America decreased $128.1 million, or 33.5%, to $254.1 million in the year ended December 31, 2024, from $382.2 million in the year ended December 31, 2023. The decrease was primarily due to unfavorable volume mix and price/cost, partially offset by improved productivity.

Europe

Net revenues in Europe decreased $114.1 million, or 9.7%, to $1.07 billion in the year ended December 31, 2024, from $1.18 billion in the year ended December 31, 2023. The decrease was primarily due to a decrease in Core Revenues of 10%. Core Revenues decreased due to unfavorable volume/mix of 11% primarily due to market softness across the region, partially offset by a 1% benefit from price realization.

Adjusted EBITDA from continuing operations in Europe decreased $13.7 million, or 16.9%, to $67.7 million in the year ended December 31, 2024, from $81.5 million in the year ended December 31, 2023. The decrease was primarily due to unfavorable volume/mix and price/cost, partially offset by favorable productivity.

Corporate and unallocated costs

Corporate and unallocated costs decreased by $36.7 million, or 44.1%, to $46.5 million in the year ended December 31, 2024, from $83.2 million in the year ended December 31, 2023. The decrease in cost was primarily due to a decrease in performance-based variable compensation expense, lower insurance expense due to favorable claims experience, an increase in cash received on investment in real estate, reduction in non-transformational professional fees and corporate function expense savings in 2024, partially offset by an increase in cloud and software application costs.

Liquidity and Capital Resources

Overview

We have historically funded our operations through a combination of cash from operations, draws on our revolving credit facilities, and the issuance of non-revolving debt such as our Term Loan Facility and our Senior Notes. We place a strong emphasis on cash flow generation, which includes an operating discipline focused on working capital management. Working capital fluctuates throughout the year and is impacted by inflation, the seasonality of our sales, customer payment patterns, supply availability, and the translation of the balance sheets of our foreign operations into the U.S. dollar. Typically, working capital increases at the end of the first quarter and beginning of the second quarter in conjunction with, and in preparation for, the peak season for home construction and remodeling in our North America and Europe segments, and decreases starting in the fourth quarter as inventory levels and accounts receivable decline. Inventories fluctuate for raw materials that have long delivery lead times, as we work through prior shipments and take delivery of new orders.

As of December 31, 2025, we had total liquidity (a non-GAAP measure) of $484.7 million, consisting of $136.1 million in unrestricted cash and $348.6 million available for borrowing under the ABL Facility, compared to total liquidity of $566.7 million as of December 31, 2024. The decrease in total liquidity was primarily due to lower ABL borrowing base availability as well as a lower cash balance at December 31, 2025, compared to December 31, 2024.

As of December 31, 2025, our cash balances, including $2.1 million of restricted cash, consisted of $64.3 million in cash located in the U.S. and $73.9 million in cash located outside of the U.S. held by our non-U.S. subsidiaries.

Based on our current and forecasted level of operations and seasonality of our business, we believe that cash provided by operations and other sources of liquidity, including cash, cash equivalents, and availability under our revolving credit facilities, will provide adequate liquidity for ongoing operations, planned capital expenditures and other investments, and debt service requirements for at least the next twelve months from this issuance of financial statements and maintain compliance with covenants under our debt agreements.

Our total indebtedness as of December 31, 2025, was $1.18 billion of which $23.7 million in short-term debt obligations is due and payable within the next 12 months. Our $400.0 million Senior Notes bearing interest of 4.88% are due and payable in December 2027. To service our indebtedness, we may be required to undertake various actions including, but not limited to, refinancing all or a portion of our existing long-term debt, pursuing strategic reviews of our assets and businesses, entering into sale-leaseback transactions for selected properties, adjusting our planned level of capital and other expenditures, or other strategies. In addition, in accordance with our credit agreements, dispositions of assets or businesses may require us to use all or a portion of the proceeds of such sales to pay down certain portions of our debt.

We may, from time to time, refinance, reprice, extend, retire, or otherwise modify our outstanding debt to lower our interest payments, reduce our debt, or otherwise improve our financial position. These actions may include repricing amendments, extensions, and/or opportunistic refinancing of debt. The amount of debt that may be refinanced, repriced, extended, retired, or otherwise modified, if any, will depend on market conditions, trading levels of our debt, our cash position, compliance with debt covenants, and other considerations.

We may, from time to time, seek to retire or purchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open market purchases, privately negotiated transactions or otherwise. Such repurchases or exchanges, if there are any, will be on such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Based on hypothetical variable rate debt that would have resulted from drawing each revolving credit facility up to the full commitment amount, a 100-basis point decrease in interest rates would have reduced our interest expense by $8.9 million in the year ended December 31, 2025. A 100-basis point increase in interest rates would have increased our interest expense by $8.8 million in the same period. In certain instances, the impact of a hypothetical decrease would have been partially mitigated by interest rate floors that apply to certain of our debt agreements.

Contractual Obligations

In addition to our discussion and analysis surrounding our liquidity and capital resources, we have significant contractual obligations and commitments as of December 31, 2025, relating to the following:

- *Long-term debt and interest obligations* – As of December 31, 2025, our outstanding debt balance was $1.18 billion. Refer to Note 12 - *Long-Term Debt* to our consolidated financial statements included in this Form 10-K for more information regarding the timing of expected future principal payments. Interest on long-term debt is calculated based on debt outstanding and interest rates in effect on December 31, 2025, considering scheduled maturities and amortization payments. As of December 31, 2025, we estimate interest payments of $70.2 million due in 2026 and $210.0 million due in 2027 and thereafter.

- *Finance and operating lease obligations* – As of December 31, 2025, our remaining contractual commitments for finance and operating leases was $244.4 million. Refer to Note 8 - *Leases* to our consolidated financial statements included in this Form 10-K for additional details regarding the timing of expected future payments.

- *Purchase obligations* – As of December 31, 2025, we have purchase obligations of $42.0 million due in 2026 and $30.8 million due in 2027 and thereafter. These purchase obligations are primarily relating to software hosting services and equipment purchase agreements. Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price, and the approximate timing of the transaction.

Borrowings and Refinancings

In June 2023, we amended the Term Loan Facility to replace LIBOR with a Term SOFR based rate as the successor benchmark rate and made certain other technical amendments and related conforming changes. All other material terms and conditions were unchanged.

In August 2023, we redeemed all $250.0 million of our 6.25% Senior Secured Notes and $200.0 million of our 4.63% Senior Notes. The Company recognized a pre-tax loss of $6.5 million on the redemption in the year ended December 31, 2023, consisting of $3.9 million in call premium and $2.6 million in accelerated amortization of debt issuance costs.

In January 2024, we amended the Term Loan Facility to lower the applicable margin for replacement term loans, remove certain provisions no longer relevant to the parties, and make certain other technical amendments and related conforming changes. Pursuant to the amendment, replacement term loans bear interest at SOFR plus a margin of 1.75% to 2.00% depending on JWI's corporate credit ratings, compared to a margin of 2.00% to 2.25% under the previous amendment. All other material terms and conditions of the Term Loan Agreement were unchanged.

In August 2024, we issued $350.0 million of Senior Notes, bearing interest at 7.00%, the proceeds of which were utilized to repay $150.0 million of the outstanding balance of our Term Loan Facility and redeemed the remaining $200.0 million of our 4.63% Senior Notes in September 2024. The Company recognized a pre-tax loss of $0.5 million on the redemption resulting from accelerated amortization of debt issuance costs.

In March 2025, we amended the ABL Facility to extend the maturity date from July 2026 to March 2028, replace the CDOR as the applicable rate with respect to loans denominated in Canadian Dollars with the CORRA, and make certain other technical amendments and related conforming changes. All other material terms and conditions of the ABL Facility credit agreement were unchanged including the aggregate commitment, which remained at $500.0 million. As a result of this amendment, the Company recognized a pre-tax loss of $0.2 million in the first quarter of 2025, consisting of unamortized issuance costs.

If there are outstanding borrowings against the ABL Facility, which results in the Company's Global Excess Availability falling below the Level 1 Availability Trigger Amount, we would be required to comply with a minimum Fixed Charge Coverage Ratio as described in the ABL Facility credit agreement.

In December 2007, we entered into thirty-year mortgage notes secured by land and buildings in Denmark with principal payments which began in 2018. In October 2024, we repaid the entire remaining principal balance of the mortgage notes of DKK142.5 million ($20.7 million).

As of December 31, 2025, we were in compliance with the terms of all our Credit Facilities and the indentures governing the Senior Notes.

Our results have been and will continue to be impacted by substantial changes in our net interest expense throughout the periods presented and into the future. Refer to Note 12 - *Long-Term Debt* to our consolidated financial statements included in this Form 10-K for more information.

Cash Flows

The following table summarizes the changes to our cash flows for the periods presented:

	Year Ended December 31,		
(amounts in thousands)	2025	2024	2023
Cash (used in) provided by:			
Operating activities	$ (4,861)	$ 106,214	$ 345,188
Investing activities	16,281	(153,337)	279,174
Financing activities	(33,049)	(80,633)	(563,157)
Effect of changes in exchange rates on cash and cash equivalents	8,830	(10,344)	7,074
Net change in cash and cash equivalents	$ (12,799)	$ (138,100)	$ 68,279

Cash Flows from Operations

Net cash used in operating activities was $4.9 million in the year ended December 31, 2025, compared to cash provided by operating activities of $106.2 million in the year ended December 31, 2024. The change in cash flows from operating activities was primarily due to the decrease in earnings of $432.2 million, inclusive of $334.6 million in non-cash goodwill impairment charges related to our North America and Europe reporting units in the current year, $129.2 million attributable to a valuation expense recorded against our U.S. tax attributes during 2025, and a $69.5 million increase in net cash used in our working capital accounts. The impact of accounts receivable, net, was unfavorable by $55.6 million for the year ended December 31, 2025, compared to the same period in 2024, primarily driven by a slower pace of declining sales and accounts receivable relative to the prior year. Accounts payable had an unfavorable impact of $38.0 million, mainly due to reduced inventory purchases in North America and lower professional expense payables related to a transformation consultant. Inventory contributed a favorable impact of $24.1 million, primarily reflecting decreased material purchases in North America.

Net cash provided by operating activities decreased $239.0 million to $106.2 million in the year ended December 31, 2024, compared to $345.2 million in the year ended December 31, 2023. The decreased operating cash flow was primarily due to unfavorable change in earnings of $251.5 million and an unfavorable impact from accrued expenses of $39.1 million, due primarily to higher payments of annual variable compensation for 2023 performance, partially offset by a $9.4 million improvement in net cash provided by our working capital accounts. The impact of accounts receivable, net of $91.4 million was favorable in the year ended December 31, 2024, compared to the year ended December 31, 2023, which was primarily due to decreased sales and slightly improved collections. The $28.1 million favorable impact from accounts payable is primarily due to improved payment terms with suppliers. The $110.1 million unfavorable impact of inventory is primarily due to the prior year benefit from intentional, one-time reductions not being repeated in the current year, as 2024 began with a more normalized inventory level as compared to the prior year. Further, the unfavorable impact of inventory was also driven by investments in inventory levels to aid in delivering improved service levels and lead times to our customers.

Cash Flows from Investing Activities

Net cash provided by investing activities was $16.3 million in the year ended December 31, 2025, compared to cash used in investing activities of $153.3 million in the year ended December 31, 2024. The change in cash flows from investing activities was primarily driven by $110.7 million proceeds related to the court-ordered divestiture of Towanda, proceeds of $37.6 million from sale of property in Coral Springs, Florida, during the year ended December 31, 2025, and by a decrease in capital expenditures of $37.8 million.

Net cash used in investing activities was $153.3 million in the year ended December 31, 2024, compared to cash provided by investing activities of $279.2 million in the year ended December 31, 2023, primarily driven by $365.6 million proceeds (payments) related to the sale of JW Australia during the year ended December 31, 2023, and an increase in capital expenditures of $62.8 million.

Cash Flows from Financing Activities

Net cash used in financing activities decreased $47.6 million to $33.0 million in the year ended December 31, 2025, compared to $80.6 million in the year ended December 31, 2024, primarily driven by the repurchases of common stock of $24.3 million in the year ended December 31, 2024, and a reduction in net debt payments and debt extinguishment costs of $23.7 million.

Net cash used in financing activities decreased $482.5 million to $80.6 million in the year ended December 31, 2024, compared to $563.2 million in the year ended December 31, 2023, primarily due to net debt payments and payments of debt extinguishment costs of $55.2 million in the year ended December 31, 2024, compared to net debt payments and payments of debt extinguishment costs of $561.3 million in the year ended December 31, 2023. This decrease is partially offset by the repurchases of common stock of $24.3 million during the year ended December 31, 2024.

Holding Company Status

We are a holding company that conducts all our operations through subsidiaries, and we rely on dividends or advances from our subsidiaries to fund the holding company. The majority of our operating income is derived from JWI, our main operating subsidiary. The ability of our subsidiaries to pay dividends to us is subject to applicable local law and may be limited due to the terms of other contractual arrangements, including our Credit Facilities and Senior Notes.

Critical Accounting Policies and Estimates

The following disclosure is provided to supplement the description of our accounting policies contained in Note 1 - *Description of Company and Summary of Significant Accounting Policies* to our consolidated financial statements. Our MD&A is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which may differ from these estimates. The following discussion highlights the estimates we believe are critical and should be read in conjunction with the consolidated financial statements included in this Form 10-K.

Recoverability of Long-Lived and Intangible Assets

Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such asset or asset groups may not be recoverable. Such events or circumstances include, but are not limited to, a significant decrease in the fair value of the underlying business or a change in utilization of property and equipment.

We group assets to test for impairment at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities.

When a triggering event is identified, we perform an impairment test by reviewing the expected undiscounted cash flows generated from the anticipated use of the asset or asset group and the residual value from the ultimate disposal of the asset or asset group, compared to the carrying value of the asset or asset group. If the expected undiscounted cash flows are less than the carrying value of the asset or asset group, the asset or asset group is deemed not to be recoverable and possibly impaired. We then estimate the fair value of the asset or asset group to determine whether an impairment loss should be recognized. An impairment loss will be recognized if an asset or asset group's fair value is determined to be less than its carrying value. Fair value can be determined using an income approach, cost approach, or market approach. For depreciable long-lived assets and an amortizable intangible asset, the new cost basis will be amortized over the remaining useful life of the asset. Our impairment loss calculations require management to apply judgments in estimating future cash flows to determine asset fair values under the income approach, including forecasting the useful lives of the assets. Under the cost approach, we applied assumptions regarding the current replacement cost of similar assets adjusted for estimated depreciation, physical deterioration, and economic obsolescence. For the market approach, we utilized a guideline company method in which the fair value of the asset or asset group was based on a weighting of the market multiples of comparable companies.

Goodwill

Goodwill was tested for impairment on an annual basis during the fourth quarter and between annual tests if indicators of potential impairment existed. The estimated fair values of our reporting units were derived using a combination of income and market approaches, both of which yielded substantially equivalent indications of fair value. Absent an indication of fair value from a potential buyer or similar specific transactions, we believed that the use of these methods provided a reasonable estimate of a reporting unit's fair value. Fair value computed by these models was arrived at using several factors and inputs. There were inherent uncertainties related to fair value models, the inputs, factors and our judgment in applying them to this analysis. Nonetheless, we believed that the combination of these methods provided a reasonable approach to estimate the fair values of our reporting units.

Under the income approach, the fair value of a reporting unit was based on a discounted cash flow analysis of management's short-term and long-term forecast of operating performance. This analysis contained significant assumptions and estimates including revenue growth rates, expected EBITDA, discount rates, capital expenditures, incremental net working capital, income tax rates, and terminal growth rates. Under the market approach, we utilized a guideline company method in which the fair value of the reporting unit was based on a weighting of the market multiples of comparable companies.

After the divestiture of our Australasia reporting unit in the third quarter of 2023, we identified two reporting units: North America and Europe. In determining our reporting units, we considered (i) whether an operating segment or a component of an operating segment was a business, (ii) whether discrete financial information was available, and (iii) whether the financial information is regularly reviewed by management of the operating segment.

Following our 2023 annual impairment test for our Europe reporting unit, we concluded that while no impairment existed, the fair value of our reporting unit exceeded its carrying value by approximately 3%. During the third quarter of 2024, the Company updated its financial forecast for the Europe reportable segment to reflect anticipated macroeconomic conditions of prolonged elevated interest rates leading to reduced revenue growth expectations. The end of the third fiscal quarter also marks the conclusion of our generally heavier seasonal sales period and our European net sales were negatively impacted by weaker market demand. Accordingly, the Company determined that a triggering event occurred requiring an interim goodwill impairment test for its European reporting unit as of September 28, 2024. Based upon the results of our interim impairment test, we concluded the carrying value of our Europe reporting unit exceeded its fair value, and we recorded a goodwill impairment charge of $63.4 million, representing a partial impairment of goodwill assigned to the Europe reporting unit. Following this partial impairment, the reporting unit's carrying amount equaled the fair value.

The Company elected to perform a qualitative analysis as of the fourth quarter 2024 for the Europe reporting unit. Our analysis did not determine that it was more likely than not that the carrying value of the Europe reporting unit exceeded the fair value. During the fourth quarter 2024, we quantitatively determined that the fair value of our North America reporting unit exceeded its net carrying amount and no goodwill impairment existed. We determined that the fair value of our North America reporting unit would have to decline by less than 10% to be considered impaired.

During the first quarter of 2025, the Company determined that a triggering event occurred, requiring an interim goodwill impairment test of its North America reporting unit as of March 29, 2025. This was due to factors that increased short-term volatility in sales and EBITDA volatility, reflecting anticipated economic headwinds, deterioration of market demand versus previous expectations, and uncertainty around how potential increases in inflationary pressures on imports will impact customer demand. These factors included a decrease in the US GDP growth consensus estimate for 2025 by approximately 40 basis points from the end of 2024. Further, the National Association of Homebuilders reported that single-family starts were projected to grow 70 basis points less than previously estimated, and multifamily starts were expected to decline 6.0% in 2025, down from a 3.5% decline cited in previous reports. Additionally, during the first quarter, we saw a continued decline in the market price of our common stock, resulting in a decrease in our market capitalization. The impairment test indicated a non-cash goodwill impairment charge related to the North America reporting unit of $137.7 million, which the Company recorded in the accompanying consolidated statements of operations during the first quarter of 2025. Following this impairment charge to our North America reporting unit, the fair values of both of our reporting units approximate their carrying value.

During the third quarter of 2025, the Company determined that a triggering event occurred, requiring an interim goodwill impairment test of its North America and Europe reporting units as of September 27, 2025. The end of the third fiscal quarter marks the conclusion of our generally heavier seasonal sales period, and our net sales during this period were negatively impacted by weaker than previously expected market demand in each of our reporting units. This was due to increased economic headwinds, further deterioration of market demand versus previous expectations as well as the impacts of continued elevated interest rates and inflationary pressures extending the time horizon for market demand recovery. Our European business also experienced lower than expected demand in some of our larger markets as well as inventory re-balancing that impacted purchasing from our larger customers. In addition, we were unable to realize previously expected base productivity in both of our reporting units contributing to lower than expected profitability levels. As a result of these factors, the Company updated its financial forecast for the North America and Europe reporting units to reflect current and anticipated macroeconomic conditions leading to reduced revenue growth expectations and profitability. As a result of our impairment tests, all the remaining goodwill related to both the North America and Europe reporting units was determined to be fully impaired, and a $196.9 million non-cash goodwill impairment charge was recorded in the accompanying consolidated statements of operations during the third quarter of 2025.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate both the positive and negative evidence that is relevant in assessing whether we will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. This projected realization is directly related to our future projections of the performance of our business and management's planning initiatives at any point in time. As a result, valuation allowances are subject to change as proven business trends and planning initiatives develop.

The tax effects from an uncertain tax position can be recognized in the consolidated financial statements only if the position is more likely than not to be sustained, based on the technical merits of the position and the jurisdiction. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit and the tax related to the position would be due to the entity and not the owners. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant tax authority. We apply this accounting standard to all tax positions for which the statute of limitations remains open. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We file a consolidated federal income tax return in the U.S. and various states. For financial statement purposes, we calculate the provision for federal income taxes using the separate return method. Certain subsidiaries file separate tax returns in certain countries and states. Any U.S. federal, state and foreign income taxes refundable and payable are reported in other current assets and other current liabilities in the consolidated balance sheets as of December 31, 2025 and 2024. We record interest and penalties on amounts due to tax authorities as a component of income tax expense in the consolidated statements of operations. We have elected to account for the impact of GILTI in the period in which it is incurred.

The Company continues to monitor and evaluate legislative developments related to GloBE established by the OECD Pillar Two framework. Several countries in which the Company's subsidiaries operate have adopted those rules into legislation. The Company continues to evaluate impacts as further guidance is released.

Contingent Liabilities

Contingent liabilities require significant judgment in estimating potential losses for legal and environmental claims. Each quarter, we review significant new claims and litigation for the probability of an adverse outcome. Estimates are recorded as liabilities when it is probable that a liability has been incurred, and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will materially exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties such as regulators, and the estimated loss can change materially as individual claims develop.

Share-based Compensation Plan

We have share-based compensation plans that provide compensation to employees through various grants of share-based instruments. We apply the fair value method of accounting using the Black-Scholes option-pricing model to determine the compensation expense for stock options. The compensation expense for RSUs awarded is based on the fair value of the RSU at the date of grant. Compensation expense is recorded in the consolidated statements of operations and is recognized over the requisite service period. The determination of obligations and compensation expense requires the use of several mathematical and judgmental factors, including stock price, expected volatility, the anticipated life of the option, estimated risk-free rate, and the number of shares or share options expected to vest. Any difference in the number of shares or share options that vest can affect future compensation expense. Other assumptions are not revised after the original estimate.

The Black-Scholes option-pricing model requires the use of weighted average assumptions for estimated expected volatility, estimated expected term of stock options, risk-free rate, estimated expected dividend yield, and the fair value of the underlying common stock at the date of grant. We estimate the expected term of all stock options based on previous history of exercises. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the stock option. The expected dividend yield rate is 0% which is consistent with the expected dividends to be paid on common stock.

For PSUs issued prior to 2021, the number of PSUs that vest is determined by a payout factor consisting of equally weighted performance measures of Adjusted EBITDA and Free Cash Flow, each as reported over the applicable three-year performance period, and is adjusted based upon a market condition measured by our TSR over the applicable three-year performance period as compared to the TSR of the Russell 3000 index.

For PSUs issued from 2021 to 2024, the number of PSUs that vest is determined by a payout factor consisting of equally weighted pre-set three-year cumulative performance targets on ROIC and TSR. The fair value of the award is estimated using a Monte Carlo simulation approach in a risk-neutral framework to model future stock price movements based on historical volatility, risk-free rates of return, and correlation matrix.

For PSUs issued in 2025, the number of PSUs that vest is determined based on annual performance evaluations of Adjusted ROIC and Net Sales over three independent annual performance periods, with equally weighted performance measures of ROIC and Net Sales. Each metric is measured annually, and the cumulative earned PSUs may be modified, at the sole discretion of the Compensation Committee of the Board of Directors, at the end of the third year, by a three-year TSR-based adjustment at the end of the award period. This adjustment can range from a reduction of up to 10% to an increase of up to 10%, based on the Company's relative TSR compared to the Russell 3000 index. The fair value of the award is estimated using a Monte Carlo simulation approach in a risk-neutral framework to model future stock price movements based on historical volatility, risk-free rates of return, and correlation matrix.

We estimate forfeitures based on our historical analysis of actual stock option forfeitures. Actual forfeitures are recorded when incurred and estimated forfeitures are reviewed and adjusted at least annually.

Employee Retirement and Pension Benefits

The obligations under our defined benefit pension plans are calculated using actuarial models and methods. The most critical assumption and estimate used in the actuarial calculations is the discount rate for determining the current value of benefit obligations. Other assumptions and estimates used in determining benefit obligations and plan expenses include expected return on plan assets, inflation rates, and demographic factors such as retirement age, mortality, and turnover. These assumptions and estimates are evaluated periodically and are updated accordingly to reflect our actual experience and expectations.

The discount rate used to determine the benefit obligations was computed through a projected benefit cash flow model. This approach determines the discount rate as the rate that equates the present value of the cash flows (determined using that single rate) to the present value of the cash flows where each cash flows' present value is determined using the spot rates from the WTW RATE: Link 10:90 Yield Curve.

The discount rate utilized to calculate the projected benefit obligation at the measurement date for our U.S. pension plan decreased to 5.41% at December 31, 2025, from 5.57% at December 31, 2024. Lowering the discount rate by 25 bps would increase the U.S. pension and post-retirement obligation at December 31, 2025, by approximately $4.0 million and would decrease estimated fiscal year 2026 pension expense by approximately $0.2 million. Increasing the discount rate by 25 bps would decrease the U.S. pension and post-retirement obligation at December 31, 2025, by approximately $3.8 million and would increase estimated fiscal year 2026 pension expense by approximately $0.1 million.

We determine the expected long-term rate of return on plan assets based on the plan assets' historical long-term investment performance, current asset allocation, and estimates of future long-term returns by asset class. Holding all other assumptions constant, a 100-bps increase or decrease in the assumed rate of return on plan assets would decrease or increase 2026 net periodic pension expense by approximately $1.5 million.

The actuarial assumptions we use in determining our pension benefits may differ materially from actual results because of changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. While we believe that the assumptions used are appropriate, differences in actual experience or changes in assumptions might materially affect our financial position or results of operations.

From time to time, we may execute transactions intended to reduce the volatility and long-term risk of our U.S. defined benefit pension plan such as one-time lump-sum election windows for eligible participants or the purchase of group annuity contracts from highly rated insurers when market conditions and plan fundamentals are favorable. These market conditions and plan fundamentals include interest rate levels, insurer pricing and capacity, plan funded status, PBGC premiums, and expected administrative costs. When a settlement occurs, GAAP requires immediate recognition in earnings of a portion of accumulated actuarial gains/losses proportional to the obligation settled. As a result, any such action may give rise to a non-cash pre-tax pension settlement charge recorded within other income, net, with a corresponding impact to accumulated other comprehensive income. Cash impacts depend on the structure of the transaction.

Capital Expenditures

We expect that our capital expenditures will be focused on supporting our cost reduction and efficiency improvement projects sustaining our current manufacturing operations. We are subject to health, safety, and environmental regulations that may require us to make capital expenditures to ensure our facilities are compliant with those various regulations.

Item 7A - Quantitative and Qualitative Disclosures About Market Risk

We are exposed to the risk that our earnings, cash flows and equity could be adversely impacted by changes in foreign exchange rates, interest rates and commodity prices. We maintain risk management controls and policies to monitor these risks and take appropriate risk mitigation actions. We use certain derivative instruments, when available on a cost-effective basis, to hedge our underlying economic exposures. Refer to Note 23 – *Derivative Financial Instruments* to our consolidated financial statements included in this Form 10-K for more information on our financial instruments and hedging strategies.

Exchange Rate Risk

We have global operations and therefore enter into transactions denominated in various foreign currencies. To mitigate cross-currency transaction risk, we analyze significant forecast exposures where we expect receipts or payments in a currency other than the functional currency of our operations, and from time to time we may strategically enter into short-term foreign currency forward contracts to lock in some or all of the cash flows associated with these transactions. In most of the countries in which we operate, the exposure to foreign currency movements is limited because the operating revenues and expenses of our business units are substantially denominated in the local currency. We also are subject to currency translation risk associated with converting our foreign operations' financial statements into U.S. dollars. The exchange rates used to translate our foreign subsidiaries' financial results for the year ended December 31, 2025, compared to the year ended December 31, 2024, reflected, on average, the U.S. dollar weakened against the Canadian dollar and the Euro by 5% and 11%, respectively. Exchange rates had a positive impact of 1% and of 2% on our consolidated net revenues and Adjusted EBITDA from continuing operations, respectively, in the year ended December 31, 2025, as compared to a nominal impact on our consolidated net revenues and an adverse impact of 1% on our Adjusted EBITDA from continuing operations in the year ended December 31, 2024.

We cannot be certain that fluctuations in foreign currency exchange rates, particularly of the U.S. dollar against major currencies, such as the Euro, the Canadian dollar, the British pound, or the currencies of large developing countries, would not materially adversely affect our business, financial condition, and results of operations.

We use short-term foreign currency derivative contracts that are not designated as hedges to mitigate the impact of foreign exchange fluctuations on consolidated earnings. As of December 31, 2025, we had foreign currency derivative contracts with a total notional amount of $265.1 million to manage the effects of exchange fluctuations on certain intercompany transactions and intercompany loans and interest denominated in foreign currencies. We do not use derivative financial instruments for trading or speculative purposes.

At the end of 2024, we implemented a hedging program to manage variability in cash flows associated with the amounts payable on raw material purchases denominated in foreign currencies. Gains and losses on foreign currency derivative contracts that qualify as cash flow hedges are recorded in AOCL, to the extent the hedges are effective, and are reclassified into in cost of sales on our consolidated statements of operations when the underlying transactions affect net earnings. This cash flow hedging program continued during 2025 and concluded with no outstanding cash flow hedge derivative contracts as of December 31, 2025.

By using derivative financial instruments to hedge exposures to foreign currency fluctuations, we are exposed to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, we are not exposed to the counterparty's credit risk in those circumstances. We attempt to minimize counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is at least upper-medium investment grade. Our derivative instruments do not contain credit risk-related contingent features.

Interest Rate Risk

We are exposed to interest rate market risk in connection with our long-term debt, some of which is based upon floating interest rates. To manage our interest rate risk, we may enter into interest rate derivatives, such as interest rate swaps, caps, or collars when we deem it to be appropriate. We do not use derivative financial instruments for trading or other speculative purposes and are not a party to any leveraged derivative instruments. Our net exposure to interest rate risk would primarily be based on the difference between outstanding variable rate debt and the notional amount of any interest rate derivatives. We assess interest rate risk by identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. We monitor interest rate risk attributable to our outstanding debt obligations, involving the use of analytical techniques to determine the potential impact of interest rate volatility on future interest payments.

Raw Materials Risk

Our major raw materials include wood, wood composites, wood components, steel, glass, internally produced door skins, fiberglass compound, hardware, petroleum-based products such as resin and binders, as well as aluminum and vinyl extrusions. Prices of these materials can fluctuate significantly in response to, among other things, variable worldwide supply and demand across different industries, speculation in commodities futures, general economic or environmental conditions, labor costs, competition, import duties, tariffs, worldwide currency fluctuations, freight, regulatory costs, and product and process evolutions that impact demand for the same materials. Increasing raw material prices directly impact our cost of sales and our ability to maintain margins depends on implementing price increases in response to increasing raw material costs. The market for our products may or may not accept price increases, and as such, there is no assurance that we can maintain margins in an environment of rising commodity prices. Refer to Item 1A - *Risk Factors* - Prices and availability of the raw materials we use to manufacture our products are subject to fluctuations and we may be unable to pass along to our customers the effects of any price increases.

We purchase from multiple geographically diverse companies to mitigate the adverse impact of higher prices for our raw materials. Also, from time to time, we enter into derivatives to hedge commodity price fluctuations. Refer to Note 23 – *Derivative Financial Instruments* to our consolidated financial statements included in this Form 10-K for more information about our derivative asset and liabilities. We also maintain other strategies to mitigate the impact of higher raw material, energy, and commodity costs, which typically offset only a portion of the adverse impact.

Item 8 - Financial Statements and Supplementary Data

See Index to Consolidated Financial Statements beginning on page F-1 of the Form 10-K.

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A - Controls and Procedures

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, which are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act, including this Report, are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. These disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company under the Exchange Act is accumulated and communicated to the Company's management, including its CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The Company's management, including the Company's CEO and CFO, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this Report and, based on that evaluation, the CEO and CFO concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the Company's most recently completed quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

The Company conducted an evaluation under the supervision and with the participation of the Company's management, including the Company's CEO and CFO, of the effectiveness of the Company's internal control over financial reporting. The Company's management used the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) to perform this evaluation. Based on this evaluation, management has concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing under Item 8 - *Financial Statements and Supplementary Data.*

Item 9B - Other Information

During the three months ended December 31, 2025, no director or officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C - Disclosures Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10 - Directors, Executive Officers and Corporate Governance

The information required by this item with respect to our executive officers appears in Part I of this Form 10-K under the heading, "Executive Officers of the Registrant". Except as provided below, the other information required by this item is incorporated by reference to the Company's definitive Proxy Statement for its 2026 Annual Meeting of Stockholders to be held on April 22, 2026, which will be filed with the SEC within 120 days of the Company's fiscal year end covered by this Form 10-K ("Proxy Statement").

Our Board has adopted a securities trading and disclosure policy governing the purchase, sale, and/or other dispositions of our securities by our directors, officers, and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and the exchange listing standards applicable to us. In addition, it is our policy to comply with applicable securities and state laws, including insider trading laws, when engaging in transactions in our securities. A copy of our securities trading and disclosure policy is filed as Exhibit 19.1 to this Form 10-K.

Item 11 - Executive Compensation

The information required by this item is incorporated by reference to the Proxy Statement, except as to information required pursuant to Item 402(v) of SEC Regulation S-K relating to pay versus performance.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

Equity Compensation Plan Information

The following table sets forth information with respect to shares of our Common Stock that may be issued under our existing equity compensation plans, as of December 31, 2025:

	(a)	(b)	(c)
Plan Category	**Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights**	**Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights[1]**	**Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))**
Equity compensation plans approved by security holders	4,995,041[2]	$14.13	2,318,282[3]
Equity compensation plans not approved by security holders	—	—	—
Total	4,995,041	$14.13	2,318,282

(1) Excludes RSUs and PSUs, which have no exercise price.

(2) Consists of shares underlying 1,290,584 stock options, 2,673,826 RSUs, and 1,030,631 PSUs outstanding under the 2011 Stock Incentive Plan and 2017 Omnibus Equity Plan.

(3) The number of securities remaining for future issuances includes only shares available under the 2017 Omnibus Equity Plan.

The other information required by this item is incorporated by reference to the Proxy Statement.

Item 13 - Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to the Proxy Statement.

Item 14 - Principal Accounting Fees and Services

The information required by this item is incorporated by reference to the Proxy Statement.

PART IV

Item 15 - Exhibits and Financial Statement Schedules

1. Financial Statements

The financial statements are set forth under Item 8 - *Financial Statements and Supplementary Data* of this Form 10-K.

2. Financial Statement Schedules

All financial statements and schedules are omitted because they are not applicable, not required, or the information is included in the financial statements or the notes thereto.

3. Exhibits

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this Form 10-K and such Exhibit Index is incorporated herein by reference.

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
2.1	Asset Purchase Agreement, dated October 11, 2024, by and between JELD-WEN, Inc., WG Towanda LLC and Woodgrain Inc., effective December 13, 2024.	8-K	001-38000	2.1	December 19, 2024
3.1	Second Amended and Restated Certificate of Incorporation of JELD-WEN Holding, Inc.	8-K	001-38000	3.1	May 4, 2022
3.2	Fourth Amended and Restated Bylaws of JELD-WEN Holding, Inc.	8-K	001-38000	3.1	February 9, 2024
4.1	Description of Securities.	10-K	001-38000	4.1	February 22, 2022
4.2	Indenture, dated as of December 14, 2017, among JELD-WEN, Inc., the guarantors party thereto and Wilmington Trust, National Association, as Trustee (including form of Note).	8-K	001-38000	4.1	December 14, 2017
4.3	First Supplemental Indenture, dated as of December 21, 2018, among American Building Supply, Inc., J B L Hawaii, Limited and Wilmington Trust, National Association, as Trustee.	8-K	001-38000	4.1	December 27, 2018
4.4	Second Supplemental Indenture, dated as of September 24, 2020, among Milliken Millwork, Inc., VPI Quality Windows, Inc., subsidiaries of JELD-WEN, Inc. and Wilmington Trust, National Association, as Trustee.	10-Q	001-38000	4.2	November 3, 2020
4.5	Third Supplemental Indenture, dated as of December 31, 2020, among JELD-WEN, Inc., the guarantors party thereto and Wilmington Trust, National Association, as Trustee.	10-K	001-38000	4.9	February 23, 2021
4.6	Indenture, dated as of August 22, 2024, among JELD-WEN Holding, Inc., the guarantors party thereto and Truist Bank, as trustee (including form of Notes).	8-K	001-38000	4.1	August 22, 2024
4.7	Guarantor Joinder Agreement, dated as of September 24, 2020, to the Term Loan Credit Agreement, dated as of October 15, 2014 (as amended on July 1, 2015, November 1, 2016, March 7, 2017, December 14, 2017, September 20, 2019) among Milliken Millwork, Inc., VPI Quality Windows, Inc., and Bank of America, N.A., as Administrative Agent.	10-Q	001-38000	4.3	November 3, 2020
4.8	Borrower Joinder Agreement, dated as of September 24, 2020, to the Revolving Credit Agreement, dated as of October 15, 2014 (as amended on July 1, 2015, November 1, 2016, December 14, 2017, December 21, 2018 and December 31, 2019) among Milliken Millwork, Inc., VPI Quality Windows, Inc., and Wells Fargo Bank, National Association, as Administrative Agent.	10-Q	001-38000	4.4	November 3, 2020
10.1	Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the other guarantors party thereto, Wells Fargo Bank, National Association, and the lenders party thereto, dated October 15, 2014.	S-1	333-211761	10.1	June 1, 2016
10.2	Amendment No. 1 to Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, and the lenders party thereto, dated July 1, 2015.	S-1	333-211761	10.1.1	June 1, 2016
10.3	Amendment No. 2 to Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., Karona, Inc., the subsidiary guarantors party thereto, Wells Fargo Bank, National Association, and the lenders party thereto, dated November 1, 2016.	S-1/A	333-211761	10.1.2	November 17, 2016

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.4	Amendment No. 3 to Credit Agreement, among JELD-WEN, Inc., JELD-WEN Holding, Inc., JELD-WEN of Canada, Ltd., the other borrowers party thereto, the subsidiary guarantors party thereto, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, issuing bank and swingline lender and the other parties thereto, dated as of December 14, 2017.	8-K	001-38000	10.1	December 15, 2017
10.5	Amendment No. 4, dated as of December 21, 2018, among JELD-WEN, Inc., American Building Supply, Inc., J B L Hawaii, Limited, the other borrowers party thereto, the subsidiary guarantors party thereto, the lenders party thereto and Wells Fargo Bank, National Association, as administrative agent.	8-K	001-38000	10.1	December 27, 2018
10.6	Amendment No. 5, dated as of December 31, 2019, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the other borrowers and subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.	8-K	001-38000	10.1	January 6, 2020
10.7	Amendment No. 6, dated as of July 28, 2021, among JELD-WEN Holding, Inc., JELD_WEN, Inc., the subsidiary guarantors party thereto, and Bank of America, N.A., as administrative agent.	10-Q	001-38000	10.2	August 2, 2021
10.8	Amendment No. 7 to Credit Agreement, dated as of June 15, 2023, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the other borrowers and subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto	8-K	001-38000	10.1	June 16, 2023
10.9	Amendment No. 8 to Credit Agreement, dated as of March 26, 2025, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the other borrowers and subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.	8-K	001-3800	10.1	March 26, 2025
10.10	Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., Onex BP Finance LP, the other guarantors party thereto, Bank of America, N.A. and the lenders party thereto, dated October 15, 2014.	S-1	333-211761	10.2	June 1, 2016
10.11	Amendment No. 1 to Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc., Onex BP Finance LP, the subsidiary guarantors party thereto, Bank of America, N.A., and the lenders party thereto, dated July 1, 2015.	S-1	333-211761	10.2.1	June 1, 2016
10.12	Amendment No. 2 to Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc. the subsidiary guarantors party thereto, Onex BP Finance LP, Bank of America, N.A., and the lenders party thereto, dated November 1, 2016.	S-1/A	333-211761	10.2.2	November 17, 2016
10.13	Amendment No. 3 to Term Loan Credit Agreement, among JELD-WEN Holding, Inc., JELD-WEN, Inc. the subsidiary guarantors party thereto, Onex BP Finance LP, Bank of America, N.A., and the lenders party thereto, dated March 7, 2017.	8-K	001-38000	10.1	March 8, 2017
10.14	Amendment No. 4, by and among JELD-WEN, Inc., JELD-WEN Holding, Inc., the subsidiary guarantors party thereto, the lenders party thereto, Bank of America, N.A., as administrative agent and the other parties thereto, dated as of December 14, 2017.	8-K	001-38000	10.2	December 15, 2017
10.15	Amendment No. 5, dated as of September 20, 2019, among JELD-WEN Holding, Inc., JELD-WEN, Inc., the subsidiary guarantors party thereto, the lenders party thereto and Bank of America, N.A., as administrative agent.	8-K	001-38000	10.1	September 20, 2019
10.16	Amendment No. 6, dated as of July 28, 2021, among JELD-WEN Holding, Inc., JELD-WEN, Inc., JELD-WEN of Canada, Ltd., the other borrowers and subsidiary guarantors party thereto, Wells Fargo Bank, National Association, as administrative agent, and the lenders party thereto.	10-Q	001-38000	10.3	August 2, 2021
10.17	Amendment No. 7 to Term Loan Credit Agreement, dated as of June 16, 2023, among JELD-WEN Holding, Inc., JELD-WEN, Inc., the other guarantors party thereto, the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto.	8-K	001-38000	10.2	June 16, 2023
10.18	Amendment No. 8 to Term Loan Credit Agreement, dated as of January 19, 2024, among JELD-WEN Holding, Inc., JELD-WEN, Inc., the other guarantors party thereto, the lenders party thereto, Bank of America, N.A., as administrative agent, and the other parties thereto.	8-K	001-38000	10.1	January 19, 2024
10.19	Share Sale Agreement, dated April 17, 2023, by and between JW International Holdings, Inc. and Aristotle Holding III Pty Limited	8-K	001-38000	2.1	April 18, 2023
10.20+	JELD-WEN Holding, Inc. 2017 Omnibus Equity Plan, as amended and restated effective April 24, 2025.	8-K	001-38000	10.1	April 25, 2025

Exhibit No.	Exhibit Description	Form	File No.	Exhibit	Filing Date
10.21+	Amendment to Form of Nonqualified Stock Option Agreement under JELD-WEN Holding, Inc. 2017 Omnibus Equity Plan.	10-Q	001-38000	10.2	April 30, 2021
10.22+	Form of Restricted Stock Unit Award Agreement under JELD-WEN Holding, Inc. 2017 Omnibus Plan.	10-K	001-38000	10.20	February 22, 2022
10.23+	Form of Performance Share Unit Award Agreement under JELD-WEN Holding, Inc. 2017 Omnibus Plan.	10-K	001-38000	10.21	February 22, 2022
10.24+	Form of Nonqualified Stock Option Agreement under JELD-WEN Holding, Inc. 2017 Omnibus Plan.	10-K	001-38000	10.26	February 20, 2024
10.25+	Form of Restricted Stock Unit Award Agreement under JELD-WEN Holding, Inc. 2017 Omnibus Plan.	10-K	001-38000	10.27	February 20, 2024
10.26+	Form of Performance Share Unit Award Agreement under JELD-WEN Holding, Inc. 2017 Omnibus Plan.	10-K	001-38000	10.28	February 20, 2024
10.27+	Form of Nonqualified Stock Option Agreement Under JELD-WEN Holding, Inc. 2017 Omnibus Plan (2025 and after grants).	10-K	001-3800	10.26	February 20, 2025
10.28+	Form of Restricted Stock Unit Agreement Under JELD-WEN Holding, Inc. 2017 Omnibus Plan (2025 and after grants).	10-K	001-38000	10.27	February 20, 2025
10.29+	Form of Performance Share Unit Agreement Under JELD-WEN Holding, Inc. 2017 Omnibus Plan (2025 and after grants).	10-K	001-3800	10.28	February 20, 2025
10.30+	JELD-WEN Holding, Inc. 2025 Management Incentive Plan.	8-K	001-38000	10.1	February 11, 2025
10.31+*	JELD-WEN Holding, Inc. 2026 Management Incentive Plan.				
10.32+	Form of Indemnification Agreement.	S-1	333-211761	10.25	June 1, 2016
10.33+	Form of Separation Agreement between JELD-WEN Holding, Inc. and executive officers.	10-Q	001-38000	10.1	September 24, 2022
10.34+	Separation and Release Agreement with Kevin Lilly, effective January 3, 2025.	10-K	001-38000	10.33	February 20, 2025
10.35+	Form of Executive Employment Agreement between JELD-WEN Holding, Inc. and executive officers.	10-Q	001-38000	10.1	August 5, 2020
10.36+	The JELD-WEN Deferred Compensation Plan, effective April 1, 2022	8-K	001-38000	10.1	February 18, 2022
19.1	Securities Trading and Disclosure Policy	10-K	001-38000	19.1	February 20, 2024
21.1*	List of subsidiaries of JELD-WEN Holding, Inc.				
22.1*	Subsidiary Guarantors and Issuers of Guaranteed Securities.				
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.				
24.1*	Power of Attorney (included on the signature page of this Annual Report on Form 10-K).				
31.1*	Certification of Periodic Report by Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.				
31.2*	Certification of Periodic Report by Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.				
32.1*	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
97.1	JELD-WEN Holding, Inc. Incentive Compensation Clawback Policy	10-K	001-38000	97.1	February 20, 2024
101.INS*	Inline XBRL Instance Document.				
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.				
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.				
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.				
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.				
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.				
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).				
*	Filed herewith.				
+	Indicates management contract or compensatory plan.				

Item 16 - Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JELD-WEN HOLDING, INC.

(Registrant)

By: /s/ Samantha L. Stoddard

Samantha L. Stoddard
Executive Vice President and Chief Financial Officer

Date: February 23, 2026

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Samantha L. Stoddard and James S. Hayes, jointly and severally, his or her attorney-in-fact, with the power of substitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William J. Christensen William J. Christensen	Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2026
/s/ Samantha L. Stoddard Samantha L. Stoddard	Chief Financial Officer (Principal Financial Officer)	February 23, 2026
/s/ Jeffrey D. Embt Jeffrey D. Embt	Chief Accounting Officer (Principal Accounting Officer)	February 23, 2026
/s/ David G. Nord David G. Nord	Chair	February 23, 2026
/s/ Antonella B. Franzen Antonella B. Franzen	Director	February 23, 2026
/s/ Catherine A. Halligan Catherine A. Halligan	Director	February 23, 2026
/s/ Michael F. Hilton Michael F. Hilton	Director	February 23, 2026
/s/ Tracey I. Joubert Tracey I. Joubert	Director	February 23, 2026
/s/ Cynthia G. Marshall Cynthia G. Marshall	Director	February 23, 2026
/s/ Bruce M. Taten Bruce M. Taten	Director	February 23, 2026
/s/ Roderick C. Wendt Roderick C. Wendt	Director	February 23, 2026
/s/ Steven E. Wynne Steven E. Wynne	Director	February 23, 2026

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of JELD-WEN Holding, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of JELD-WEN Holding, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive (loss) income, of equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Interim Goodwill Impairment Tests - North America Reporting Unit

As described in Notes 1 and 6 to the consolidated financial statements, management recorded a goodwill impairment charge of $181.2 million related to the North America reporting unit. Goodwill was tested for impairment on an annual basis during the fourth quarter and between annual tests if indicators of potential impairment existed. During the first quarter of 2025, management determined that a triggering event occurred, requiring an interim goodwill impairment test of the North America reporting unit as of March 29, 2025, and recorded a goodwill impairment charge of $137.7 million. During the third quarter of 2025, management determined that a triggering event occurred, requiring an interim goodwill impairment test of the North America reporting unit as of September 27, 2025. As a result of management's impairment test, all the remaining goodwill related to the North America reporting unit was determined to be fully impaired. The goodwill impairment tests were based on determining the fair value of the specified reporting units using management judgments and assumptions under two valuation approaches: discounted cash flows under the income approach and comparable company market valuation under the market approach. These valuation approaches were subject to significant assumptions and judgments including revenue growth rates, expected earnings before interest, taxes, depreciation and amortization (EBITDA), market multiples, discount rates, capital expenditures, incremental net working capital, income tax rates, and terminal growth rates.

The principal considerations for our determination that performing procedures relating to the interim goodwill impairment tests for the North America reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the North America reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to (a) revenue growth rates, expected EBITDA, discount rate, capital expenditures, incremental net working capital, income tax rate, and terminal growth rate for the first quarter goodwill impairment test and (b) expected EBITDA for the third quarter goodwill impairment test; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment tests, including controls over the valuation of the North America reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimates of the North America reporting unit; (ii) evaluating the appropriateness of the discounted cash flow approach used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to (a) revenue growth rates, expected EBITDA, discount rate, capital expenditures, incremental net working capital, income tax rate, and terminal growth rate for the first quarter goodwill impairment test and (b) expected EBITDA for the third quarter goodwill impairment test. Evaluating management's assumptions related to revenue growth rates, expected EBITDA, capital expenditures, incremental net working capital, and income tax rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the North America reporting unit; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow approach and (ii) the reasonableness of the discount rate and terminal growth rate assumptions.

/s/ PricewaterhouseCoopers LLP

Charlotte, North Carolina
February 23, 2026

We have served as the Company's auditor since 2000.

JELD-WEN HOLDING, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Year Ended December 31,				
(amounts in thousands, except share and per share data)		**2025**		**2024**		**2023**
Net revenues	$	3,211,181	$	3,775,592	$	4,304,334
Cost of sales		2,696,986		3,086,618		3,471,713
Gross margin		514,195		688,974		832,621
Selling, general and administrative		551,111		652,527		655,280
Goodwill impairment *(Note 6)*		334,617		94,801		—
Restructuring and asset-related charges, net *(Note 19)*		44,511		68,092		35,741
Operating (loss) income		(416,044)		(126,446)		141,600
Interest expense, net *(Note 21)*		67,182		67,237		72,258
Loss on extinguishment and refinancing of debt *(Note 12)*		237		1,908		6,487
Other income, net *(Note 22)*		(9,144)		(24,773)		(25,719)
(Loss) income from continuing operations before taxes		(474,319)		(170,818)		88,574
Income tax expense *(Note 15)*		147,930		16,762		63,339
(Loss) income from continuing operations, net of tax		(622,249)		(187,580)		25,235
Gain (loss) on sale of discontinued operations, net of tax *(Note 2)*		1,040		(1,440)		15,699
Income from discontinued operations, net of tax *(Note 2)*		—		—		21,511
Net (loss) income	$	(621,209)	$	(189,020)	$	62,445
Weighted average common shares outstanding *(Note 17)*:						
Basic		85,267,146		84,989,963		84,995,515
Diluted		85,267,146		84,989,963		85,874,035
Net (loss) income per share from continuing operations						
Basic	$	(7.30)	$	(2.21)	$	0.30
Diluted	$	(7.30)	$	(2.21)	$	0.29
Net income (loss) per share from discontinued operations						
Basic	$	0.01	$	(0.02)	$	0.44
Diluted	$	0.01	$	(0.02)	$	0.43
Net (loss) income per share						
Basic	$	(7.29)	$	(2.22)	$	0.73
Diluted	$	(7.29)	$	(2.22)	$	0.73

Net (loss) income per share may not sum due to rounding.

The accompanying notes are an integral part of these consolidated financial statements.

JELD-WEN HOLDING, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

		Year Ended December 31,			
(amounts in thousands)		**2025**		**2024**	**2023**
Net (loss) income	$	(621,209)	$ (189,020)	$	62,445
Other comprehensive income (loss), net of tax:					
Foreign currency translation adjustments, net of tax (benefit) expense of $0, and $(34), and $2,301, respectively.		67,062	(37,336)		45,859
Foreign currency hedge adjustments, net of tax (benefit) expense of $(44), $23, and $0, respectively.		(400)	314		—
Interest rate hedge adjustments, net of tax benefit of $0, $(35), and $(4,076), respectively.		97	(103)		(12,159)
Defined benefit pension plans, net of tax expense of $283, $2,462, and $3,287, respectively.		12,345	2,940		13,624
Total other comprehensive income (loss), net of tax:		79,104	(34,185)		47,324
Comprehensive (loss) income	$	(542,105)	$ (223,205)	$	109,769

The accompanying notes are an integral part of these consolidated financial statements.

JELD-WEN HOLDING, INC.
CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share and per share data)	December 31, 2025	December 31, 2024
ASSETS		
Current assets		
Cash and cash equivalents	$ 136,103	$ 150,337
Restricted cash	2,145	710
Accounts receivable, net (*Note 3*)	361,192	388,415
Inventories (*Note 4*)	444,102	460,107
Other current assets	73,202	73,413
Assets held for sale (*Note 20*)	—	126,912
Total current assets	1,016,744	1,199,894
Property and equipment, net (*Note 5*)	728,445	681,439
Deferred tax assets (*Note 15*)	16,289	143,284
Goodwill (*Note 6*)	—	315,167
Intangible assets, net (*Note 7*)	96,330	101,987
Operating lease assets, net (*Note 8*)	179,378	126,256
Other assets	65,628	52,142
Total assets	$ 2,102,814	$ 2,620,169
LIABILITIES AND EQUITY		
Liabilities		
Current liabilities		
Accounts payable	$ 237,280	$ 264,947
Accrued payroll and benefits (*Note 9*)	93,827	89,600
Accrued expenses and other current liabilities (*Note 10*)	223,147	224,209
Current maturities of long-term debt (*Note 12*)	23,690	30,927
Liabilities held for sale (*Note 20*)	—	15,308
Total current liabilities	577,944	624,991
Long-term debt (*Note 12*)	1,149,614	1,152,449
Unfunded pension liability (*Note 26*)	24,357	21,615
Operating lease liability (*Note 8*)	158,565	105,499
Deferred credits and other liabilities (*Note 13*)	85,424	89,854
Deferred tax liabilities (*Note 15*)	14,694	5,699
Total liabilities	2,010,598	2,000,107
Commitments and contingencies (*Note 25*)		
Shareholders' equity		
Preferred Stock, par value $0.01 per share, 90,000,000 shares authorized; no shares issued and outstanding	—	—
Common Stock: 900,000,000 shares authorized, par value $0.01 per share, 85,489,683 and 84,653,408 shares issued and outstanding, respectively	854	846
Additional paid-in capital	783,315	769,064
Accumulated deficit	(641,562)	(20,353)
Accumulated other comprehensive loss	(50,391)	(129,495)
Total shareholders' equity	92,216	620,062
Total liabilities and shareholders' equity	$ 2,102,814	$ 2,620,169

The accompanying notes are an integral part of these consolidated financial statements.

JELD-WEN HOLDING, INC.
CONSOLIDATED STATEMENTS OF EQUITY

| | Year Ended December 31, | | | | | |
| | 2025 | | 2024 | | 2023 | |
(amounts in thousands, except share and per share amounts)	Shares	Amount	Shares	Amount	Shares	Amount
Preferred stock, $0.01 par value per share	—	$ —	—	$ —	—	$ —
Common stock, $0.01 par value per share						
Balance at beginning of period	84,653,408	$ 846	85,309,220	$ 853	84,347,712	$ 843
Shares issued for exercise/vesting of share-based compensation awards	935,484	9	1,030,848	10	1,069,969	11
Shares repurchased	—	—	(1,600,000)	(16)	—	—
Shares surrendered for tax obligations for employee share-based transactions	(99,209)	(1)	(86,660)	(1)	(108,461)	(1)
Balance at period end	85,489,683	$ 854	84,653,408	$ 846	85,309,220	$ 853
Additional paid-in capital						
Balance at beginning of period		$ 769,737		$ 752,844		$ 735,526
Shares issued for exercise/vesting of share-based compensation awards		(6)		2,868		552
Shares surrendered for tax obligations for employee share-based transactions		(737)		(1,440)		(1,637)
Amortization of share-based compensation		14,994		15,465		18,403
Balance at period end		783,988		769,737		752,844
Employee stock notes						
Balance at beginning of period		(673)		(673)		(673)
Balance at period end		(673)		(673)		(673)
Balance at period end		$ 783,315		$ 769,064		$ 752,171
(Accumulated deficit) retained earnings						
Balance at beginning of period		$ (20,353)		$ 192,931		$ 130,486
Shares repurchased		—		(24,264)		—
Net (loss) income		(621,209)		(189,020)		62,445
Balance at period end		$ (641,562)		$ (20,353)		$ 192,931
Accumulated other comprehensive loss						
Balance at beginning of period		$ (129,495)		$ (95,310)		$ (142,634)
Foreign currency adjustments		67,062		(37,336)		45,859
Unrealized (loss) gain on foreign currency hedges		(400)		314		—
Unrealized gain (loss) on interest rate hedges		97		(103)		(12,159)
Net actuarial pension gain		12,345		2,940		13,624
Balance at period end		$ (50,391)		$ (129,495)		$ (95,310)
Total shareholders' equity at period end		$ 92,216		$ 620,062		$ 850,645

The accompanying notes are an integral part of these consolidated financial statements.

JELD-WEN HOLDING, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
(amounts in thousands)	2025	2024	2023
OPERATING ACTIVITIES			
Net (loss) income	$ (621,209)	$ (189,020)	$ 62,445
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	112,381	125,786	140,192
Deferred income taxes	136,932	(16,984)	31,735
Net gain on sale of business, property, and equipment	(36,285)	(13,752)	(10,472)
Goodwill impairment	334,617	94,801	—
Adjustment to carrying value of assets	5,262	22,715	7,862
Amortization of deferred financing costs	2,371	2,411	2,614
Loss on extinguishment and refinancing of debt	237	1,246	6,487
Loss on foreign currency translation adjustment related to the substantial liquidation of a foreign subsidiary	—	4,809	—
Gain on sale of discontinued operations, net of tax	(1,040)	—	(23,982)
Share-based compensation expense	14,994	15,465	18,403
Amortization of U.S. pension expense	—	—	480
Recovery of cost from receipts on impaired notes	—	(1,389)	(3,514)
Other items, net	16,749	(5,295)	(7,439)
Net change in operating assets and liabilities:			
Accounts receivable	46,668	102,275	10,862
Inventories	33,479	9,423	119,560
Other assets	7,954	(1,551)	11,595
Accounts payable and accrued expenses	(49,072)	(32,483)	(21,548)
Change in short-term and long-term tax liabilities	(8,899)	(12,243)	(92)
Net cash (used in) provided by operating activities	(4,861)	106,214	345,188
INVESTING ACTIVITIES			
Purchases of property and equipment	(119,759)	(161,906)	(98,332)
Proceeds from sale of business, property and equipment	40,772	20,671	16,751
Purchase of intangible assets	(16,181)	(11,811)	(12,550)
Proceeds related to the court-ordered divestiture of Towanda	110,661	—	—
Proceeds (payments) related to the sale of JW Australia[1]	—	—	365,555
Recovery of cost from receipts on impaired notes	—	1,389	3,514
Cash (paid) received for notes receivable	(61)	46	261
Cash received from insurance proceeds	1,768	1,655	5,115
Purchase of securities for deferred compensation plan	(919)	(3,381)	(1,140)
Net cash provided by (used in) investing activities	16,281	(153,337)	279,174
FINANCING ACTIVITIES			
Change in long-term debt and payments of debt extinguishment costs	(31,502)	(55,178)	(561,338)
Common stock issued for exercise of options	3	2,878	563
Common stock repurchased	—	(24,280)	—
Payments to tax authorities for employee share-based compensation	(738)	(1,441)	(1,638)
Payments related to the sale of JW Australia	(812)	(2,612)	(744)
Net cash used in financing activities	(33,049)	(80,633)	(563,157)
Effect of foreign currency exchange rates on cash	8,830	(10,344)	7,074
Net (decrease) increase in cash and cash equivalents	(12,799)	(138,100)	68,279
Cash, cash equivalents and restricted cash, beginning	151,047	289,147	220,868
Cash, cash equivalents and restricted cash, ending	$ 138,248	$ 151,047	$ 289,147

Refer to Note 27 - *Supplemental Cash Flow Information* for more information.

Cash flows from discontinued operations through the divestiture date of July 2, 2023, are included in the above amounts and explained in Note 1 — *Description of Company and Summary of Significant Accounting Policies* and Note 2 — *Discontinued Operations and Divestiture.*

(1) Includes proceeds from the sale of JW Australia, net of the $73.9 million of cash divested.

The accompanying notes are an integral part of these consolidated financial statements.

JELD-WEN HOLDING, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Company and Summary of Significant Accounting Policies

Nature of Business – JELD-WEN Holding, Inc., along with its subsidiaries, is a vertically integrated global manufacturer and distributor of windows, doors, and other building products that derives substantially all its revenues from the sale of its door and window products. Unless otherwise specified or the context otherwise requires, all references in these notes to "JELD-WEN," "we," "us," "our," or the "Company" are to JELD-WEN Holding, Inc. and its subsidiaries.

Our continuing operations include facilities located in the U.S., Canada, and Europe. Our products are marketed primarily under the JELD-WEN brand name in the U.S. and Canada and under JELD-WEN and a variety of acquired brand names in Europe.

Our revenues are affected by the level of new housing starts, residential and non-residential building construction, and repair and remodeling activity in each of our markets. Our sales typically follow seasonal new construction and repair and remodeling industry patterns. The peak season for home construction and remodeling in many of our markets generally corresponds with the second and third calendar quarters, and therefore, sales volume is typically higher during those quarters. Our first and fourth quarter sales volumes are generally lower due to reduced repair and remodeling activity and reduced activity in the building and construction industry as a result of colder and more inclement weather in certain areas of our geographic end markets.

Basis of Presentation – The accompanying consolidated financial statements have been prepared in accordance with GAAP and pursuant to the rules and regulations of the SEC. All intercompany balances and transactions have been eliminated in consolidation.

On April 17, 2023, we entered into a Share Sale Agreement with Aristotle Holding III Pty Limited, a subsidiary of Platinum Equity Advisors, LLC, to sell JW Australia. On July 2, 2023, we completed the sale. The net assets and operations of the disposal group met the criteria to be classified as "discontinued operations" and are reported as such in all periods presented unless otherwise noted. The consolidated statements of cash flows include cash flows from discontinued operations through the divestiture date of July 2, 2023. Refer to Note 2 - *Discontinued Operations and Divestiture* to our consolidated financial statements included in this Form 10-K for more information.

All U.S. dollar and other currency amounts, except share and per share amounts, are presented in thousands unless otherwise noted.

Share Repurchases – On July 28, 2022, the Board of Directors reduced our previous repurchase authorization of $400.0 million to a total aggregate value of $200.0 million with no expiration date. As of December 31, 2025, $175.7 million remained under the repurchase program.

During the years ended December 31, 2025 and 2023, we did not repurchase any shares of our Common Stock. During the year ended December 31, 2024, we repurchased 1,600,000 shares of our Common Stock at an average price of $15.18. Refer to Note 16 - *Capital Stock* to our consolidated financial statements included in this Form 10-K for more information.

Fiscal Year – We operate on a fiscal calendar year, and each interim quarter is comprised of two 4-week periods and one 5-week period, with each week ending on a Saturday. Our fiscal year always begins on January 1 and ends on December 31. As a result, our first and fourth quarters may have more, or fewer days included than a traditional 91-day fiscal quarter.

Use of Estimates – The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, assumptions, and allocations that affect amounts reported in the consolidated financial statements and related notes. Significant items that are subject to such estimates and assumptions include, but are not limited to, long-lived assets including goodwill (prior to impairment) and other intangible assets, employee benefit obligations, income tax uncertainties, contingent assets and liabilities, provisions for bad debt, inventory, warranty liabilities, legal claims, valuation of derivatives, environmental remediation, and claims relating to self-insurance. Actual results could differ due to the uncertainty inherent in these estimates.

CARES Act – In March 2020, the United States government enacted the CARES Act to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provided tax relief, along with other stimulus measures, including a provision for an ERC designed to encourage businesses to retain employees during the COVID-19 pandemic. We recorded a net receivable for an ERC from the U.S. government of $6.1 million in other income, net in the fourth quarter of 2023. This balance was included in other current assets in the accompanying consolidated balance sheets as of December 31, 2024.

In the second quarter of 2025, the Company received a $6.8 million cash payment from the U.S. government for the reimbursement of the ERC, $0.8 million of which was interest income. The interest income was recognized as interest expense, net in the accompanying consolidated statements of operations in the second quarter of 2025.

Segment Reporting – Our reportable segments are organized and managed principally by geographic region: North America and Europe. We report all other business activities in Corporate and unallocated costs. We consider the following factors in determining the reportable segments: the nature of business activities, the management structure accountable directly to the CODM, the discrete financial information regularly provided to the CODM, and information presented to the Board of Directors and investors. The CODM is the CEO. No operating segments have been aggregated for our presentation of reportable segments. Refer to Note 14 - *Segment Information* to our consolidated financial statements included in this Form 10-K for more information.

Cash and Cash Equivalents – We consider all highly-liquid investments purchased with an original or remaining maturity at the date of purchase of ninety days or less to be cash equivalents. Our cash management system is designed to maintain zero bank balances at certain banks. Checks written and not presented to these banks for payment are reflected as book overdrafts and are a component of accounts payable.

Restricted Cash – Restricted cash includes a balance held in the Company's captive insurance account, which is contractually required to maintain the account's status and functionality. In addition, restricted cash also includes amounts required to meet certain bank guarantees.

Accounts Receivable – Accounts receivable are recorded at their net realizable value. Our customers are primarily retailers, distributors, and contractors. Two customers, The Home Depot and Lowe's Companies, each accounted for more than 10% of the consolidated accounts receivable, net balance as of December 31, 2025 and 2024. We maintain allowances for credit losses resulting from the inability of our customers to make required payments. We estimate the allowance for credit losses based on quantitative and qualitative factors associated with the credit risk of our accounts receivable, including historical credit collections within each region where we have operations. If the financial condition of a customer deteriorates or other circumstances occur that result in an impairment of a customer's ability to make payments, we record additional allowances as needed. We write off uncollectible trade accounts receivable against the allowance for credit losses when collection efforts have been exhausted and/or any legal action taken by us has concluded. Refer to Note 3 - *Accounts Receivable, Net* to our consolidated financial statements included in this Form 10-K for more information.

Inventories – Inventories in the accompanying consolidated balance sheets are valued at the lower of cost or net realizable value and are determined by the FIFO or average cost methods. We record provisions to write down obsolete and excess inventory to its estimated net realizable value. The process for evaluating obsolete and excess inventory requires us to evaluate historical inventory usage and expected future production needs. Accelerating the disposal process or incorrect estimates may cause actual results to differ from the estimates at the time such inventory is disposed or sold. We classify certain inventories that are available for sale directly to external customers or used in the manufacturing of a finished good within raw materials. Refer to Note 4 - *Inventories* to our consolidated financial statements included in this Form 10-K for more information.

Notes Receivable – Notes receivable are recorded at their net realizable value. The balance consists primarily of installment notes and affiliate notes. The allowance for credit losses is based upon credit risks, historical loss trends, and specific reviews of delinquent notes. We write off uncollectible note receivables against the allowance for credit losses when collection efforts have been exhausted and/or any legal action taken by us has been concluded. Current maturities and interest, net of short-term allowance are reported as other current assets in the accompanying consolidated balance sheets.

Customer Displays – Customer displays include all costs to manufacture, ship, and install the displays of our products in retail store locations. Capitalized display costs are included in other assets in the accompanying consolidated balance sheets and are amortized over the life of the product lines, typically 1 to 3 years. For the years ended December 31, 2025, 2024, and 2023, amortization associated with customer displays were $5.5 million, $5.8 million, and $3.9 million, respectively, and are included in SG&A in the accompanying consolidated statements of operations.

Cloud Computing Arrangements –We capitalize qualified cloud computing implementation costs associated with the application development stage and subsequently amortize these costs over the term of the hosting agreement and stated renewal period, if it is reasonably certain we will renew, typically 3 to 5 years. Capitalized costs are included in other assets in the accompanying consolidated balance sheets, and amortization is included in SG&A in the accompanying consolidated statement of operations.

Property and Equipment – Property and equipment are recorded at cost. The cost of major additions and betterments are capitalized and depreciated using the straight-line method over their estimated useful lives. Replacements, maintenance, and repairs that do not improve or extend the useful lives of the related assets or adapt the property to a new or different use are expensed as incurred. Interest over the construction period is capitalized as a component of cost of constructed assets. Upon sale or retirement of property or equipment, cost and related accumulated depreciation are removed from the accounts, and any gain or loss is charged to income and included in SG&A in the accompanying consolidated statements of operations. Refer to Note 5 - *Property and Equipment, Net* to our consolidated financial statements included in this Form 10-K for more information.

Leasehold improvements are amortized over the shorter of the useful life of the improvement, the lease term, or the life of the building. Depreciation is generally provided over the following estimated useful service lives:

Land improvements	10 - 20 years
Buildings and improvements	10 - 45 years
Machinery and equipment	3 - 20 years

Intangible Assets – Definite lived intangible assets are amortized based on the pattern of economic benefit over the following estimated useful lives:

Trademarks and trade names	10 - 40 years
Software	3 - 10 years
Patents, licenses and rights	5 - 25 years
Customer relationships	5 - 20 years

The lives of definite lived intangible assets are reviewed and reduced if necessary, whenever changes in their planned use occur. Legal and registration costs related to internally developed patents and trademarks are capitalized and amortized over the lesser of their expected useful life or the legal patent life. The carrying value of intangible assets is reviewed by management to assess the recoverability of the assets or asset groups when facts and circumstances indicate that the carrying value may not be recoverable. The recoverability test requires us to first compare undiscounted cash flows expected to be generated by that definite lived intangible asset or asset group to its carrying amount. If the carrying amounts of the definite lived intangible assets or asset groups are not recoverable on an undiscounted cash flow basis, the asset or asset group is deemed not to be recoverable and possibly impaired. We then estimate the fair value of the asset or asset group to determine whether an impairment loss should be recognized. An impairment loss will be recognized if an asset or asset group's fair value is determined to be less than its carrying value. Fair value is determined through various valuation techniques.

We capitalize certain qualified internal use software costs during the application development stage and subsequently amortize these costs over the estimated useful life of the asset. Costs incurred during the preliminary project stage and post-implementation operation stage are expensed as incurred. Refer to Note 7 - *Intangible Assets, Net* to our consolidated financial statements included in this Form 10-K for more information.

Long-Lived Assets – Long-lived assets, other than goodwill, are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of such assets or asset groups may not be recoverable. If a triggering event is identified, we perform an impairment test by reviewing the expected undiscounted cash flows generated from the anticipated use of the asset or asset group and the residual value from the ultimate disposal of the asset or asset group, compared to its carrying value. If the expected undiscounted cash flows are less than the carrying value of the asset or asset group, the asset or asset group is deemed not to be recoverable and possibly impaired. We then estimate the fair value of the asset or asset group to determine whether an impairment loss should be recognized. An impairment loss will be recognized if an asset or asset group's fair value is determined to be less than its carrying value. Long-lived assets currently available for sale and expected to be sold within one year are classified as assets held for sale.

Leases – We lease certain warehouses, distribution centers, office spaces, land, vehicles, and equipment. We determine if an arrangement is a lease at inception. A contract contains a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. Amounts associated with operating leases are included in ROU assets, net, accrued expense and other current liabilities and operating lease liability in our consolidated balance sheet. Amounts associated with finance leases are included in property and equipment, net, current maturities of long-term debt, and long-term debt in the accompanying consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

If the lease does not provide an implicit rate, we use our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. The incremental borrowing rate for operating leases that commenced in the period is determined by using the prior quarter end's incremental borrowing rates.

We have elected not to recognize an ROU asset and lease liability for leases with an initial term of twelve months or less as well as any lease covering immaterial assets. We recognize lease expense for these leases on a straight-line basis over the lease term. Variable lease payments that are dependent on usage, output, or may vary for other reasons, are excluded from lease payments in the measurement of the ROU asset and lease liability and accordingly are recognized as lease expense in the period the obligation for those payments is incurred. We combine lease and non-lease components for all agreements, except for building leases.

Certain leases include renewal and/or termination options, with renewal terms that can extend the lease term from 1 to 20 years or more, and the exercise of lease renewal options under these leases is at our sole discretion. These options are included in the lease term used to determine ROU assets and corresponding liabilities when we are reasonably certain we will exercise the option. The depreciable life of assets and leasehold improvements are limited by the expected lease term. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Refer to Note 8 - *Leases* to our consolidated financial statements included in this Form 10-K for more information.

Sale-Leaseback Transactions – We account for sale-leaseback transactions in accordance with ASC 842 and ASC 610-20. When a sale is achieved under ASC 606, we derecognize the underlying asset and recognize any resulting gain or loss in income. The related leaseback is accounted for based on its classification (operating or finance) and measured at the present value of lease payments. If the sales price or lease payments are not at market terms, adjustments are made to recognize prepaid rent or a financing liability. Refer to Note 8 - *Leases* to our consolidated financial statements included in this Form 10-K for more information on sale-leaseback transactions.

Goodwill – Goodwill was tested for impairment on an annual basis during the fourth quarter and between annual tests if indicators of potential impairment existed. The estimated fair values of our reporting units were derived using a combination of income and market approaches, both of which yielded substantially equivalent indications of fair value. Absent an indication of fair value from a potential buyer or similar specific transactions, we believed that the use of these methods provided a reasonable estimate of a reporting unit's fair value. Fair value computed by these models was arrived at using several factors and inputs. There were inherent uncertainties related to fair value models, the inputs, factors and our judgment in applying them to this analysis. Nonetheless, we believed that the combination of these methods provided a reasonable approach to estimate the fair values of our reporting units.

Under the income approach, the fair value of a reporting unit was based on a discounted cash flow analysis of management's short-term and long-term forecast of operating performance. This analysis contained significant assumptions and estimates including revenue growth rates, expected EBITDA, discount rates, capital expenditures, incremental net working capital, income tax rates, and terminal growth rates. Under the market approach, we utilized a guideline company method in which the fair value of the reporting unit was based on a weighting of the market multiples of comparable companies.

We identified two reporting units: North America and Europe. In determining our reporting units, we considered (i) whether an operating segment or a component of an operating segment was a business, (ii) whether discrete financial information was available, and (iii) whether the financial information is regularly reviewed by management of the operating segment. Refer to Note 6 - *Goodwill* to our consolidated financial statements included in this Form 10-K for more information.

Deferred Revenue – We record deferred revenue when we collect pre-payments from customers for performance obligations we expect to fulfill through future performance of a service or delivery of a product. We classify our deferred revenue based on our estimate as to when we expect to satisfy the related performance obligations. Deferred revenues are included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Warranty Accrual – Warranty terms range primarily from one year to lifetime on certain window and door components. Warranties are normally limited to replacement or service of defective components for the original customer. Some warranties are transferable to subsequent owners and are generally limited to 10 years from the date of manufacture or require pro-rata payments from the customer. A provision for estimated warranty costs is recorded at the time of sale based on historical claim experience, together with current-period trends. We periodically adjust these provisions to reflect actual experience. In Q4 2025, we corrected our warranty accrual calculation resulting in an additional $6.7 million of expense that should have been recognized in our prior interim periods in 2025. We have evaluated the impact on prior interim periods and concluded that the amounts were not material. Refer to Note 11 - *Warranty Liability* to our consolidated financial statements included in this Form 10-K for more information.

Restructuring – Costs to exit or restructure certain activities of our internal operations are accounted for as one-time termination and exit costs as required by the provisions of FASB ASC 420, *Exit or Disposal Cost Obligations*, and are accounted for separately from any business combination. A liability for costs associated with an exit or disposal activity is recognized and measured at its fair value in our consolidated statements of operations in the period in which the liability is incurred. When estimating the fair value of restructuring activities, assumptions are applied, which can differ materially from actual results. This may require us to revise our initial estimates, which may materially affect our results of operations and financial position in the period the revision is made. Refer to Note 19 - *Restructuring and Asset-Related Charges, Net* to our consolidated financial statements included in this Form 10-K for more information.

Derivative Financial Instruments – Derivative financial instruments are used to manage interest rate risk associated with our borrowings, exposures to certain commodities associated with our material costs and foreign currency exposures related to transactions denominated in currencies other than the U.S. dollar, or in the case of our non-U.S. companies, transactions denominated in a currency other than their functional currency. All derivatives are recorded as assets or liabilities in the consolidated balance sheets at their respective fair values. As of December 31, 2025, 2024, and 2023, we had netting provisions in certain agreements with our counterparties. We have elected to not offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable netting agreements. Changes in a derivative's fair value are recognized in earnings unless specific hedge criteria are met, and we elect hedge accounting prior to entering into the hedge. If a derivative is designated as a fair value hedge, the changes in fair value of both the derivative and the hedged item attributable to the hedged risks are recognized in the same line item in the results of operations. If the derivative is designated as a cash flow or net investment hedge, changes in the fair value related to the derivatives considered highly effective are initially recorded in accumulated other comprehensive loss and subsequently classified to the consolidated statements of operations when the hedged item impacts earnings, and in the same line item on the consolidated statements of operations as the impact of the hedge transaction. Cash flows from all derivative instruments, including those not designated as hedging instruments, are classified in the same category as the cash flows from the item being hedged. Refer to Note 23 - *Derivative Financial Instruments* to our consolidated financial statements included in this Form 10-K for more information.

At the inception of a fair value, cash flow, or net investment hedge we formally document the hedge relationship and the risk management objective for undertaking the hedge. In addition, for derivatives that qualify for hedge accounting, we assess, both at inception of the hedge and on an ongoing basis, whether the derivative financial instrument is and will continue to be highly effective in offsetting cash flows or fair value of the hedged item and whether it is probable that the hedged forecasted transaction will occur. Changes in the fair value of derivatives that do not qualify for hedge accounting, or fail to meet the criteria, thereafter, are also recognized in the consolidated statements of operations. Refer to Note 24 - *Fair Value of Financial Instruments* to our consolidated financial statements included in this Form 10-K for more information on the fair value of our derivative assets and liabilities.

Revenue Recognition – Revenue is recognized when obligations under the terms of a contract with our customer are satisfied. Generally, this occurs with the transfer of control of our products or services. The transfer of control to the customer occurs at a point in time, usually upon satisfaction of the shipping terms within the contract. Revenue is measured as the amount of consideration we expect to receive in exchange for transferring goods or providing services. The taxes we collect are concurrent with revenue-producing activities (e.g., sales tax, value-added tax, and other taxes) are excluded from revenue.

Shipping and handling costs are treated as fulfillment costs and are not considered a separate performance obligation. Shipping and handling costs charged to customers and the related expenses are reported in revenues and cost of sales for all customers. The expected costs associated with our base warranties and field service actions continue to be recognized as expense when the products are sold. Since payment is due at or shortly after the point of sale, the contract asset is classified as a receivable in the accompanying consolidated balance sheets. Refer to Note 11 - *Warranty Liability* to our consolidated financial statements included in this Form 10-K for more information.

We do not adjust the promised amount of consideration for the effects of a significant financing component when we expect, at contract inception, that the period between our transfer of a promised product or service to a customer and when the customer pays for that product or service will be one year or less. We do not typically include extended payment terms in our contracts with customers. Incidental items that are immaterial in the context of the contract are recognized as expense.

We disaggregate revenues based on geographical location. Refer to Note 14 - *Segment Information* to our consolidated financial statements included in this Form 10-K for more information on disaggregated revenue.

Advertising Costs – All costs of advertising our products and services are charged to expense as incurred. For the years ended December 31, 2025, 2024, and 2023, advertising and promotion expenses were $22.8 million, $27.9 million, and $30.1 million, respectively, and are included in SG&A in the accompanying consolidated statements of operations.

Net Interest Expense and Extinguishment of Debt Costs – We record debt extinguishment costs separately from interest expense, net within the consolidated statements of operations.

Foreign Currency Translation and Adjustments – Typically, our foreign subsidiaries maintain their accounting records in their local currency. All the assets and liabilities of these subsidiaries (including long-term assets, such as goodwill) are converted to U.S. dollars at the exchange rate in effect at the balance sheet date, income and expense accounts are translated at average rates for the period, and shareholder's equity accounts are translated at historical rates. The effects of translating financial statements of foreign operations into our reporting currency are recognized as a cumulative translation adjustment in consolidated other comprehensive income (loss). This balance is net of tax, where applicable.

The effects of translating financial statements of foreign operations in which the U.S. dollar is their functional currency are included in the consolidated statements of operations. The effects of translating intercompany debt are recorded in the consolidated statements of operations unless the debt is of a long-term investment nature in which case gains and losses are recorded in consolidated other comprehensive income (loss).

Foreign currency transaction gains or losses are credited or charged to income as incurred.

Income Taxes – Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We evaluate both the positive and negative evidence that is relevant in assessing whether we will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. The tax effects from an uncertain tax position can be recognized in the consolidated financial statements, only if the position is more likely than not to be sustained, based on the technical merits of the position and the jurisdiction taxes of the Company. We recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit and the tax related to the position would be due to the entity and not the owners. For tax positions meeting the more likely than not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50% likelihood of being realized, upon ultimate settlement with the relevant tax authority. We apply this accounting standard to all tax positions for which the statute of limitations remains open. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

We file a consolidated federal income tax return in the U.S. and various states. For financial statement purposes, we calculate the provision for federal income taxes using the separate return method. Certain subsidiaries file separate tax returns in certain countries and states. Any U.S. federal, state, and foreign income taxes refundable and payable are reported in other current assets and accrued expenses and other current liabilities in the accompanying consolidated balance sheets. We have non-current taxes receivable or payable at December 31, 2025 and 2024. Refer to Note 15 - *Income Taxes* to our consolidated financial statements included in this Form 10-K for more information.

We record interest and penalties on amounts due to tax authorities as a component of income tax expense in the accompanying consolidated statements of operations. We have elected to account for the impact of GILTI in the period in which it is incurred.

Contingent Liabilities – Contingent liabilities arising from claims, assessments, litigation, fines, penalties, and other sources require significant judgment in determining the probability of loss and the amount of the potential loss. Each quarter, we review significant new claims and litigation for the probability of an adverse outcome. Estimates are recorded as liabilities when it is probable that a liability has been incurred, and the amount of the loss is reasonably estimable. Disclosure is required when there is a reasonable possibility that the ultimate loss will materially exceed the recorded provision. Contingent liabilities are often resolved over long time periods. Estimating probable losses requires analysis of multiple forecasts that often depend on judgments about potential actions by third parties, such as regulators, and the estimated loss can change materially as individual claims develop. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Employee Retirement and Pension Benefits – We have a defined benefit plan for certain U.S. hourly employees and several other defined benefit plans located outside of the U.S. that are country specific. The most significant of these plans is in the U.S., which is no longer open to new employees. Amounts relating to these plans are recorded based on actuarial calculations, which use various assumptions, such as discount rates and expected return on assets. Refer to Note 26 - *Employee Retirement and Pension Benefits* to our consolidated financial statements included in this Form 10-K for more information..

Recently Adopted Accounting Standards – In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. ASU 2023-09 expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted, and should be applied either prospectively to financial statements issued for reporting dates after the effective date or retrospectively to any or all prior periods presented in the financial statements. We adopted this guidance effective January 1, 2025, for annual reporting and applied the amendments prospectively to the consolidated financial statements issued after the effective date. Refer to Note 15 - *Income Taxes* to our consolidated financial statements included in this Form 10-K for more information.

Recent Accounting Standards Not Yet Adopted – In November 2024, the FASB issued ASU 2024-03, *Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses*. ASU 2024-03 requires disclosure of disaggregated information about specific natural expense categories underlying certain income statement expense line items that are considered relevant. The FASB also issued ASU 2025-01, *Expense Disaggregation Disclosures: Clarifying the Effective Date,* which clarifies the adoption date of ASU 2024-03 as annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted, and the guidance should be applied either prospectively to financial statements issued for reporting dates after the effective date or retrospectively to any or all prior periods presented in the financial statements. We are currently evaluating the impact of this guidance on the Company's disclosures.

In September 2025, the FASB issued ASU 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software.* ASU 2025-06 amends certain aspects of the accounting for and disclosure of internal-use software costs under ASC 350-40. The guidance is effective for interim and annual periods beginning after December 15, 2027, with early adoption permitted, and can be applied prospectively, retrospectively, or with a modified transition approach. We are currently evaluating the impact of this guidance on the Company's disclosures.

We have considered the applicability and impact of all ASUs. We have assessed the ASUs not listed above and determined that they were either not applicable or were not expected to have a material impact on our consolidated financial statements.

Note 2. Discontinued Operations and Divestiture

Discontinued Operations

On April 17, 2023, we entered into a Share Sale Agreement with Aristotle Holding III Pty Limited, a subsidiary of Platinum Equity Advisors, LLC, to sell JW Australia, for a purchase price of approximately AUD $688 million. On July 2, 2023, we completed the sale, receiving net cash proceeds of approximately $446 million, including $3.3 million of cash received from the settlement of certain forward contracts. Refer to Note 23 - *Derivative Financial Instruments* to our consolidated financial statements included in this Form 10-K for more information.

In the year ended December 31, 2023, we recorded a net gain on sale of discontinued operations of $15.7 million related to the July 2, 2023, sale of JW Australia. The net gain on sale includes $30.3 million of cumulative translation adjustments losses and $1.0 million of accumulated net actuarial pension losses reclassified from other comprehensive income (loss). The net gain on sale also includes a $10.2 million loss recorded in the fourth quarter of 2023 in estimated taxes directly related to the sale transaction and return to provision true ups for the period in which we owned JW Australia. We recorded a $1.4 million loss on sale of discontinued operations in the year ended December 31, 2024, related to settlement of an outstanding tax liability for JW Australia. We recorded a $1.0 million gain on sale of discontinued operations in the year ended December 31, 2025, due to a release of reserve associated with purchases under a supply agreement in the second quarter of 2025.

This divestiture qualified as a discontinued operation as of April 17, 2023, since it represents a strategic shift for us and has a major effect on our consolidated results of operations. Accordingly, the results of operations for the JW Australia reportable segment, together with certain costs related to the sale, have been classified as discontinued operations within the consolidated statements of operations for all periods presented.

After the completion of the sale, we entered into an agreement to provide certain transition services to JW Australia, including providing information technology post-closing services, purchases under a supply agreement, and reimbursement for certain costs to upgrade specific IT systems up to a capped amount. We had a liability of $0.3 million and $3.2 million as of December 31, 2025 and 2024, respectively, relating to these matters, which were included in accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Components of amounts reflected in the consolidated statements of operations related to discontinued operations are presented in the table, as follows:

(amounts in thousands)	Year Ended December 31, 2023
Net revenues	$ 301,876
Cost of sales	211,575
Gross margin	90,301
Selling, general and administrative	62,263
Operating income	28,038
Interest income, net	(685)
Other income, net	(2,274)
Income from discontinued operations before taxes	30,997
Income tax expense	9,486
Income from discontinued operations, net of tax	$ 21,511

The cash flows related to discontinued operations have not been segregated and are included in the consolidated statements of cash flows through the divestiture date of July 2, 2023. The following table presents cash flow and non-cash information related to discontinued operations:

(amounts in thousands)	Year Ended December 31, 2023
Depreciation and amortization	$ 5,196
Capital expenditures	6,229
Share-based incentive compensation	926
Provision for bad debt	5,062

Court-Ordered Divestiture of Towanda

On January 17, 2025, pursuant to an order issued by the United States District Court for the Eastern District of Virginia, Richmond Division, and the previously announced Asset Purchase Agreement dated October 11, 2024 and effective December 13, 2024, JWI completed the sale of its Towanda, PA operations to WG Towanda LLC, a wholly owned subsidiary of Woodgrain Inc. Towanda was previously included within the North America segment.

Since the Company will continue manufacturing door skins for its internal needs, the court-ordered divestiture decision did not represent a strategic shift thereby precluding the court-ordered divestiture as qualifying as a discontinued operation.

The selling price of Towanda was $115.0 million, subject to certain adjustments and closing conditions, paid in cash during the first quarter of 2025. In connection with the Asset Purchase Agreement, the Company recognized a $31.4 million goodwill impairment charge during the fourth quarter of 2024. We recorded a $0.7 million pre-tax gain on the sale of Towanda, within SG&A in our consolidated statements of operations during the first quarter of 2025. The gain is driven by a post-close net working capital adjustment. Towanda had a net carrying value of $110.8 million, which included property and equipment, net of $65.4 million, inventory of $16.7 million, trade receivables of $8.8 million, operating lease assets of $2.2 million, intangible assets, net of $1.5 million, and goodwill of $33.6 million. The goodwill is not deductible for tax purposes. The assets were partially offset by accounts payable of $9.2 million and other liabilities which were individually immaterial. We recorded $8.5 million in tax expense related to the gain from the sale within income tax expense in the accompanying consolidated statement of operations during the first quarter of 2025, of which $7.8 million was offset with a change in our tax valuation allowance in the third quarter of 2025.

Note 3. Accounts Receivable, Net

We sell our manufactured products to many customers, primarily in the residential housing construction and remodel sectors, broadly dispersed across many domestic and foreign geographic regions. We assess the credit risk relating to our accounts receivable based on quantitative and qualitative factors, including historical credit collections within each region where we have operations. We perform ongoing credit evaluations of our customers to minimize credit risk. We do not usually require collateral for accounts receivable, but do require advance payment, guarantees, a security interest in the products sold to a customer, and/or letters of credit in certain situations. Customer accounts receivable converted to notes receivable are collateralized by inventory or other collateral.

Two customers, The Home Depot and Lowe's Companies, each accounted for more than 10% of the consolidated accounts receivable, net balance as of December 31, 2025 and 2024. The Home Depot, a customer of our North America segment, represented approximately 17% and 19% of the consolidated accounts receivable, net balance as of December 31, 2025 and 2024, respectively, and approximately 17%, 16%, and 15% of our consolidated net revenues during the years ended December 31, 2025, 2024, and 2023, respectively. Lowe's Companies, another customer of our North America segment, represented approximately 16% of the consolidated accounts receivable, net balance as of December 31, 2025 and 2024, and approximately 13%, 12%, and 11% of our consolidated net revenues during the years ended December 31, 2025, 2024, and 2023, respectively.

The following is a roll forward of our allowance for credit losses for each of the periods ending December 31:

(amounts in thousands)	2025	2024	2023
Balance as of January 1,	$ (9,605)	$ (11,265)	$ (15,429)
Charges to (expense) income	(2,185)	(110)	1,870
Write-offs	1,269	1,253	2,466
Currency translation	(604)	517	(172)
Balance at period end	$ (11,125)	$ (9,605)	$ (11,265)

The increase in the allowance for credit losses during 2025 was primarily due to an increase in aged receivables across the portfolio.

Note 4. Inventories

Inventories are stated at the lower of cost or net realizable value. Finished goods and work-in-process inventories include material, labor, and manufacturing overhead costs.

(amounts in thousands)	December 31, 2025	December 31, 2024
Raw materials	$ 365,418	$ 380,277
Work in process	21,988	19,763
Finished goods	85,642	82,615
Inventory valuation reserves	(28,946)	(22,548)
Total inventories	$ 444,102	$ 460,107

Note 5. Property and Equipment, Net

(amounts in thousands)	December 31, 2025	December 31, 2024
Land improvements	$ 30,915	$ 30,614
Buildings	495,615	463,273
Machinery and equipment	1,469,174	1,380,424
Total depreciable assets	1,995,704	1,874,311
Accumulated depreciation	(1,374,390)	(1,309,706)
	621,314	564,605
Land	26,551	26,399
Construction in progress	80,580	90,435
Total property and equipment, net	$ 728,445	$ 681,439

We recorded accelerated depreciation of our plant and equipment of $2.6 million, $15.0 million, and $7.4 million during the years ended December 31, 2025, 2024, and 2023, respectively, within restructuring and asset-related charges, net in the accompanying consolidated statements of operations. Refer to Note 19 - *Restructuring and Asset-Related Charges, Net* to our consolidated financial statements included in this Form 10-K for more information.

Additionally, we recorded accelerated depreciation of $9.1 million during the year ended December 31, 2023, from reviews of North America equipment capacity optimization. These charges were recorded within cost of sales in the accompanying consolidated statements of operations.

The effect on our carrying value of property and equipment, net due to currency translations for foreign property and equipment, net, was an increase of $25.5 million as of December 31, 2025, compared to a decrease of $13.6 million as of December 31, 2024.

Depreciation expense was recorded as follows:

		Year Ended December 31,				
(amounts in thousands)		**2025**		**2024**		**2023**
Cost of sales	$	79,288	$	81,874	$	89,396
Selling, general, and administrative		4,834		4,687		5,191
Total depreciation expense	$	84,122	$	86,561	$	94,587

Note 6. Goodwill

Goodwill was tested for impairment on an annual basis during the fourth quarter and between annual tests if indicators of potential impairment existed. Between annual testing dates, the Company monitored factors such as its market capitalization, comparable company market multiples, macroeconomic conditions, and individual reporting unit financial performance to identify conditions that could impact the Company's assumptions utilized in the determination of the estimated fair values of the Company's reporting units and indefinite-lived intangible assets significantly enough to trigger an interim impairment test.

The goodwill impairment tests were based on determining the fair value of the specified reporting units using management judgments and assumptions under two valuation approaches: discounted cash flows under the income approach (classified in Level 3 of the fair value hierarchy) and comparable company market valuation under the market approach (classified in Level 2 of the fair value hierarchy). These valuation approaches were subject to significant assumptions and judgments that were sensitive to change, including revenue growth rates, expected EBITDA, market multiples, discount rates, capital expenditures, incremental net working capital, income tax rates, and terminal growth rates.

Following our 2023 annual impairment test for our Europe reporting unit, we concluded that while no impairment existed, the fair value of our reporting unit exceeded its carrying value by approximately 3%. During the third quarter of 2024, the Company updated its financial forecast for the Europe reportable segment to reflect anticipated macroeconomic conditions of prolonged elevated interest rates leading to reduced revenue growth expectations. The end of the third fiscal quarter also marks the conclusion of our generally heavier seasonal sales period and our European net sales were negatively impacted by weaker market demand. Accordingly, the Company determined that a triggering event occurred requiring an interim goodwill impairment test for its European reporting unit as of September 28, 2024. Based upon the results of our interim impairment test, we concluded the carrying value of our Europe reporting unit exceeded its fair value, and we recorded a goodwill impairment charge of $63.4 million, representing a partial impairment of goodwill assigned to the Europe reporting unit. Following this partial impairment, the reporting unit's carrying amount equaled the fair value.

The Company elected to perform a qualitative analysis as of the fourth quarter 2024 for the Europe reporting unit. Our analysis did not determine that it was more likely than not that the carrying value of the Europe reporting unit exceeded the fair value. During the fourth quarter 2024, we quantitatively determined that the fair value of our North America reporting unit exceeded its net carrying amount and no goodwill impairment existed. We determined that the fair value of our North America reporting unit would have to decline by less than 10% to be considered impaired.

During the first quarter of 2025, the Company determined that a triggering event occurred, requiring an interim goodwill impairment test of its North America reporting unit as of March 29, 2025. This was due to factors that increased short-term volatility in sales and EBITDA volatility, reflecting anticipated economic headwinds, deterioration of market demand versus previous expectations, and uncertainty around how potential increases in inflationary pressures on imports will impact customer demand. These factors included a decrease in the US GDP growth consensus estimate for 2025 by approximately 40 basis points from the end of 2024. Further, the National Association of Homebuilders reported that single-family starts were projected to grow 70 basis points less than previously estimated, and multifamily starts were expected to decline 6.0% in 2025, down from a 3.5% decline cited in previous reports. Additionally, during the first quarter, we saw a continued decline in the market price of our common stock, resulting in a decrease in our market capitalization. The impairment test indicated a non-cash goodwill impairment charge related to the North America reporting unit of $137.7 million, which the Company recorded in the accompanying consolidated statements of operations during the first quarter of 2025. Following this impairment charge to our North America reporting unit, the fair values of both of our reporting units approximate their carrying value.

During the third quarter of 2025, the Company determined that a triggering event occurred, requiring an interim goodwill impairment test of its North America and Europe reporting units as of September 27, 2025. The end of the third fiscal quarter marks the conclusion of our generally heavier seasonal sales period, and our net sales during this period were negatively impacted by weaker than previously expected market demand in each of our reporting units. This was due to increased economic headwinds, further deterioration of market demand versus previous expectations as well as the impacts of continued elevated interest rates and inflationary pressures extending the time horizon for market demand recovery. Our European business also experienced lower than expected demand in some of our larger markets as well as inventory re-balancing that impacted purchasing from our larger customers. In addition, we were unable to realize previously expected base productivity in both of our reporting units contributing to lower than expected profitability levels. As a result of these factors, the Company updated its financial forecast for the North America and Europe reporting units to reflect current and anticipated macroeconomic conditions leading to reduced revenue growth expectations and profitability. As a result of our impairment tests, all the remaining goodwill related to both the North America and Europe reporting units was determined to be fully impaired, and a $196.9 million non-cash goodwill impairment charge was recorded in the accompanying consolidated statements of operations during the third quarter of 2025.

The following table summarizes the changes in goodwill by reportable segment:

(amounts in thousands)	North America		Europe		Total Reportable Segments	
Gross carrying amount at December 31, 2023	$	182,412	$	268,512	$	450,924
Sale of business		(900)		—		(900)
Currency translation		(487)		(17,876)		(18,363)
Gross carrying amount at December 31, 2024	$	181,025	$	250,636	$	431,661
Currency translation		223		33,771		33,994
Gross carrying amount at December 31, 2025	$	181,248	$	284,407	$	465,655
Accumulated impairment losses at December 31, 2023	$	—	$	(60,754)	$	(60,754)
Impairment[1]		—		(63,445)		(63,445)
Currency translation		—		7,705		7,705
Accumulated impairment losses at December 31, 2024	$	—	$	(116,494)	$	(116,494)
Impairment		(181,248)		(153,369)		(334,617)
Currency translation		—		(14,544)		(14,544)
Accumulated impairment losses at December 31, 2025	$	(181,248)	$	(284,407)	$	(465,655)
Balance, net of impairment at December 31, 2025	$	—	$	—	$	—

(1) During the fourth quarter of 2024, we recognized a $31.4 million impairment charge related to the court-ordered divestiture of Towanda. As of December 31, 2024 and 2023, the assets and liabilities of Towanda qualified as held for sale and are not included in the above reportable segments amount. Refer to Note 20 - *Held for Sale* to our consolidated financial statements included in this Form 10-K for more information.

Note 7. Intangible Assets, Net

The cost and accumulated amortization values of our intangible assets were as follows:

| (amounts in thousands) | December 31, 2025 | | | | | |
	Cost		Accumulated Amortization		Net Book Value	
Customer relationships and agreements	$	127,659	$	(106,339)	$	21,320
Software		89,225		(40,708)		48,517
Trademarks and trade names		32,804		(14,510)		18,294
Patents, licenses and rights		14,931		(6,732)		8,199
Total amortizable intangibles	$	264,619	$	(168,289)	$	96,330

(amounts in thousands)		December 31, 2024		
		Cost	Accumulated Amortization	Net Book Value
Customer relationships and agreements		$ 119,674	$ (90,073)	$ 29,601
Software		76,048	(30,021)	46,027
Trademarks and trade names		31,384	(12,113)	19,271
Patents, licenses and rights		12,627	(5,539)	7,088
Total amortizable intangibles		$ 239,733	$ (137,746)	$ 101,987

We recorded accelerated amortization of $14.1 million during the years ended December 31, 2024 and 2023, for an ERP that we are no longer utilizing after we completed our related obligations under the JW Australia Transition Services Agreement. The expense was recorded within SG&A in the accompanying consolidated statements of operations.

The effect on our carrying value of intangible assets due to currency translations for foreign intangible assets was an increase of $1.9 million as of December 31, 2025, compared to a decrease of $1.2 million as of December 31, 2024.

Amortization expense was recorded as follows:

(amounts in thousands)	Year Ended December 31,		
	2025	2024	2023
Amortization expense	$ 22,721	$ 33,383	$ 36,523

Estimated future amortization expense is as follows for each of the periods ending December 31:

(amounts in thousands)	Total
2026	$ 19,623
2027	19,369
2028	17,945
2029	14,419
2030	11,011
Thereafter	13,963
Total	$ 96,330

Note 8. Leases

We lease certain warehouses, distribution centers, office spaces, land, vehicles, and equipment.

The Company's ROU assets and lease liabilities were as follows:

(amounts in thousands)	Balance Sheet Location	December 31, 2025	December 31, 2024
Assets:			
Operating	Operating lease assets, net	$ 179,378	$ 126,256
Finance	Property and equipment, net[(1)]	11,534	9,726
Total ROU assets		$ 190,912	$ 135,982
Liabilities:			
Current:			
Operating	Accrued expense and other current liabilities	$ 33,761	$ 32,738
Finance	Current maturities of long-term debt	3,187	2,296
Noncurrent:			
Operating	Operating lease liability	158,565	105,499
Finance	Long-term debt	8,635	7,517
Total lease liability		$ 204,148	$ 148,050

(1) Finance lease assets are recorded net of accumulated depreciation of $6.1 million and $5.0 million as of December 31, 2025 and 2024, respectively.

During the year ended December 31, 2025, we obtained $85.6 million in ROU assets in exchange for operating lease liabilities, primarily relating to real estate. We obtained $24.0 million in ROU assets in exchange for operating lease liabilities, primarily relating to real estate during the year ended December 31, 2024.

During the years ended December 31, 2025 and 2024, we obtained $4.4 million and $5.6 million in ROU assets, respectively, in exchange for finance lease liabilities.

We recorded accelerated amortization on our ROU assets of $0.6 million, $7.2 million, and $0.5 million during the years ended December 31, 2025, 2024, and 2023, respectively, within restructuring and asset-related charges, net in the accompanying consolidated statements of operations. Refer to Note 19 - *Restructuring and Asset-Related Charges, Net* to our consolidated financial statements included in this Form 10-K for more information.

The components of lease expense were as follows:

(amounts in thousands)	Year Ended December 31,		
	2025	2024	2023
Operating	$ 45,961	$ 43,031	$ 41,942
Short term	9,401	10,497	13,324
Variable	9,190	7,546	6,571
Low value	2,189	2,198	1,600
Finance	780	536	313
Total lease expense	$ 67,521	$ 63,808	$ 63,750

	December 31, 2025	December 31, 2024
Weighted average remaining lease terms (in years):		
Operating	5.5	5.3
Finance	4.0	4.7
Weighted average discount rate:		
Operating	5.9%	5.9%
Finance	6.3%	6.4%

Future minimum lease payment obligations under operating and finance leases are as follows for each of the periods ending December 31:

(amounts in thousands)	Operating Leases[1]	Finance Leases	Total
2026	$ 45,279	$ 3,755	$ 49,034
2027	46,644	3,545	50,189
2028	40,597	2,829	43,426
2029	33,830	1,946	35,776
2030	26,860	851	27,711
Thereafter	37,915	333	38,248
Total future minimum lease payments	231,125	13,259	244,384
Interest	(38,799)	(1,437)	(40,236)
Present value of lease liability	$ 192,326	$ 11,822	$ 204,148

(1)   Operating lease payments include $4.1 million related to options to extend lease terms that are reasonably certain of being exercised.

Sales-Leaseback Transaction

On December 22, 2025, the Company completed a sale-leaseback transaction for its industrial warehouse located in Coral Springs, Florida. The property was sold for $38.0 million in cash proceeds, of which $0.4 million was deducted for closing expenses. The net book value of the property at the time of sale was approximately $3.3 million. In connection with the sale, the Company recognized a pre-tax gain on sale of $34.3 million in the year ended December 31, 2025, which is recorded within SG&A in the accompanying consolidated statements of operations.

The transaction qualifies as a sale in accordance with GAAP under ASC 606 and ASC 842, and the leaseback is classified as an operating lease. At lease commencement, the Company recognized an ROU asset and lease liability of $11.1 million, in the accompanying consolidated balance sheet, measured at the present value of future lease payments as of the lease commencement date using the Company's incremental borrowing rate of 5.6%.

The lease has an initial non-cancelable term of five years with an option to renew for an additional period of five years. Annual base rent is $2.3 million payable monthly and increases on a straight-line basis over the initial lease term to $2.7 million. The lease does not contain any purchase options.

Note 9. Accrued Payroll and Benefits

Accrued payroll and benefits consisted of the following:

(amounts in thousands)	December 31, 2025	December 31, 2024
Accrued payroll	$ 24,498	$ 28,451
Accrued vacation	29,286	26,877
Accrued bonuses and commissions	14,623	7,877
Other accrued benefits	14,291	14,042
Accrued payroll taxes	10,260	11,240
Non-U.S. defined contributions and other accrued benefits	869	1,113
Total accrued payroll and benefits	$ 93,827	$ 89,600

Note 10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

(amounts in thousands)	December 31, 2025	December 31, 2024
Accrued sales and advertising rebates	$ 72,840	$ 74,043
Current portion of operating lease liability (Note 8)	33,761	32,738
Current portion of warranty liability (Note 11)	21,321	18,394
Non-income related taxes	18,786	19,952
Accrued expenses	17,958	10,783
Current portion of accrued claim costs relating to self-insurance programs	15,166	15,254
Accrued freight	14,779	15,174
Accrued interest payable	9,224	9,846
Current portion of restructuring accrual (Note 19)	9,003	7,605
Deferred revenue and customer deposits	4,946	5,404
Legal claims provision (Note 25)	3,156	4,678
Accrued income taxes payable	1,583	7,433
Current portion of derivative liability (Note 23)	624	2,905
Total accrued expenses and other current liabilities	$ 223,147	$ 224,209

Note 11. Warranty Liability

Warranty terms range from one year to lifetime on certain window and door components. Warranties are normally limited to servicing or replacing defective components for the original customer. Product defects arising within six months of sale are classified as manufacturing defects and are not included in the current period expense below. Some warranties are transferable to subsequent owners and are either limited to 10 years from the date of manufacture or require pro rata payments from the customer. Estimated warranty costs based on historical experience are recorded as a provision at the time of sale. The provision is adjusted periodically to reflect actual experience.

An analysis of our warranty liability is as follows:

		Year Ended December 31,	
(amounts in thousands)	2025	2024	2023
Balance as of January 1,	$ 47,289	$ 53,247	$ 52,389
Current period charges	28,621	25,719	30,667
Experience adjustments	—	634	599
Payments	(36,226)	(31,482)	(30,810)
Currency translation	993	(829)	402
Balance at period end	40,676	47,289	53,247
Current portion	(21,321)	(18,394)	(22,819)
Long-term portion	$ 19,355	$ 28,895	$ 30,428

The most significant component of our warranty liability was in the North America segment. As of December 31, 2025, the warranty liability in the North America segment totaled $36.4 million, after discounting future estimated cash flows at rates between 3.55% and 4.09%. Without discounting, the liability would have increased by approximately $2.8 million.

Note 12. Long-Term Debt

Our long-term debt, net of original issue discounts and unamortized debt issuance costs, consisted of the following:

(amounts in thousands)	December 31, 2025 Interest Rates	December 31, 2025	December 31, 2024
Senior Notes due December 2027	4.88%	$ 400,000	$ 400,000
Term Loan Facility due July 2028	6.03%[1]	375,525	380,888
Senior Notes due September 2032	7.00%	350,000	350,000
Finance leases and other financing arrangements	1.00% - 8.28%[1]	54,458	61,071
Total debt		$ 1,179,983	$ 1,191,959
Unamortized debt issuance costs and original issue discounts		(6,679)	(8,583)
Current maturities of long-term debt		(23,690)	(30,927)
Long-term debt		$ 1,149,614	$ 1,152,449

(1)   Term Loan Facility due July 2028 and certain finance leases and other financing arrangements are subject to variable interest rates.

Summaries of our significant changes to outstanding debt agreements as of December 31, 2025, are as follows:

Senior Secured Notes and Senior Notes

In December 2017, we issued $800.0 million of Senior Notes in two tranches: $400.0 million bearing interest at 4.63% and maturing in December 2025, and $400.0 million bearing interest at 4.88% and maturing in December 2027 in a private placement for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act.

In May 2020, we issued $250.0 million of Senior Secured Notes bearing interest at 6.25% and maturing in May 2025 in a private placement for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The proceeds were net of fees and expenses associated with debt issuance, including an underwriting fee of 1.25%. Interest is payable semiannually, in arrears, each May and November.

In August 2023, we redeemed all $250.0 million of our 6.25% Senior Secured Notes and $200.0 million of our 4.63% Senior Notes. The Company recognized a pre-tax loss of $6.5 million on the redemption in the third quarter of 2023, consisting of $3.9 million in call premium and $2.6 million in accelerated amortization of debt issuance costs.

In August 2024, we issued $350.0 million of Senior Notes bearing interest at 7.00% and maturing September 2032 in a private placement for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act. The proceeds were net of fees and expenses associated with debt issuance including an underwriting fee of 1.25%. We incurred debt issuance costs of $5.5 million which will be amortized to interest expense over the life of the notes using the effective interest method. Interest is payable semiannually, in arrears, each March and September.

In September 2024, we utilized a portion of the proceeds from the issuance of our 7.00% Senior Notes described above to redeem the remaining $200.0 million of our 4.63% Senior Notes. The Company recognized a pre-tax loss of $0.5 million on the redemption in the third quarter of 2024, consisting entirely of accelerated amortization of debt issuance costs.

Our total indebtedness as of December 31, 2025, was $1.18 billion of which $23.7 million in short-term debt obligations is due and payable within the next 12 months. Our $400.0 million Senior Notes bearing interest of 4.88% are due and payable in December 2027. To service our indebtedness, we may be required to undertake various actions including, but not limited to, refinancing all or a portion of our existing long-term debt, pursuing strategic reviews of our assets and businesses, entering into sale-leaseback transactions for selected properties, adjusting our planned level of capital and other expenditures, or other strategies. In addition, in accordance with our credit agreements, dispositions of assets or businesses may require us to use all or a portion of the proceeds of such sales to pay down certain portions of our debt.

Term Loan Facility

U.S. Facility – Initially executed in October 2014, we amended the Term Loan Facility in July 2021 to, among other things, extend the maturity date from December 2024 to July 2028 and provide additional covenant flexibility. Pursuant to the amendment, certain existing and new lenders advanced $550.0 million of replacement term loans, the proceeds of which were used to prepay in full the amount outstanding under the previously existing term loans. The replacement term loans originally bore interest at LIBOR (subject to a floor of 0.00%) plus a margin of 2.00% to 2.25% depending on JWI's corporate credit ratings. In addition, the amendment also modified certain other terms and provisions of the Term Loan Facility and added language to address the replacement of LIBOR with a SOFR basis upon June 30, 2023, cessation of the publication of LIBOR. Voluntary prepayments of the replacement term loans are permitted at any time, in certain minimum principal amounts, but were subject to a 1.00% premium during the first six months. The amendment requires 0.25% of the initial principal to be repaid quarterly until maturity. As a result of this amendment, we recognized debt extinguishment costs of $1.3 million, which included $1.0 million of unamortized debt issuance costs and original discount fees.

In June 2023, we amended the Term Loan Facility to replace LIBOR with a Term SOFR based rate as the successor benchmark rate and made certain other technical amendments and related conforming changes. All other material terms and conditions were unchanged.

In January 2024, we amended the Term Loan Facility to lower the applicable margin for replacement term loans, remove certain provisions no longer relevant to the parties, and make certain other technical amendments and related conforming changes. Pursuant to the amendment, replacement term loans bear interest at SOFR plus a margin of 1.75% to 2.00% depending on JWI's corporate credit ratings, compared to a margin of 2.00% to 2.25% under the previous amendment. All other material terms and conditions of the Term Loan Agreement were unchanged. As a result of this amendment, we recognized debt extinguishment and refinancing costs of $1.4 million, which included $0.8 million of unamortized debt issuance costs and original discount fees.

In February 2024, we entered into interest rate collar agreements with a cap rate of 4.50% paid against one-month USD-SOFR CME Term floored at 3.982% and 3.895% with outstanding notional amounts aggregating to $100.0 million corresponding to that amount of the debt outstanding under our Term Loan Facility. The interest rate collar agreements were designated as cash flow hedges of a portion of the interest obligations on our Term Loan Facility borrowings and mature in February 2026. Refer to Note 23 - *Derivative Financial Instruments* to our consolidated financial statements included in this Form 10-K for more information on our derivative assets and liabilities.

In August 2024, we utilized a portion of the proceeds received from our issuance of $350.0 million of Senior Notes to repay $150.0 million of the outstanding balance of our Term Loan Facility. As of December 31, 2025, the outstanding principal balance, net of original issue discount, was $375.3 million.

Revolving Credit Facility

ABL Facility – Initially executed in 2014, extensions of credit under our ABL Facility are limited by a borrowing base calculated based on specified percentages of the value of eligible accounts receivable and inventory, subject to certain reserves and other adjustments. We pay a fee of 0.25% on the unused portion of the commitments. If there are outstanding borrowings against the ABL Facility, which results in the Company's Global Excess Availability falling below the Level 1 Availability Trigger Amount, we would be required to comply with a minimum Fixed Charge Coverage Ratio as described in the ABL Facility credit agreement. The ABL Facility has various non-financial covenants, including restrictions on liens, indebtedness, dividends, customary representations and warranties, and customary events of defaults and remedies.

In June 2023, we amended the ABL Facility to replace LIBOR with a Term SOFR based rate as the successor benchmark rate and made certain other technical amendments and related conforming changes. All other material terms and conditions were unchanged.

In March 2025, we amended the ABL Facility to extend the maturity date from July 2026 to March 2028, replace the CDOR as the applicable rate with respect to loans denominated in Canadian Dollars with the CORRA, and make certain other technical amendments and related conforming changes. All other material terms and conditions of the ABL Facility credit agreement were unchanged including the aggregate commitment, which remained at $500.0 million. As a result of this amendment, the Company recognized a pre-tax loss of $0.2 million in the first quarter of 2025, consisting of unamortized issuance costs.

As of December 31, 2025, we had no outstanding borrowings under the ABL Facility, $19.7 million in letters of credit, and $348.6 million available under the ABL Facility.

Mortgage Notes

In December 2007, we entered into thirty-year mortgage notes secured by land and buildings in Denmark with principal payments which began in 2018. In October 2024, we repaid the entire remaining principal balance of the mortgage notes of DKK142.5 million ($20.7 million).

Finance leases and other financing arrangements

In addition to finance leases, we include loans secured by equipment in this category. As of December 31, 2025, we had $54.5 million outstanding in this category, with maturities ranging from 2025 to 2032.

As of December 31, 2025, we were in compliance with the terms of all our Credit Facilities and the indentures governing the Senior Notes.

The future maturities of debt, excluding unamortized debt issuance costs and original issue discounts are as follows for each of the periods ending December 31:

(amounts in thousands)	Total
2026	$ 24,103
2027	417,238
2028	376,874
2029	6,112
2030	3,707

Note 13. Deferred Credits and Other Liabilities

Included in deferred credits and other liabilities is the long-term portion of the following liabilities:

(amounts in thousands)	December 31, 2025	December 31, 2024
Uncertain tax positions *(Note 15)*	$ 27,439	$ 23,545
Workers' compensation claims accrual	20,114	20,783
Warranty liability *(Note 11)*	19,355	28,895
Environmental contingencies *(Note 25)*	13,449	11,500
Other liabilities	5,067	5,095
Long term derivative liability *(Note 23)*	—	36
Total deferred credits and other liabilities	$ 85,424	$ 89,854

Note 14. Segment Information

We report our segment information in the same way management internally organizes the business to assess performance and make decisions regarding the allocation of resources in accordance with ASC 280-10 - *Segment Reporting*. Management, inclusive of the CODM, reviews net revenues and Adjusted EBITDA from continuing operations to evaluate segment performance and allocate resources. We define Adjusted EBITDA from continuing operations as income (loss) from continuing operations, net of tax, adjusted for the following items: income tax expense (benefit); depreciation and amortization; interest expense (income), net; and certain special items consisting of non-recurring net legal and professional expenses and settlements; goodwill impairment; restructuring and asset-related charges, net; M&A related costs (income); net (gain) loss on sale of business, property and equipment; loss on extinguishment and refinancing of debt; share-based compensation expense; pension settlement charges; non-cash foreign exchange transaction/translation (gain) loss; and other special items. We use Adjusted EBITDA from continuing operations because we believe this measure assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. For each of our segments, our CODM uses Adjusted EBITDA from continuing operations to measure operational performance by comparing historical, actual and forecasted amounts on a regular basis, and to allocate resources in the annual budget and forecasting process. Adjusted EBITDA from continuing operations is also a significant performance measure in our annual incentive compensation.

We have two reportable segments, organized and managed principally in geographic regions: North America and Europe. We report all other business activities in Corporate and unallocated costs. The Company's two reportable segments are defined as follows:

North America – Within our North America segment, the Company supplies windows and doors for residential and commercial markets, serving both new construction and repair & remodel projects. These products reach builders, repair and replacement contractors, architects, and homebuilders through direct and indirect channels, including dealer and distribution networks.

Europe – Within our Europe segment, the Company manufactures and supplies to retailers, merchants, housebuilders and construction companies' interior doors, doorsets and door kits, in wood and steel, with both standard and high-performance features.

Factors considered in determining the two reportable segments include the nature of business activities, the management structure accountable directly to the CODM, the discrete financial information regularly provided to the CODM, and information presented to the Board of Directors and investors. The CODM is the CEO. No operating segments have been aggregated for our presentation of reportable segments.

(amounts in thousands)	Year Ended December 31, 2025		
	North America	Europe	Total
Revenues from external customers	$ 2,154,348	$ 1,056,833	$ 3,211,181
Intersegment net revenues	259	502	761
Total segment net revenues	$ 2,154,607	$ 1,057,335	$ 3,211,942
Reconciliation of Revenue			
Elimination of intersegment net revenues			(761)
Total consolidated net revenues			$ 3,211,181
Less:			
Adjusted cost of sales	$ 1,851,881	$ 843,371	$ 2,695,252
Adjusted selling, general and administrative	272,968	186,934	459,902
Other segment items[1]	(69,963)	(28,782)	(98,745)
Adjusted EBITDA from continuing operations	$ 99,462	$ 55,310	$ 154,772
Total Reportable Segment Adjusted EBITDA from continuing operations			$ 154,772
Less:			
Depreciation and amortization			112,381
Interest expense, net			67,182
Corporate and unallocated costs			36,783
Special items:			
Net legal and professional expenses and settlements			31,464
Goodwill impairment			334,617
Restructuring and asset-related charges, net			44,511
M&A related costs			9,053
Net gain on sale of business, property, and equipment			(37,149)
Loss on extinguishment and refinancing of debt			237
Share-based compensation expense			14,994
Pension settlement charge			6,644
Other special items[2]			8,374
Loss from continuing operations, before tax			$ (474,319)

(1)   Other segment items included depreciation and amortization, which are included as a component of the significant expense categories regularly provided to the CODM above but are not included in the measure of segment profit, as well as other items, which are excluded from the categories regularly provided to the CODM, which primarily included:
   North America - Pension expense, gain on derivatives, and refund of deposits for antidumping and countervailing duties on wood mouldings and millwork products purchased from China from 2022 to 2023.
   Europe - Foreign currency losses and pension expense.

(2)   Other special items not core to ongoing business activity included $3.5 million in expenses related to an environmental matter in Corporate and unallocated costs.

(amounts in thousands)	Year Ended December 31, 2025			
	North America	Europe	Corporate and Unallocated Costs	Total Consolidated
Depreciation and amortization	$ 69,418	$ 32,895	$ 10,068	$ 112,381
Capital expenditures	78,488	46,026	11,426	135,940
Segment assets	1,255,932	662,868	184,014	2,102,814

(amounts in thousands)	Year Ended December 31, 2024		
	North America	Europe	Total
Revenues from external customers	$ 2,708,371	$ 1,067,221	$ 3,775,592
Intersegment net revenues	130	7,664	7,794
Total segment net revenues	$ 2,708,501	$ 1,074,885	$ 3,783,386
Reconciliation of Revenue			
Elimination of intersegment net revenues			(7,794)
Total consolidated net revenues			$ 3,775,592
Less:			
Adjusted cost of sales	$ 2,232,991	$ 848,021	$ 3,081,012
Adjusted selling, general and administrative	301,739	179,053	480,792
Other segment items[1]	(80,430)	(27,566)	(107,996)
Adjusted EBITDA from continuing operations	$ 254,071	$ 67,713	$ 321,784
Total Reportable Segment Adjusted EBITDA from continuing operations			$ 321,784
Less:			
Depreciation and amortization			125,786
Interest expense, net			67,237
Corporate and unallocated costs			46,536
Special items:			
Net legal and professional expenses and settlements			62,722
Goodwill impairment			94,801
Restructuring and asset-related charges, net			68,092
M&A related costs			15,296
Net gain on sale of business, property, and equipment			(13,752)
Loss on extinguishment and refinancing of debt			1,908
Share-based compensation expense			15,465
Non-cash foreign exchange transaction/translation gain			(3,101)
Other special items[2]			11,612
Loss from continuing operations, before tax			$ (170,818)

(1) Other segment items included depreciation and amortization, which are included as a component of the significant expense categories regularly provided to the CODM above but are not included in the measure of segment profit, as well as other items, which are excluded from the categories regularly provided to the CODM, which primarily included:
   North America - Refund of deposits for antidumping and countervailing duties on wood mouldings and millwork products purchased from China from 2022 to 2023 and pension expense.
   Europe - Foreign currency losses, pension expense, and energy subsidies.

(2) Other special items not core to ongoing business activity included a loss of $4.8 million of cumulative foreign currency translation adjustments related to the substantial liquidation of a foreign subsidiary in Chile and Mexico in our North America segment.

(amounts in thousands)	Year Ended December 31, 2024			
	North America	Europe	Corporate and Unallocated Costs	Total Consolidated
Depreciation and amortization	$ 73,528	$ 30,702	$ 21,556	$ 125,786
Capital expenditures	127,358	39,786	6,573	173,717
Segment assets	1,614,239	702,053	303,877	2,620,169

(amounts in thousands)	Year Ended December 31, 2023		
	North America	Europe	Total
Revenues from external customers	$ 3,123,056	$ 1,181,278	$ 4,304,334
Intersegment net revenues	214	5,840	6,054
Total segment net revenues	$ 3,123,270	$ 1,187,118	$ 4,310,388
Reconciliation of Revenue			
Elimination of intersegment net revenues			(6,054)
Total consolidated net revenues			$ 4,304,334
Less:			
Adjusted cost of sales	$ 2,520,427	$ 950,962	$ 3,471,389
Adjusted selling, general and administrative	308,333	184,168	492,501
Other segment items[1]	(87,893)	(35,307)	(123,200)
Adjusted EBITDA from continuing operations	$ 382,189	$ 81,455	$ 463,644
Total Reportable Segment Adjusted EBITDA from continuing operations			$ 463,644
Less:			
Depreciation and amortization			134,996
Interest expense, net			72,258
Corporate and unallocated costs			83,205
Special items:			
Net legal and professional expenses and settlements			28,184
Restructuring and asset-related charges, net			35,741
M&A related costs			6,575
Net gain on sale of business, property, and equipment			(10,523)
Loss on extinguishment and refinancing of debt			6,487
Share-based compensation expense			17,477
Pension settlement charge			4,349
Non-cash foreign exchange transaction/translation loss			595
Other special items[2]			(4,274)
Income from continuing operations, before tax			$ 88,574

(1) Other segment items included depreciation and amortization, which are included as a component of the significant expense categories regularly provided to the CODM above but are not included in the measure of segment profit, as well as other items, which are excluded from the categories regularly provided to the CODM, which included:

    North America - Refund of deposits for antidumping and countervailing duties on wood mouldings and millwork products purchased from China from 2020 to 2022, ERC from the U.S government and pension expense.

    Europe - Energy subsidies, foreign currency gains, and pension expense.

(2) Other special items not core to ongoing business activity included ($3.1) million in income from short-term investments and forward contracts related to the JW Australia divestiture in Corporate and unallocated costs, ($2.8) million in adjustments to compensation and non-income taxes associated with exercises of legacy equity awards in our Europe segment, and $2.2 million in costs that do not meet the GAAP definition of restructuring, primarily related to the closure of a certain facility in our Europe segment.

(amounts in thousands)	Year Ended December 31, 2023			
	North America	Europe	Corporate and Unallocated Costs	Total Consolidated
Depreciation and amortization	$ 79,900	$ 30,185	$ 24,911	$ 134,996
Capital expenditures	72,582	25,630	6,441	104,653
Segment assets	1,694,201	944,963	340,961	2,980,125

Net revenues by locality are as follows:

(amounts in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Net revenues by location of external customer			
U.S.	$ 1,953,013	$ 2,474,170	$ 2,841,921
Europe	1,054,815	1,065,250	1,180,075
Canada	188,811	217,502	260,897
South America (including Mexico)	12,490	16,763	20,212
Africa and other	2,052	1,907	1,229
Total	$ 3,211,181	$ 3,775,592	$ 4,304,334

Geographic information regarding property, plant, and equipment, net which exceeds 10% of consolidated property, plant, and equipment, net is as follows:

(amounts in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
North America:			
U.S.	$ 459,443	$ 452,644	$ 412,195
Other	33,826	31,070	33,836
Total North America	493,269	483,714	446,031
Europe	219,700	181,088	180,822
Corporate:			
U.S. and other	15,476	16,637	17,389
Total property and equipment, net	$ 728,445	$ 681,439	$ 644,242

Note 15. Income Taxes

(Loss) income before taxes is comprised of the following:

(amounts in thousands)	Year Ended December 31,		
	2025	**2024**	**2023**
Domestic (loss) income	$ (321,503)	$ (133,002)	$ 11,217
Foreign (loss) income	(152,816)	(37,816)	77,357
Total (loss) income before taxes	$ (474,319)	$ (170,818)	$ 88,574

Our foreign (loss) income is historically driven by our subsidiaries in Austria, Canada, Germany, Denmark, and the United Kingdom.

Significant components of the provision for income taxes are as follows:

(amounts in thousands)	Year Ended December 31,					
	2025		2024		2023	
Federal	$	185	$	231	$	(2,464)
State		402		732		1,753
Foreign		10,411		32,783		40,452
Current taxes		10,998		33,746		39,741
Federal		91,385		(16,227)		4,220
State		44,738		668		7,757
Foreign		809		(1,425)		11,621
Deferred taxes		136,932		(16,984)		23,598
Federal		91,570		(15,996)		1,756
State		45,140		1,400		9,510
Foreign		11,220		31,358		52,073
Total provision for income taxes	$	147,930	$	16,762	$	63,339

Reconciliation of the U.S. federal statutory income tax rate to our effective tax rate is as follows:

(amounts in thousands)	Year Ended December 31, 2025	
	Amount	%
U.S. federal statutory tax rate	$ (99,607)	21.0%
State and local income taxes, net of federal income tax effect[1]	35,707	(7.5)%
Foreign tax effects		
Austria		
Goodwill impairment	8,078	(1.7)%
Other, net	(842)	0.2%
Denmark		
Goodwill impairment	10,749	(2.3)%
Other, net	(180)	—%
Germany		
Other, net	8,517	(1.8)%
Sweden		
Goodwill impairment	5,791	(1.2)%
Other, net	348	(0.1)%
United Kingdom		
Changes in valuation allowance	12,936	(2.8)%
Other, net	(754)	0.2%
Other foreign jurisdictions	(971)	0.2%
Effect of cross-border tax laws		
Change in indefinite reversal assertion	5,883	(1.2)%
Other effects of cross-border tax laws	(891)	0.2%
Changes in valuation allowances	130,402	(27.5)%
Nontaxable or nondeductible items		
Goodwill impairment	21,308	(4.5)%
Impact of divestiture - goodwill	7,065	(1.5)%
Other, net	4,461	(0.9)%
Changes in unrecognized tax benefits	996	(0.2)%
Other adjustments	(1,066)	0.2%
Effective Tax Rate	$ 147,930	(31.2)%

(1) State taxes in California, Florida, New York and Illinois made up the majority (greater than 50%) of the tax effect in this category.

(amounts in thousands)	2024		2023	
	Amount	%	Amount	%
Statutory rate	$ (35,860)	21.0%	$ 18,601	21.0%
State income tax, net of federal benefit	(3,093)	1.8%	1,959	2.2%
Foreign source dividends and deemed inclusions	945	(0.6)%	1,906	2.2%
Valuation allowance	24,595	(14.4)%	32,666	36.9%
Nondeductible expenses	5,883	(3.4)%	2,661	3.0%
Goodwill impairment	20,163	(11.8)%	—	—%
Equity based compensation	1,245	(0.7)%	4,086	4.6%
Foreign tax rate differential	(3,770)	2.2%	(488)	(0.6)%
Tax rate differences and credits	1,078	(0.6)%	3,675	4.1%
Uncertain tax positions	(889)	0.5%	(174)	(0.2)%
Tax effect on sale of business[1]	4,099	(2.4)%	—	—%
Prior year provision to return adjustments	1,451	(0.8)%	(571)	(0.6)%
Other	915	(0.3)%	(982)	(1.1)%
Effective tax rate	$ 16,762	(9.8)%	$ 63,339	71.5%

(1)   Tax effect on sale of business during the year ended December 31, 2024, primarily relates to the sale of our business in St. Kitts.

During the year ended December 31, 2025, we recognized tax expense of $174.8 million from the increase to valuation allowances on foreign and U.S. Tax Attributes, $55.4 million of tax expense attributable to nondeductible goodwill impairment, and $5.9 million of tax expense attributed to withholding tax accrued on certain foreign undistributed earnings from prior years.

Prior to the adoption of ASU 2023-09, we disaggregated components of state tax expense related to changes in valuation allowance, tax credits, and prior-period true-ups and disaggregated foreign tax credits from other cross-border tax effects. The total impact on our effective tax rate for the increase in state valuation allowance was $35.4 million for the year ended December 31, 2025.

During the year ended December 31, 2024, we recognized tax expense of $24.6 million from the increase to valuation allowances on foreign and state NOL and credit carryforwards, $20.2 million impact attributable to nondeductible goodwill impairment, $7.1 million of tax expense attributed to nondeductible expenses, and $4.5 million of tax expense attributed to the expiration of U.S. attributes, partially offset by $2.7 million of tax benefit attributable to R&D credits.

During the year ended December 31, 2023, we recognized tax expense of $32.7 million from the increase to valuation allowances on foreign and state NOL and credit carryforwards, $6.7 million of tax expense attributed to nondeductible expenses, and $7.2 million of tax expense attributed to the expiration of federal and state tax credit carryforwards, partially offset by $3.8 million of tax benefit attributable to R&D credits.

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of our assets, liabilities, and operating loss carryforwards. Significant deferred tax assets and liabilities are as follows:

(amounts in thousands)	December 31, 2025	December 31, 2024
Net operating loss and tax credit carryforwards	$ 244,784	$ 189,202
Operating lease liabilities	49,642	36,127
Employee benefits and compensation	17,915	20,096
Accrued liabilities and other	25,163	26,146
Inventory	7,068	5,418
Allowance for credit losses	3,168	3,092
Investments and marketable securities	463	283
Capitalized research and development expenses	1,869	39,329
Gross deferred tax assets	350,072	319,693
Valuation allowance	(254,624)	(78,136)
Deferred tax assets	95,448	241,557
Depreciation and amortization	(39,298)	(68,188)
Operating lease assets	(46,325)	(33,437)
Investment in subsidiaries	(8,230)	(2,347)
Deferred tax liabilities	(93,853)	(103,972)
Net deferred tax assets	$ 1,595	$ 137,585
Balance sheet presentation:		
Non-current assets	$ 16,289	$ 143,284
Non-current liabilities	(14,694)	(5,699)
Net deferred tax assets	$ 1,595	$ 137,585

At December 31, 2025 and 2024 the Company had NOLs in various federal, state, and foreign jurisdictions of approximately $1.36 billion and $1.15 billion, respectively, which begin to expire in 2026. $452.4 million of such NOL carryforwards do not expire. In addition, the Company had tax credit carryforwards of $40.8 million and $44.3 million at December 31, 2025 and 2024, respectively, which begin to expire in 2026.

Valuation Allowance – The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. We evaluate both the positive and negative evidence that we believe is relevant in assessing whether we will realize the deferred tax assets. We consider historical taxable income, the scheduled reversal of deferred tax liabilities (including the effect in available carryback and carryforward periods), projected taxable income, and tax-planning strategies in making this assessment. A valuation allowance is recorded when it is more likely than not that some portion of the deferred tax assets will not be realized. To fully utilize the NOLs and tax credit carryforwards, we will need to generate sufficient future taxable income in each respective jurisdiction before the expiration of the deferred tax assets governed by the applicable tax code.

Based on the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, during the third quarter of 2025 management determined it was more likely than not that the U.S. federal and state deferred tax assets would not be realized and have recognized a full valuation allowance in the period. This valuation allowance will be evaluated periodically and could be reversed partially or totally if business results have sufficiently improved to support realization of deferred tax assets in the future.

Any future reversals of the valuation allowance related to deferred tax assets existing as of December 31, 2025, will be recognized in income tax expense in the consolidated statement of operations.

We had a valuation allowance of $254.6 million and $78.1 million as of December 31, 2025 and 2024, respectively. The increase was primarily driven by increases of $122.4 million, $18.3 million, and $35.3 million against our domestic deferred tax assets, foreign and state net operating loss carryforwards, respectively.

We had a valuation allowance of $78.1 million and $54.8 million as of December 31, 2024 and 2023, respectively. The increase was primarily driven by increases of $19.2 million and $5.3 million against our foreign and state net operating loss carryforwards, respectively.

The following is the activity in our valuation allowance:

		Year Ended December 31,		
(amounts in thousands)		2025	2024	2023
Valuation allowance – beginning of year	$	(78,136) $	(54,786) $	(21,048)
Valuation allowances established		(122,731)	(7)	11
Changes to existing valuation allowances		(49,158)	(24,462)	(32,830)
Release of valuation allowances		—	15	1
Currency translation		(4,599)	1,104	(920)
Valuation allowance – end of year	$	(254,624) $	(78,136) $	(54,786)

Income taxes paid are as follows:

		Year Ended December 31,
(amounts in thousands)		2025
Federal	$	164
State		328
Foreign		19,362
Total	$	19,854

Income taxes paid (net of refunds) exceeded five percent of total income taxes paid (net of refunds) in the following jurisdictions:

		Year Ended December 31,
(amounts in thousands)		2025
Foreign		
Germany	$	2,688
Oettingen		1,301
Denmark		3,413
Mexico		2,561
Canada		2,252
Austria		2,403
Sweden		1,612

We made tax payments (net of refunds) of $19.9 million, $46.0 million, and $48.1 million during the years ended December 31, 2025, 2024, and 2023, respectively, primarily for foreign liabilities. Total receivables for tax refunds are recorded in other current assets in the accompanying consolidated balance sheets and totaled $21.1 million and $15.3 million at December 31, 2025 and 2024, respectively. Foreign payables for taxes are recorded in accrued income taxes payable in the accompanying consolidated balance sheets and totaled $1.6 million and $7.4 million at December 31, 2025 and 2024, respectively. We have $20.2 million and $18.9 million of non-current taxes receivable as of December 31, 2025 and 2024, respectively. We do not have any non-current taxes payable as of December 31, 2025 and 2024.

Earnings of Foreign Subsidiaries – The Company continually evaluates its global cash needs. As of December 31, 2025, and 2024 we have $8.2 million and $2.3 million of deferred tax liability related to earnings of foreign subsidiaries remaining on our balance sheet, respectively. The primary driver of this increase is the 5% withholding tax levied on JELD-WEN of Canada, Ltd. undistributed earnings of $104.1 million. The Company continued to make an indefinite reinvestment assertion on other aspects of the outside basis difference in foreign subsidiaries that would attract a tax cost in excess of the Company's cost of capital.

The Company repatriated $7.1 million and $71.3 million from certain foreign jurisdictions for the years ended December 31, 2025 and 2024, respectively. The Company is asserting that its future earnings, in excess of previously taxed earnings, are permanently reinvested as of December 31, 2025. The Company continues to make an indefinite reinvestment assertion on other aspects of the outside basis differences in foreign subsidiaries that would attract a significant cost of capital. No additional deferred tax expense is recorded on prospective earnings. We hold a combined book-over-tax outside basis difference of $49.0 million and $187.5 million as of December 31, 2025 and 2024, respectively, in our investment in foreign subsidiaries on a continuing operations basis and may incur up to $9.7 million of local country income and withholding taxes in case of distribution of unremitted earnings.

Dual-Rate Jurisdiction – Estonia and Latvia tax the corporate profits of resident corporations at different rates depending upon whether the profits are distributed. The undistributed profits of resident corporations are exempt from taxation while any distributed profits are subject to a 20%-22% corporate income tax rate. The liability for the tax on distributed profits is recorded as an income tax expense in the period in which a dividend is declared. The balance of retained earnings of our Estonian subsidiary which, if distributed, would be subject to this tax was $88.6 million and $87.3 million as of December 31, 2025 and 2024, respectively. The balance of retained earnings of our Latvian subsidiary which, if distributed, would be subject to this tax was $34.2 million and $32.6 million as of December 31, 2025 and 2024, respectively.

Accounting for UTPs – A reconciliation of the beginning and ending amounts of unrecognized tax benefits excluding interest and penalties is as follows:

			Year Ended December 31,			
(amounts in thousands)		**2025**		**2024**		**2023**
Unrecognized tax benefit – beginning of year	$	43,783	$	38,900	$	29,300
Increase for tax positions taken during the prior period		—		8,899		14,320
Decrease for tax positions taken during the prior period		(517)		(742)		—
Decrease for settlements with taxing authorities		—		(2,267)		(7,347)
Increase for tax positions taken during the current period		—		973		1,472
Decrease due to statute expiration		—		(307)		(159)
Currency translation		4,246		(1,673)		1,314
Unrecognized tax benefit – end of year	$	47,512	$	43,783	$	38,900

Unrecognized tax benefits were $47.5 million, $43.8 million, and $38.9 million at December 31, 2025, 2024, and 2023, respectively. The $3.7 million increase from 2024 to 2025 is primarily driven by an increase of $4.2 million related to foreign currency translation, partially offset by a $0.5 million decrease associated with management's assessment of a potential liabilities related to prior years' U.S. R&D tax credits. The unrecognized tax benefit recorded in the current year is partially offset by a corresponding increase in deferred tax assets expected to be recovered should these liabilities ultimately be assessed. Interest and penalties related to UTPs are reported as a component of income tax expense and included in the total UTP balance within deferred credits and other liabilities in the accompanying consolidated balance sheets. Amounts accrued for interest and penalties were $5.2 million, $3.7 million, and $6.7 million at December 31, 2025, 2024, and 2023, respectively.

There were benefits of $7.7 million, $6.6 million, and $12.3 million included in the balance of unrecognized tax benefits as of December 31, 2025, 2024, and 2023, respectively, that would affect the effective tax rate if recognized. Such benefits, if recognized, would be subject to a realizability assessment to the extent they increase our tax attributes. We cannot reasonably estimate the conclusion of certain non-U.S. income tax examinations and its outcome at this time.

We operate in numerous U.S., state, and foreign tax jurisdictions and are generally open to examination for tax years 2012 and forward. As of December 31, 2025, the Company has subsidiaries in various state and foreign jurisdictions under audit for tax years 2011 through 2023.

Tax Law Changes – On July 4, 2025, President Trump signed into law the OBBBA. The OBBBA makes permanent key elements of the Tax Cuts and Jobs Act, including accelerated tax deductions for qualified property and research expenditures, modification of the business interest expense limitation, and changes to the international tax framework. Pursuant to ASC 740, *Income Taxes*, the effects of changes in tax law are recognized in the period of enactment, and the legislation did not have a material impact on our consolidated financial statements or our business.

Note 16. Capital Stock

Preferred Stock – Our Board of Directors is authorized to issue Preferred Stock from time to time in one or more series and with such rights, privileges, and preferences as the Board of Directors shall from time to time determine. We have not issued any shares of Preferred Stock.

Common Stock – Common Stock includes the basis of outstanding shares plus amounts recorded as additional paid-in capital. Shares outstanding exclude the shares issued to the Employee Benefit Trust that are considered similar to treasury shares and total 193,941 shares at both December 31, 2025 and 2024, with a total original issuance value of $12.4 million.

We record share repurchases on their trade date and reduce shareholders' equity and increase accounts payable. Repurchased shares are retired, and the excess of the repurchase price over the par value of the shares is charged to retained earnings.

On July 28, 2022, the Board of Directors reduced our previous repurchase authorization of $400.0 million to a total aggregate value of $200.0 million with no expiration date. As of December 31, 2025, $175.7 million remained under the repurchase program.

During the years ended December 31, 2025 and 2023, we did not repurchase any shares of our Common Stock. During the year ended December 31, 2024, we repurchased 1,600,000 shares of our Common Stock at an average price of $15.18.

Note 17. (Loss) Income Per Share

The basic and diluted (loss) income per share calculations were determined based on the following share data:

	Year Ended December 31,		
	2025	**2024**	**2023**
Weighted average outstanding shares of Common Stock basic	85,267,146	84,989,963	84,995,515
Restricted stock units, performance share units and options to purchase Common Stock	—	—	878,520
Weighted average outstanding shares of Common Stock diluted	85,267,146	84,989,963	85,874,035

For the years ended December 31, 2025 and 2024, we had net losses from operations. As a result, no potentially dilutive securities were included in the denominator for computing diluted loss per share as their inclusion would have been antidilutive.

The following table provides the securities that could potentially dilute basic earnings per share in the future but were not included in the computation of diluted income per share as their inclusion would be anti-dilutive:

	Year Ended December 31,		
	2025	**2024**	**2023**
Common Stock options	1,531,050	1,295,477	1,374,312
Restricted stock units	1,664,921	1,033,944	66,882
Performance share units	169,646	120,824	265,465

Note 18. Stock Compensation

In connection with our IPO, the Board adopted, and our shareholders approved, the Omnibus Equity Plan. Under the Omnibus Equity Plan, equity awards may be made in respect of 11,900,000 shares of our Common Stock and may be granted in the form of options, restricted stock, RSUs, stock appreciation rights, dividend equivalent rights, share awards, and performance-based awards (including performance share units and performance-based restricted stock).

Share-based compensation expense included in SG&A totaled $15.0 million, $15.5 million, and $17.5 million in the years ended December 31, 2025, 2024, and 2023, respectively. As of December 31, 2025, there was $14.8 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements. This cost is expected to be recognized over the remaining weighted-average vesting period of 1.4 years.

Stock Options – Generally, stock option awards vest ratably each year on the anniversary date over a three-year period, have an exercise term of 10 years, and any vested options must be exercised within 90 days of the employee leaving the Company. The compensation cost of option awards is charged to expense based upon the graded-vesting method over the vesting periods applicable to the option awards. The graded-vesting method provides for vesting of portions of the overall awards at interim dates and results in greater expense in earlier years than the straight-line method.

When options are granted, we calculate the fair value of common stock options using multiple Black-Scholes option valuation models. Expected volatilities are based upon a selection of public guideline companies. The risk-free rate was based upon U.S. Treasury rates.

Key assumptions used in the valuation models were as follows:

	Year Ended December 31,		
	2025	**2024**	**2023**
Expected volatility	60.23% - 62.54%	56.10% - 60.17%	55.06% - 58.73%
Expected dividend yield rate	0.00%	0.00%	0.00%
Weighted average term (in years)	5.5 - 6.5	5.5 - 6.5	5.5 - 6.5
Weighted average grant date fair value	$5.47 - $5.47	$7.47 - $10.87	$7.43 - $7.57
Risk free rate	4.30% - 4.35%	4.04% - 4.34%	3.67% - 3.81%

The following table represents stock option activity:

	Shares	Weighted Average Exercise Price Per Share		Aggregate Intrinsic Value (millions)		Weighted Average Remaining Contract Term in Years
Outstanding as of January 1, 2023	1,716,944	$	21.48			
Granted	262,809		13.28			
Exercised	(66,170)		8.58			
Forfeited	(460,764)		22.00			
Balance as of December 31, 2023	1,452,819	$	20.42			
Granted	375,312		18.37			
Exercised	(220,602)		13.03			
Forfeited	(310,863)		21.00			
Balance as of December 31, 2024	1,296,666	$	20.94			
Granted	536,432		9.05			
Forfeited	(542,514)		25.39			
Balance as of December 31, 2025	1,290,584	$	14.13	$	—	7.5
Exercisable as of December 31, 2025	543,898	$	17.73	$	—	5.7

RSUs – RSUs are subject to the continued service of the recipient through the vesting date, which is generally from issuance. RSUs granted vest ratably each year on the anniversary date generally over a three-year period rather than at the end of the three-year period. Once vested, the recipient will receive one share of Common Stock for each RSU. The grant-date fair value per share used for RSUs was determined using the closing price of our Common Stock on the NYSE on the date of the grant. We apply this grant-date fair value per share to the total number of shares that we anticipate will fully vest and amortize the fair value to compensation expense over the vesting period using the straight-line method.

The following table represents RSU activity:

	Shares		Weighted Average Grant-Date Fair Value Per Share
Outstanding as of January 1, 2023	1,997,512	$	21.50
Granted	1,568,729		13.37
Vested	(1,003,799)		22.33
Forfeited	(337,800)		18.42
Balance as of December 31, 2023	2,224,642	$	15.86
Granted	1,043,317		18.04
Vested	(808,679)		17.44
Forfeited	(669,184)		16.27
Balance as of December 31, 2024	1,790,096	$	16.27
Granted	2,440,120		7.90
Vested	(937,134)		16.62
Forfeited	(619,256)		11.65
Balance as of December 31, 2025	2,673,826	$	9.58

PSUs – PSUs are subject to continued employment of the recipient through the vesting date, which is on the third anniversary of the grant. Once vested, the recipient will receive one share of Common Stock for each vested PSU.

For PSUs issued prior to 2021, the number of PSUs that vest is determined by a payout factor consisting of equally weighted performance measures of Adjusted EBITDA and Free Cash Flow, each as reported over the applicable three-year performance period, and is adjusted based upon a market condition measured by our TSR over the applicable three-year performance period as compared to the TSR of the Russell 3000 index.

For PSUs issued from 2021 to 2024, the number of PSUs that vest is determined by a payout factor consisting of equally weighted pre-set three-year cumulative performance targets on ROIC and TSR. The fair value of the award is estimated using a Monte Carlo simulation approach in a risk-neutral framework to model future stock price movements based on historical volatility, risk-free rates of return, and correlation matrix.

For PSUs issued in 2025, the number of PSUs that vest is determined based on annual performance evaluations of Adjusted ROIC and Net Sales over three independent annual performance periods, with equally weighted performance measures of ROIC and Net Sales. Each metric is measured annually, and the cumulative earned PSUs may be modified, at the sole discretion of the Compensation Committee of the Board of Directors, at the end of the third year, by a three-year TSR-based adjustment at the end of the award period. This adjustment can range from a reduction of up to 10% to an increase of up to 10%, based on the Company's relative TSR compared to the Russell 3000 index. The fair value of the award is estimated using a Monte Carlo simulation approach in a risk-neutral framework to model future stock price movements based on historical volatility, risk-free rates of return, and correlation matrix.

The following table represents PSU activity for the awarded shares at target performance measures:

	Shares		Weighted Average Grant-Date Fair Value Per Share
Outstanding as of January 1, 2023	279,816	$	26.61
Granted	307,273		28.67
Forfeited	(329,293)		26.98
Balance as of December 31, 2023	257,796	$	28.59
Granted	433,735		22.27
Vested	(1,567)		30.70
Forfeited	(154,504)		25.59
Balance as of December 31, 2024	535,460	$	24.33
Granted	620,673		9.47
Forfeited	(125,502)		15.75
Balance as of December 31, 2025	1,030,631	$	14.39

Note 19. Restructuring and Asset-Related Charges, Net

We engage in restructuring activities focused on improving productivity and operating margins. Restructuring costs primarily relate to costs associated with workforce reductions, plant consolidations and closures, and changes to the management structure to align with our operations. Other restructuring associated costs, net primarily consist of equipment relocation and facility restoration costs. Asset-related charges, net consist of accelerated depreciation and amortization of assets due to changes in asset useful lives.

(amounts in thousands)	North America	Europe	Corporate and Unallocated Costs	Total Consolidated
Year Ended December 31, 2025				
Restructuring severance and employee-related charges, net[1]	$ 18,708	$ 8,395	$ 2,362	$ 29,465
Other restructuring associated costs, net	3,722	8,172	3	11,897
Asset-related charges, net	2,005	1,144	—	3,149
Other restructuring associated costs and asset-related charges, net	5,727	9,316	3	15,046
Total restructuring and asset-related charges, net	$ 24,435	$ 17,711	$ 2,365	$ 44,511
Year Ended December 31, 2024				
Restructuring severance and employee-related charges, net	$ 14,146	$ 16,347	$ 1,350	$ 31,843
Other restructuring associated costs, net	8,158	5,376	—	13,534
Asset-related charges, net	20,513	2,006	196	22,715
Other restructuring associated costs and asset-related charges, net	28,671	7,382	196	36,249
Total restructuring and asset-related charges, net	$ 42,817	$ 23,729	$ 1,546	$ 68,092
Year Ended December 31, 2023				
Restructuring severance and employee-related charges, net	$ 11,156	$ 6,074	$ 796	$ 18,026
Other restructuring associated costs, net	10,189	(684)	—	9,505
Asset-related charges, net	7,862	348	—	8,210
Other restructuring associated costs and asset-related charges, net	18,051	(336)	—	17,715
Total restructuring and asset-related charges, net	$ 29,207	$ 5,738	$ 796	$ 35,741

(1) As previously disclosed, the Company implemented multiple workforce reductions during 2025, including an additional reduction in force implemented in the fourth quarter as part of its ongoing restructuring program to improve operational efficiency. We expect to substantially complete these actions by the end of the second quarter of 2026. For the year ended December 31, 2025, we recognized total charges of $11.6 million, which are included in restructuring and asset-related charges, net, in the accompanying consolidated statement of operations. These charges consisted of $9.2 million related to North America and $2.4 million related to Corporate. Of the total amount, $5.0 million relates specifically to the fourth quarter reduction in force.

The following is a summary of the restructuring accruals recorded, and charges incurred:

(amounts in thousands)	2025	2024	2023
Balance as of January 1,	$ 7,605	$ 3,375	$ 5,021
Current period charges, net	41,362	45,377	27,531
Payments	(40,508)	(40,879)	(29,367)
Currency translation	544	(268)	190
Balance at period end	$ 9,003	$ 7,605	$ 3,375

Restructuring accruals are expected to be paid within the next twelve months and are included within accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

In the second quarter of 2024, we announced plans to close two manufacturing facilities, located in Vista, California and Hawkins, Wisconsin in a continuing effort to simplify our footprint and drive operational efficiencies. As of December 31, 2025, the remaining cash outlay is expected to be $2.4 million. We were substantially complete with the facility closures at the end of the first quarter of 2025.

Costs and cash outlays associated with the plans are as follows:

North America: Vista, California (Vista Composite Facility) and Hawkins, Wisconsin	Total Estimated Costs	Cumulative Costs to-date	Costs in the Year Ended December 31,	
(amounts in thousands)			2025	2024
Restructuring severance and employee-related charges, net[1]	$ 7,000	$ 6,986	$ 161	$ 6,825
Other restructuring associated costs, net[1]	7,000	4,615	104	4,511
Product-related cash charges[2]	6,100	6,119	134	5,985
Total cash charges	$ 20,100	$ 17,720	$ 399	$ 17,321
Asset-related charges, net[1]	12,300	12,261	—	12,261
Inventory and other product-related non-cash charges, net[3]	3,700	3,706	—	3,706
Total non-cash charges	$ 16,000	$ 15,967	$ —	$ 15,967
Total costs	$ 36,100	$ 33,687	$ 399	$ 33,288
Total cash outlays[4]	$ 26,600	$ 24,166	$ 2,314	$ 21,852

(1) The charges incurred in the years ended December 31, 2025, and 2024, were included in restructuring and asset-related charges, net in the accompanying consolidated statements of operations.

(2) The product-related cash charges incurred in the years ended December 31, 2025 and 2024, were detrimental to net sales in the accompanying consolidated statement of operations.

(3) The inventory and other product-related non-cash charges, net in the year ended December 31, 2024, were included in cost of sales in the accompanying consolidated statement of operations.

(4) Total cash outlays include $5.5 million of cash payments related to debt repayment for financed equipment, and a $0.9 million lease termination fee.

During 2023 and 2024, we announced plans to transform our European operations by changing the operating structure, eliminating certain roles, and rationalizing our manufacturing footprint. In 2023, we announced plans to close two manufacturing facilities and transfer production to other facilities within Europe. We were substantially complete with the facility closures at the end of 2024.

During the fourth quarter of 2025, we announced additional plans after identifying further opportunities to optimize our European structure. As of December 31, 2025, the remaining restructuring accrual for these plans is $4.1 million and the remaining cash outlay is expected to be $8.8 million. We expect to substantially complete these initiatives by the end of the second quarter of 2026.

Costs and cash outlays associated with the plans are as follows:

Europe	Total Estimated Costs	Cumulative Costs to-date	Costs in the Year Ended December 31,		
(amounts in thousands)			2025	2024	2023
Restructuring severance and employee-related charges, net[1]	$ 30,100	$ 25,808	$ 8,443	$ 14,283	$ 3,082
Other restructuring associated costs, net[1]	5,700	5,246	97	4,725	424
Total cash charges	$ 35,800	$ 31,054	$ 8,540	$ 19,008	$ 3,506
Asset-related charges, net[1]	600	573	—	573	27
Total costs	$ 36,400	$ 31,627	$ 8,540	$ 19,581	$ 3,533
Total cash outlays	$ 35,800	$ 26,997	$ 8,786	$ 16,100	$ 2,100

(1) The charges incurred in the years ended December 31, 2025, 2024, and 2023, were included in restructuring and asset-related charges, net in the accompanying consolidated statements of operations.

In the third quarter of 2024, we announced plans to close two additional manufacturing facilities in Europe as part of our footprint rationalization activities. As of December 31, 2025, the remaining cash outlay is expected to be $3.1 million. We expect to substantially complete the facility closures by the end of 2026.

Costs and cash outlays associated with the plans are as follows:

Europe: Sheffield, England and Logstor, Denmark	Total Estimated Costs		Cumulative Costs to-date		Costs in the Year Ended December 31,			
(amounts in thousands)					2025		2024	
Restructuring severance and employee-related charges, net[1]	$	3,500	$	2,087	$	(55)	$	2,142
Other restructuring associated costs, net[1]		10,200		8,483		7,818		665
Total cash charges	$	13,700	$	10,570	$	7,763	$	2,807
Asset-related charges, net[1]		1,900		1,211		374		837
Total costs	$	15,600	$	11,781	$	8,137	$	3,644
Total cash outlays	$	13,700	$	10,615	$	9,025	$	1,600

(1) The charges incurred in the years ended December 31, 2025 and 2024, were included in restructuring and asset-related charges, net in the accompanying consolidated statement of operations.

During 2023, we announced plans to close two manufacturing facilities, located in Tijuana, Mexico and Vista, California as part of our footprint rationalization activities. We were substantially complete with the facility closures at the end of 2024.

Costs and cash outlays associated with the plans are as follows:

North America: Tijuana, Mexico and Vista, California (Vista Vinyl Facility)	Total Estimated Costs		Cumulative Costs to-date		Costs in the Year Ended December 31,					
(amounts in thousands)					2025		2024		2023	
Restructuring severance and employee-related charges, net[1]	$	7,600	$	7,643	$	12	$	(182)	$	7,813
Other restructuring associated costs, net[1]		2,600		2,648		14		2,032		601
Total cash charges	$	10,200	$	10,291	$	26	$	1,850	$	8,414
Asset-related charges, net[1]		6,600		6,628		—		2,919		3,709
Inventory and other product-related non-cash charges, net[2]		1,500		1,466		—		—		1,466
Total non-cash charges	$	8,100	$	8,094	$	—	$	2,919	$	5,175
Total costs	$	18,300	$	18,385	$	26	$	4,769	$	13,589
Total cash outlays	$	10,400	$	10,434	$	502	$	3,305	$	6,627

(1) The charges incurred in the years ended December 31, 2025, 2024, and 2023, were included in restructuring and asset-related charges, net in the accompanying consolidated statements of operations.

(2) The inventory and other product-related non-cash charges, net in the year ended December 31, 2023, were included in cost of sales in the accompanying consolidated statement of operations.

In the third quarter of 2024, we announced to employees a restructuring plan to close a manufacturing facility in Wedowee, Alabama in a continuing effort to simplify our footprint and drive operational efficiencies. We were substantially complete with the facility closure at the end of the first quarter of 2025.

Costs and cash outlays associated with the plans are as follows:

North America: Wedowee, Alabama (amounts in thousands)	Total Estimated Costs	Cumulative Costs to-date	Costs in the Year Ended December 31,	
			2025	2024
Restructuring severance and employee-related charges, net[1]	$ 1,100	$ 1,094	$ 108	$ 986
Other restructuring associated costs, net[1]	500	556	307	249
Total cash charges	$ 1,600	$ 1,650	$ 415	$ 1,235
Inventory and other product-related non-cash charges, net[2]	2,100	2,112	—	2,112
Total costs	$ 3,700	$ 3,762	$ 415	$ 3,347
Total cash outlays	$ 1,600	$ 1,650	$ 538	$ 1,112

(1) The charges incurred in the years ended December 31, 2025, and 2024, were included in restructuring and asset-related charges, net in the accompanying consolidated statement of operations.

(2) The inventory and other product-related non-cash charges, net in the year ended December 31, 2024, were included in cost of sales in the accompanying consolidated statement of operations.

In the first quarter of 2025, we announced to employees a restructuring plan to close two manufacturing facilities, located in Grinnell, Iowa and Coppell, Texas. In the second quarter of 2025, we announced additional plans to close a manufacturing facility in Chiloquin, Oregon. These three plans were actioned in a continuing effort to simplify our footprint and drive operational efficiencies. As of December 31, 2025, the remaining restructuring accrual for these plans is $0.3 million and the remaining cash outlay is expected to be $3.3 million. We substantially completed the Coppell, Texas facility closure as of the end of the third quarter of 2025, and we expect to substantially complete the Grinnell, Iowa and Chiloquin, Oregon facility closures by the end of 2026.

Costs and cash outlays associated with the plans are as follows:

North America: Grinnell, Iowa, Coppell, Texas, and Chiloquin Oregon (amounts in thousands)	Total Estimated Costs	Cumulative Costs to-date	Costs in the Year Ended December 31,	
			2025	2024
Restructuring severance and employee-related charges, net[1]	$ 10,100	$ 9,795	$ 8,618	$ 1,177
Other restructuring associated costs, net[1]	6,000	3,344	3,273	71
Product-related cash charges[2]	600	600	600	—
Total cash charges	$ 16,700	$ 13,739	$ 12,491	$ 1,248
Asset-related charges, net[1]	1,200	1,147	1,147	—
Inventory and other product-related non-cash charges, net[3]	1,800	1,750	1,750	—
Total non-cash charges	$ 3,000	$ 2,897	$ 2,897	$ —
Total costs	$ 19,700	$ 16,636	$ 15,388	$ 1,248
Total cash outlays	$ 16,700	$ 13,436	$ 12,187	$ —

(1) The charges incurred in the years ended December 31, 2025 and 2024, were included in restructuring and asset-related charges, net in the accompanying consolidated statement of operations.

(2) The product-related cash charges incurred in the year ended December 31, 2025, were detrimental to net sales in the accompanying consolidated statement of operations.

(3) The inventory and other product-related non-cash charges, net in the year ended December 31, 2025, were included in cost of sales in the accompanying consolidated statement of operations.

Note 20. Held for Sale

During 2021, the Company ceased the appeal process for its litigation with Steves as further described in Note 25 - *Commitments and Contingencies*. As a result, we were required to divest Towanda. Effective January 17, 2025, pursuant to an order issued by the United States District Court for the Eastern District of Virginia, Richmond Division, and the previously announced Asset Purchase Agreement, JWI completed the sale of Towanda as further described in Note 2 - *Discontinued Operations and Divestiture*. In connection with the Asset Purchase Agreement, as of December 31, 2024, the Company recognized a $31.4 million goodwill impairment charge in the accompanying consolidated statement of operations.

As of December 31, 2024, the assets and liabilities associated with the court-ordered divestiture of Towanda qualified as held for sale and were included in assets held for sale and liabilities held for sale in the accompanying consolidated balance sheets.

(amounts in thousands)	December 31, 2024
Assets:	
Accounts receivable, net	$ 9,072
Inventories	16,319
Other current assets	84
Property and equipment, net	64,661
Intangible assets, net	1,471
Goodwill	33,644
Operating lease assets, net	2,411
Allowance to reduce assets to estimated fair value, less costs to sell	(750)
Assets held for sale	$ 126,912
Liabilities:	
Accounts payable	$ 7,431
Accrued payroll and benefits	1,013
Accrued expenses and other current liabilities	5,959
Operating lease liability	905
Liabilities held for sale	$ 15,308

Note 21. Interest Expense, Net

Interest expense, net is net of capitalized interest and interest income. Capitalized interest incurred during the construction phase of significant property and equipment additions totaled $2.7 million, $1.9 million and $1.1 million for the years ended December 31, 2025, 2024, and 2023, respectively. Interest expense, net also includes amortization of debt issuance costs that are amortized using the effective interest method and amortization of original issue discounts. Refer to Note 23 - *Derivative Financial Instruments* to our consolidated financial statements included in this Form 10-K for more information. In the years ended December 31, 2025, 2024, and 2023 we recognized interest income on temporary invested cash. In the year ended December 31, 2023, we recognized interest income of $19.0 million, primarily from gains on our interest rate swap agreements reclassified to interest income.

Note 22. Other Income, Net

The table below summarizes the amounts included in other income, net in the accompanying consolidated statements of operations:

(amounts in thousands)	Year Ended December 31,		
	2025	2024	2023
Cash received on real estate investment[1]	$ (12,760)	$ (7,888)	$ —
Pension settlement charge[2]	6,644	—	4,349
Legal settlement income[3]	(3,750)	—	—
Pension expense	3,424	2,009	6,546
Foreign currency losses (gains), net	2,856	553	(1,614)
Insurance reimbursements	(1,768)	(1,655)	(2,531)
Gains on commodity derivatives	(1,048)	—	—
Income from refund of deposits for China antidumping and countervailing duties, net[4]	(801)	(7,166)	(6,984)
Governmental assistance[5]	(137)	(932)	(1,447)
U.S. Employee Retention Credit[6]	—	—	(6,073)
Cash received on impaired notes	—	(1,389)	(3,514)
Income from short-term investments and forward contracts related to the JW Australia divestiture	—	—	(3,109)
JW Australia Transition Services Agreements cost recovery	—	(6,569)	(8,281)
Other items, net	(1,804)	(1,736)	(3,061)
Total other income, net	$ (9,144)	$ (24,773)	$ (25,719)

(1)   Cash received on real estate investment represents recovery of an investment in real estate development in Mexico.

(2)   Pension settlement charge for the year ended December 31, 2025, represents the purchase of group annuity contracts and transfer of pension obligations associated with our U.S. defined benefit pension plan to an insurer. Pension settlement charge for the year ended December 31, 2023, represents a settlement loss associated with our U.S. defined benefit pension plan resulting from a one-time lump sum payment offered to pension plan participants. Refer to Note 26 - *Employee Retirement and Pension Benefits* to our consolidated financial statements included in this Form 10-K for more information.

(3)   Legal settlement income represents insurance recovery from a previously settled lawsuit.

(4)   Represents income from the refund of deposits for antidumping and countervailing duties on wood mouldings and millwork products purchased from China from 2020 to 2023.

(5)   Governmental assistance for the years ended December 31, 2025 and 2023, consisted primarily of energy subsidies received by our European business. Governmental assistance for the year ended December 31, 2024, consisted primarily of a grant received by our North America business and energy subsidies received by our European businesses.

(6)   Represents an ERC from the U.S. government during the year ended December 31, 2023. The ERC is a refundable tax credit to partially refund qualified wages paid to employees that were unable to work during the years ended December 31, 2021 and 2020 due to COVID-19-related government restrictions.

Note 23. Derivative Financial Instruments

Foreign currency derivatives not designated as hedges – As a multinational corporation, we are exposed to foreign currency fluctuations. When borrowings, sales, purchases, or other transactions are denominated in a currency other than the operating unit's functional currency, we are exposed to foreign currency risk. In most of the countries in which we operate, this exposure to foreign currency movements is limited because operating revenues and expenses of our business units are substantially denominated in the local currency. To mitigate this exposure, we may enter into foreign currency derivative contracts. As of December 31, 2025, we had foreign currency derivative contracts with a total notional amount of $265.1 million to manage the effects of exchange fluctuations on certain intercompany transactions and intercompany loans and interest denominated in foreign currencies. We do not use derivative financial instruments for trading or speculative purposes. We record mark-to-market changes in the values of these derivatives as well as settlements of derivative contracts in other income, net on our consolidated statements of operations.

Foreign currency derivatives designated as cash flow hedges – At the end of 2024, we implemented a hedging program to manage variability in cash flows associated with the amounts payable on raw material purchases denominated in foreign currencies. Gains and losses on foreign currency derivative contracts that qualify as cash flow hedges are recorded in AOCL, to the extent the hedges are effective, and are reclassified into in cost of sales on our consolidated statements of operations when the underlying transactions affect net earnings. This cash flow hedging program continued during 2025 and concluded with no outstanding cash flow hedge derivative contracts as of December 31, 2025.

No portion of these derivative contracts was deemed ineffective during the years ended December 31, 2025 and 2024. In other comprehensive income (loss), we recorded a pre-tax mark-to-market loss of $0.1 million and a gain of $0.3 million during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025, no unrealized gains or losses are expected to be reclassified to earnings over the next 12 months.

Commodity derivatives not designated as hedges – As part of our operations, we are exposed to price changes in certain commodities used in the production of some of our finished products. To limit the effects of fluctuations in the future market price paid, we may enter into non-designated derivative contracts to manage the cost of anticipated purchases. We had no open commodity forward swap contracts as of December 31, 2025. We do not use derivative financial instruments for trading or speculative purposes. We record mark-to-market changes in the values of these derivatives as well as settlements of derivative contracts in other income, net on our consolidated statements of operations.

Commodity derivatives designated as cash flow hedges – As part of our operations, we are exposed to price changes in certain commodities used in the production of some of our finished products. To limit the effects of fluctuations in the future market price paid and related volatility in cash flows, we may enter into commodity forward swap contracts that are designated as cash flow hedges. Accordingly, the related gains or losses are reported in AOCL and reclassified into cost of sales, in the periods in which the hedged transactions affect earnings. We had no open commodity forward contracts as of December 31, 2025. We did not record any pre-tax mark-to-market losses or gains during the years ended December 31, 2024 and 2023.

As of December 31, 2025, no unrealized gains or losses are expected to be reclassified to earnings over the next 12 months.

Net investment hedges – On April 18, 2023, we entered into forward contracts to sell a total of AUD 420.0 million and receive USD at exchange rates ranging from 0.6751 to 0.6759 USD per 1.0 AUD to mitigate the impact of AUD currency fluctuations on our net investment in JELD-WEN Australia Pty. Ltd. We designated the forward contracts as net investment hedges. The contracts matured during 2023, and the gain, net of forward points, was included in the gain on the sale of JW Australia. The net proceeds are included in proceeds (payments) related to the sale of JW Australia within our consolidated statements of cash flows. No portion of these contracts was deemed ineffective during the year ended December 31, 2023.

Interest rate derivatives – We are exposed to interest rate risk in connection with our variable rate long-term debt. In May 2020, we entered into interest rate swap agreements with notional amounts aggregating to $370.0 million to manage this risk. The interest rate swap agreements matured in December 2023. Initially, the agreements had a weighted average fixed rate of 0.395% swapped against one-month USD LIBOR floored at 0.00%. In June 2023, we amended the agreements to replace LIBOR with a Term SOFR based rate. The amended agreements had a weighted average fixed rate of 0.317% swapped against one-month USD-SOFR CME Term floored at (0.10)%. All other terms and conditions were unchanged. We designated the interest rate swap agreements as cash flow hedges, and they effectively fixed the interest rate on a corresponding portion of the aggregate debt outstanding under our Term Loan Facility.

In February 2024, we entered into interest rate collar agreements with a cap rate of 4.50% paid against one-month USD-SOFR CME Term floored at 3.982% and 3.895% with outstanding notional amounts aggregating to $100.0 million corresponding to that amount of the debt outstanding under our Term Loan Facility. The interest rate collar agreements were designated as cash flow hedges of a portion of the interest obligations on our Term Loan Facility borrowings and are set to mature in February 2026.

No portion of these interest rate contracts was deemed ineffective during the years ended December 31, 2025, 2024, and 2023. In other comprehensive income (loss), we recorded a pre-tax mark-to-market loss of $0.1 million and gains of $0.4 million and $1.2 million during the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, no unrealized gains or losses are expected to be reclassified to earnings over the next twelve months.

The fair values of derivative instruments held are as follows:

(amounts in thousands)	Balance Sheet Location	December 31, 2025	December 31, 2024
Derivative Assets			
Derivatives designated as hedging instruments:			
Foreign currency forward contracts	Other current assets	$ —	$ 469
Derivatives not designated as hedging instruments:			
Foreign currency forward contracts	Other current assets	$ 539	$ 1,302

(amounts in thousands)	Balance Sheet Location	December 31, 2025	December 31, 2024
Derivative Liabilities			
Derivatives designated as hedging instruments:			
Foreign currency forward contracts	Accrued expenses and other current liabilities	$ —	$ 135
Interest rate contracts	Accrued expenses and other current liabilities	41	101
Interest rate contracts	Deferred credits and other liabilities	—	36
Commodity contracts	Accrued expenses and other current liabilities	—	185
Derivatives not designated as hedging instruments:			
Foreign currency forward contracts	Accrued expenses and other current liabilities	$ 583	$ 2,411
Commodity contracts	Accrued expenses and other current liabilities	—	73

The effect of derivative instruments in the consolidated statements of operations is as follows:

(amounts in thousands)	Location of (Loss) Gain Recognized in Consolidated Statements of Operations	Amount of (Loss) Gain Recognized in Earnings on Derivatives		
		Year Ended December 31,		
		2025	2024	2023
Derivatives designated as hedging instruments:				
Foreign currency forward contracts	Cost of sales	$ (794)	$ —	$ —
Commodity contracts	Cost of sales	462	—	—
Interest rate contracts	Interest expense, net	(4)	538	17,399
Derivatives not designated as hedging instruments:				
Foreign currency forward contracts	Other income, net	1,140	515	(2,735)
Commodity contracts	Other income, net	1,048	(488)	(701)
Total		$ 1,852	$ 565	$ 13,963

Note 24. Fair Value of Financial Instruments

We record financial assets and liabilities at fair value based on FASB guidance related to fair value measurements. The guidance requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Three levels of inputs may be used to measure fair value:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Quoted market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs that are not corroborated by market data.

The recorded carrying amounts and fair values of these instruments were as follows:

(amounts in thousands)	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3	Assets measured at NAV[1]
December 31, 2025						
Assets:						
Cash equivalents	$ 65,386	$ 65,386	$ 65,386	$ —	$ —	$ —
Derivative assets, recorded in other current assets	539	539	—	539	—	—
Deferred compensation plan assets, recorded in other assets	5,773	5,773	—	5,773	—	—
Pension plan assets:						
Cash and short-term investments	8,524	8,524	8,524	—	—	—
U.S. Government and agency obligations	12,185	12,185	12,185	—	—	—
Corporate and foreign bonds	81,260	81,260	—	81,260	—	—
Asset-backed securities	15,143	15,143	—	15,143	—	—
Mutual funds	17,389	17,389	—	17,389	—	—
Common and collective funds	18,940	18,940	—	—	—	18,940
Liabilities:						
Debt, recorded in long-term debt and current maturities of long-term debt	$ 1,179,983	$ 974,915	$ —	$ 974,915	$ —	$ —
Derivative liabilities, recorded in accrued expenses and other current liabilities	624	624	—	624	—	—

(1) Certain pension assets that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. These include investments in large cap equity and commingled real estate funds, which are valued using the NAV provided by the administrator of the funds. Redemption of these funds is not subject to restriction.

(amounts in thousands)	Carrying Amount	Total Fair Value	Level 1	Level 2	Level 3	Assets measured at NAV[1]
December 31, 2024						
Assets:						
Cash equivalents	$ 53,935	$ 53,935	$ 53,935	$ —	$ —	$ —
Derivative assets, recorded in other current assets	1,771	1,771	—	1,771	—	—
Deferred compensation plan assets, recorded in other assets	5,074	5,074	—	5,074	—	—
Pension plan assets:						
Cash and short-term investments	12,446	12,446	12,446	—	—	—
U.S. Government and agency obligations	37,990	37,990	37,990	—	—	—
Corporate and foreign bonds	126,566	126,566	—	126,566	—	—
Asset-backed securities	26,309	26,309	—	26,309	—	—
Mutual funds	29,502	29,502	—	29,502	—	—
Common and collective funds	29,616	29,616	—	—	—	29,616
Liabilities:						
Debt, recorded in long-term debt and current maturities of long-term debt	$ 1,191,959	$ 1,145,817	$ —	$ 1,145,817	$ —	$ —
Derivative liabilities, recorded in accrued expenses and other current liabilities	2,905	2,905	—	2,905	—	—
Derivative liabilities, recorded in deferred credits and other liabilities	36	36	—	36	—	—

(1) Certain pension assets that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. These include investments in large cap equity and commingled real estate funds, which are valued using the NAV provided by the administrator of the funds. Redemption of these funds is not subject to restriction.

Derivative assets and liabilities reported in level 2 primarily include: (1) as of December 31, 2025, foreign currency derivative contracts and interest rate collar agreements; (2) as of December 31, 2024, foreign currency derivative contracts, commodity derivative contracts, and interest rate collar agreements. Refer to Note 23 - *Derivative Financial Instruments* to our consolidated financial statements included in this Form 10-K for more information.

Deferred compensation plan assets reported in level 2 consist of mutual funds and corporate-owned life insurance.

There are no material non-financial assets or liabilities as of December 31, 2025 or December 31, 2024.

Note 25. Commitments and Contingencies

Litigation – We are involved in various legal proceedings, claims, and government audits arising in the ordinary course of business. We record our best estimate of a loss when the loss is considered probable, and the amount of such loss can be reasonably estimated. When a loss is probable and there is a range of estimated loss with no best estimate within the range, we record the minimum estimated liability related to the lawsuit or claim. As additional information becomes available, we reassess the potential liability and revise our accruals, if necessary. Because of uncertainties related to the resolution of lawsuits and claims, the ultimate outcome may differ materially from our estimates.

Other than the matters described below, there were no proceedings or litigation matters involving the Company or its property as of December 31, 2025, that we believe would have a material adverse effect on our consolidated financial position or cash flows, although they could have a material adverse effect on our operating results for a particular reporting period.

Steves & Sons, Inc. v JELD-WEN, Inc. – We sell molded door skins to certain customers pursuant to long-term contracts, and these customers in turn use the molded door skins to manufacture interior doors and compete directly against us in the marketplace. We gave notice of termination of one of these contracts and, on June 29, 2016, the counterparty to the agreement, Steves filed a claim against JWI in the U.S. District Court for the Eastern District of Virginia, Richmond Division (the "Eastern District of Virginia"). The complaint alleged that our acquisition of CMI, a competitor in the molded door skins market, together with subsequent price increases and other alleged acts and omissions, violated antitrust laws, and constituted a breach of contract and breach of warranty. Specifically, the complaint alleged that our acquisition of CMI substantially lessened competition in the molded door skins market. The complaint sought declaratory relief, ordinary and treble damages, and injunctive relief, including divestiture of certain assets acquired in the CMI acquisition.

In February 2018, a jury in the Eastern District of Virginia returned a verdict that was unfavorable to JWI with respect to Steves' claims that our acquisition of CMI violated Section 7 of the Clayton Act and found that JWI breached the supply agreement between the parties (the "Original Action"). The verdict awarded Steves $12.2 million for past damages under both the Clayton Act and breach of contract claims and $46.5 million in future lost profits under the Clayton Act claim.

During the course of the proceedings in the Eastern District of Virginia, we discovered certain facts that led us to conclude that Steves, its principals, and certain former employees of the Company had misappropriated Company trade secrets, violated the terms of various agreements between the Company and those parties, and violated other laws. On May 11, 2018, a jury in the Eastern District of Virginia returned a verdict on our trade secrets claims against Steves and awarded damages in the amount of $1.2 million. The presiding judge entered a judgment in our favor for those damages, and the entire amount has been paid by Steves. On August 16, 2019, the presiding judge granted Steves' request for an injunction, prohibiting us from pursuing certain claims against individual defendants pending in Bexar County, Texas (the "Steves Texas Trade Secret Theft Action"). On September 11, 2019, JWI filed a notice of appeal of the Eastern District of Virginia's injunction to the Fourth Circuit Court of Appeals (the "Fourth Circuit").

On March 13, 2019, the presiding judge entered an Amended Final Judgment Order in the Original Action, awarding $36.5 million in past damages under the Clayton Act (representing a trebling of the jury's verdict) and granted divestiture of certain assets acquired in the CMI acquisition, subject to appeal. The judgment also conditionally awarded damages in the event the judgment was overturned on appeal. Specifically, the court awarded $139.4 million as future antitrust damages in the event the divestiture order was overturned on appeal and $9.9 million as past contract damages in the event both the divestiture and antitrust claims were overturned on appeal.

On April 12, 2019, Steves filed a petition requesting an award of its fees and a bill of costs, seeking $28.4 million in attorneys' fees and $1.7 million in costs in connection with the Original Action. On November 19, 2019, the presiding judge entered an order for further relief awarding Steves an additional $7.1 million in damages for pricing differences from the date of the underlying jury verdict through May 31, 2019 (the "Pricing Action"). We also appealed that ruling. On April 14, 2020, Steves filed a motion for further supplemental relief for pricing differences from the date of the prior order and going forward through the end of the parties' current supply agreement (the "Future Pricing Action"). We opposed that request for further relief.

JWI filed a supersedeas bond and notice of appeal of the judgment, which was heard by the Fourth Circuit on May 29, 2020. On February 18, 2021, the Fourth Circuit issued its decision on appeal in the Original Action, affirming the Amended Final Judgment Order in part and vacating and remanding in part. The Fourth Circuit vacated the Eastern District of Virginia's alternative $139.4 million lost-profits award, holding that award was premature because Steves has not suffered the purported injury on which its claim for future lost profits rests. The Fourth Circuit also vacated the Eastern District of Virginia's judgment for Sam Steves, Edward Steves, and John Pierce on JWI's trade secrets claims. The Fourth Circuit affirmed the Eastern District of Virginia's finding of antitrust injury and its award of $36.5 million in past antitrust damages. It also affirmed the Eastern District of Virginia's divestiture order, while clarifying that JWI retains the right to challenge the terms of any divestiture, including whether a sale to any particular buyer will serve the public interest, and made clear that the Eastern District of Virginia may need to revisit its divestiture order if the special master who has been appointed by the presiding judge cannot locate a satisfactory buyer. JWI then filed a motion for rehearing en banc with the Fourth Circuit that was denied on March 22, 2021.

On May 1, 2024, JWI filed a motion to modify the Amended Final Judgment (the "Motion") with the Eastern District of Virginia to vacate all court orders requiring divestiture of the Company's Towanda operations and certain related assets ("Towanda") considering changed industry and market factors and conditions. The court-mandated divestiture process continued while the court reviewed the Motion. On October 25, 2024, the Special Master submitted a Report and Recommendation to the court recommending that the court approve the divestiture of Towanda to Woodgrain Inc. ("Woodgrain") for approximately $115 million, subject to customary closing adjustments. On November 14, 2024, JWI and Steves each filed certain objections to the Report and Recommendation. On December 13, 2024, the court adopted the Special Master's Report and Recommendation, denying JWI's Motion, overruling JWI's objections, and sustaining in part and overruling in part Steves' objections. The court-ordered divestiture closed on January 17, 2025. On February 6, 2025, JELD-WEN filed a notice of appeal. The parties' appellate briefing was completed on September 3, 2025, and oral argument was held on January 29, 2026.

During the pendency of the Original Action, on February 14, 2020, Steves filed a complaint and motion for preliminary injunction in the Eastern District of Virginia alleging that we breached the long-term supply agreement between the parties, including, among other claims, by incorrectly calculating the allocation of door skins owed to Steves (the "Allocation Action"). Steves sought an additional allotment of door skins and damages for violation of antitrust laws, tortious interference, and breach of contract. On April 10, 2020, the presiding judge granted Steves' motion for preliminary injunction, and the parties settled the issues underlying the preliminary injunction on April 30, 2020, and the Company reserved the right to appeal the ruling in the Fourth Circuit. The Company believed all the claims lacked merit and moved to dismiss the antitrust and tortious interference claims.

On June 2, 2020, we entered into a settlement agreement with Steves to resolve the Pricing Action, the Future Pricing Action, and the Allocation Action. As a result of the settlement, Steves filed a notice of satisfaction of judgment in the Pricing Action, withdrew its Future Pricing Action with prejudice, and filed a stipulated dismissal with prejudice in the Allocation Action. The Company also withdrew its appeal of the Pricing Action. The parties agreed to bear their own respective attorneys' fees and costs in these actions. In partial consideration of the settlement, JWI and Steves entered into an amended supply agreement satisfactory to both parties that, by its terms, ended on September 10, 2021. This settlement had no effect on the Original Action between the parties except to agree that certain specific terms of the Amended Final Judgment Order in the Original Action would apply to the amended supply agreement during the pendency of the appeal of the Original Action. On April 2, 2021, JWI and Steves filed a stipulation regarding the amended supply agreement in the Original Action, stating that regardless of whether the case remains on appeal as of September 10, 2021, and absent further order of the court, the amended supply agreement would be extended until the divestiture of Towanda is complete and Steves' new supply agreement with the company that acquires Towanda is in effect.

We continue to believe the claims in the settled actions lacked merit and made no admission of liability in these matters.

On October 7, 2021, we entered into a settlement agreement with Steves to resolve the following: (i) Steves' past and any future claims for attorneys' fees, expenses, and costs in connection with the Original Action, except that Steves and JWI each reserved the right to seek attorneys' fees arising out of any challenge of the divestiture process or the final divestiture order; (ii) the Steves Texas Trade Secret Theft Action and the related Fourth Circuit appeal of the Eastern District of Virginia's injunction in the Original Action; (iii) the past damages award in the Original Action; and (iv) any and all claims and counterclaims, known or unknown, that were asserted or could have been asserted against each other from the beginning of time through the date of the settlement agreement. As a result of the settlement, the parties filed a stipulated notice of satisfaction of the past antitrust damages judgment and a stipulated notice of settlement of Steves' claim for attorneys' fees, expenses, and costs against JWI in the Original Action, and Steves filed a notice of withdrawal of its motion for attorneys' fees and expenses and bill of costs in the Original Action. The Company also filed a notice of dismissal with prejudice and agreed to take no judgment in the Steves Texas Trade Secret Theft Action, and the parties filed a joint agreement for dismissal of the injunction appeal in the Fourth Circuit. On November 3, 2021, we paid $66.4 million to Steves under the settlement agreement.

Wood Moulding and Millworks Products ("WMMP") Anti-dumping and Countervailing Duty ("AD/CVD") Investigation – On June 9, 2025, the United States Department of Commerce issued its Preliminary Results in its administrative review of wood moulding and millwork products imported from China between January 1, 2023, and January 31, 2024. The Preliminary Results found that the Company could be responsible for additional AD/CVD duties for the applicable time period. The Company and other interested parties have filed additional case briefs with the Department of Commerce arguing that the Preliminary Results are inconsistent with any evidence of products being imported for less than normal value. The Company received final rulings in Q1 2026. As a result of these final rulings, the Company recognized expense of $2.1 million in the year ended December 31, 2025, which is recorded within other income, net in the accompanying consolidated statements of operations. The Company is currently evaluating potential appeals.

Canadian Antitrust Litigation – On May 15, 2020, Développement Émeraude Inc., on behalf of itself and others similarly situated, filed a putative class action lawsuit against the Company and Masonite in the Superior Court of the Province of Quebec, Canada, which was served on us on September 18, 2020 (the "Quebec Action"). The putative class consists of any person in Canada who, since October 2012, purchased one or more interior molded doors from the Company or Masonite. The suit alleges an illegal conspiracy between the Company and Masonite to agree on prices, the distribution of market shares and/or the production levels of interior molded doors and that the plaintiffs suffered damages in that they were charged and paid higher prices for interior molded doors than they would have had to pay but for the alleged anti-competitive conduct. The plaintiffs are seeking compensatory and punitive damages, attorneys' fees and costs. On September 9, 2020, Kate O'Leary Swinkels, on behalf of herself and others similarly situated, filed a putative class action against the Company and Masonite in the Federal Court of Canada, which was served on us on September 29, 2020 (the "Federal Court Action"). The Federal Court Action makes substantially similar allegations to the Quebec Action, and the putative class is represented by the same counsel. In February 2021, the plaintiff in the Federal Court Action issued a proposed Amended Statement of Claim that replaced the named plaintiff, Kate O'Leary Swinkels, with David Regan. The plaintiff has sought a stay of the Quebec Action while the Federal Court Action proceeds. On July 14, 2023, the Company entered into an agreement in principle with class counsel to resolve both actions for an immaterial amount, which the Company recorded in the second quarter of 2023. A formal settlement agreement was executed as of March 27, 2024. In June 2025, the settlement was approved by the courts in both the Federal Court Action and the Quebec Action, thereby concluding the matters.

We have evaluated the claims against us and recorded provisions based on management's judgment about the probable outcome of the litigation and have included our estimates in accrued expenses in the accompanying consolidated balance sheets. Refer to Note 10 - *Accrued Expenses and Other Current Liabilities* to our consolidated financial statements included in this Form 10-K for more information. While we expect a favorable resolution to these matters, the dispute resolution process could be lengthy, and if the plaintiffs were to prevail completely or substantially in the respective matters described above, such an outcome could have a material adverse effect on our operating results, consolidated financial position, or cash flows.

Self-Insured Risk – We self-insure substantially all our domestic business liability risks including general liability, product liability, warranty, personal injury, auto liability, workers' compensation, and employee medical benefits. Excess insurance policies from independent insurance companies generally cover exposures between $5.0 million and $200.0 million for domestic product liability risk and exposures between $3.0 million and $200.0 million for auto, general liability, personal injury, and workers' compensation. We estimate our provision for self-insured losses based upon an evaluation of current claim exposure and historical loss experience. Actual self-insurance losses may vary significantly from these estimates. At December 31, 2025 and 2024, our accrued liability for self-insured risks was $76.0 million and $83.3 million, respectively.

Indemnifications – At December 31, 2025, we had commitments related to certain representations made in contracts for sale of businesses or property, including the divestiture of JW Australia and the court-ordered divestiture of Towanda. Our indemnity obligations under the relevant agreements may be limited in terms of time, amount or scope. These representations primarily relate to past actions such as responsibility for transfer taxes if they should be claimed, and the adequacy of recorded liabilities, warranty matters, employment benefit plans, income tax matters, or environmental exposures. As it relates to certain income tax related liabilities, the relevant agreements may not provide any cap for such liabilities, and the period in which we would be liable would lapse upon expiration of the statute of limitation for assessment of the underlying taxes. Because of the conditional nature of these obligations and the unique facts and circumstances involved in each agreement, we are unable to reasonably estimate the potential maximum exposure associated with these items. We are not aware of any material amounts claimed or expected to be claimed under these indemnities.

From time to time and in limited geographic areas, we have entered into agreements for the sale of our products to certain customers that provide additional indemnifications for liabilities arising from construction or product defects. We cannot estimate the potential magnitude of such exposures, but to the extent specific liabilities have been identified related to product sales, liabilities have been provided in the warranty accrual in the accompanying consolidated balance sheets.

Other Financing Arrangements – At times we are required to provide letters of credit, surety bonds, or guarantees to meet various performance, legal, warranty, environmental, workers compensation, licensing, utility, and governmental requirements. Stand-by letters of credit are provided to certain customers and counterparties in the ordinary course of business as credit support for contractual performance guarantees, advanced payments received from customers, and future funding commitments. The stated values of these letters of credit agreements, surety bonds, and guarantees were $74.5 million and $70.3 million at December 31, 2025 and 2024, respectively.

Environmental Contingencies – We periodically incur environmental liabilities associated with remediating our current and former manufacturing sites as well as penalties for not complying with environmental rules and regulations. We record a liability for remediation costs when it is probable that we will be responsible for such costs, and the costs can be reasonably estimated. These environmental liabilities are estimated based on current available facts and current laws and regulations. Accordingly, it is likely that adjustments to the estimated liabilities will be necessary as additional information becomes available. Short-term environmental liabilities and settlements are recorded in accrued expenses and other current liabilities in the accompanying consolidated balance sheets and totaled $7.6 million and $0.1 million at December 31, 2025 and 2024, respectively. Long-term environmental liabilities are recorded in deferred credits and other liabilities in the accompanying consolidated balance sheets and totaled $13.4 million and $11.8 million at December 31, 2025 and 2024, respectively.

Everett, Washington WADOE Action – In 2007, we were identified by the WADOE as a PLP with respect to our former manufacturing site in Everett, Washington. In 2008, we entered into an Agreed Order with the WADOE to assess historic environmental contamination and remediation feasibility at the site. As part of the order, we agreed to develop a CAP, arising from the feasibility assessment. In December 2020, we submitted to the WADOE a draft feasibility assessment with an array of remedial alternatives, which we considered substantially complete. During 2021, several comment rounds were completed as well as the identification of the Port of Everett and W&W Everett Investment LLC as additional PLPs, with respect to this matter with each PLP being jointly and severally liable for the cleanup costs. The WADOE received the final feasibility assessment on December 31, 2021, containing various remedial alternatives with its preferred remedial alternatives totaling $23.4 million. Based on this study, we determined our range of possible outcomes to be $11.8 million to $33.4 million. On March 1, 2022, we delivered a draft CAP consistent with the preferred alternatives which was approved by WADOE in August 2023. The existing Agreed Order of 2008 was also modified with WADOE in July 2023 to support the development of the associated CAP investigation, sampling and design components. With additional information gathered from the CAP investigation during 2024, we determined the total range of possible remediation cost outcomes to be between $17.4 million to $33.6 million. We retained a provision of $11.8 million within our financial statements which considers the range of possible outcome costs and potential allocation of responsibility between the identified PLPs, both of which could vary materially from our estimates. In December 2025, as the scope and timing of the remedial work was further refined, we determined the total range of possible remediation cost outcomes remained between $17.4 million and $33.6 million, but that the more likely possible remediation cost outcome is approximately $21.0 million. The Company adjusted the provision within its financial statements to that amount and recognized a long-term receivable of $5.6 million within other assets in the accompanying consolidated balance sheet related to loss recoveries. This provision may ultimately be offset in whole or in part by recoveries from PLPs or insurance proceeds.

Towanda, Pennsylvania Consent Order – In December 2020, we entered into a COA with the PaDEP to remove a pile of wood fiber waste from our site in Towanda, Pennsylvania, which we acquired in connection with our acquisition of CMI in 2012, by using it as fuel for a boiler at that site. The COA replaced a 2018 Consent Decree between the Company and PaDEP. Under the COA, we were required to achieve certain periodic removal objectives and ultimately remove the entire pile by August 31, 2025. As of December 31, 2024, there was $1.4 million in bonds posted in connection with these obligations. During December 2024, we removed the wood fiber waste pile from the site and our removal obligations under the COA were closed.

Purchase Obligations – As of December 31, 2025, we have purchase obligations of $42.0 million due in 2026 and $30.8 million due in 2027 and thereafter. These purchase obligations are primarily relating to software hosting services and equipment purchase agreements. Purchase obligations are defined as purchase agreements that are enforceable and legally binding and that specify all significant terms, including quantity, price, and the approximate timing of the transaction.

Note 26. Employee Retirement and Pension Benefits

U.S. Defined Benefit Pension Plan – Certain U.S. hourly employees participate in our defined benefit pension plan. The plan is not open to new employees.

In 2020, we elected to utilize the alternative method when calculating the Pension Benefit Guarantee Corporation premiums for 2020 and the succeeding years. We use a spot rate yield curve to estimate the pension benefit obligation and net periodic benefits costs.

During the fourth quarter of 2023, we completed a balance sheet risk mitigation action related to the U.S. defined benefit pension plan by offering a one-time lump sum election option to terminated vested participants and active participants over the age of 59 1/2. As a result of lump sum elections made by participants, we used approximately $46.7 million of plan assets to settle $49.5 million of future obligations and recognized a pre-tax pension settlement charge of $4.3 million in the fourth quarter of 2023. The settlement charge, primarily comprised of the recognition of past actuarial losses, is recorded within other income, net in the accompanying consolidated statement of operations.

During the fourth quarter of 2025, we completed a balance sheet risk mitigation action related to the U.S. defined benefit pension plan by purchasing group annuity contracts from an insurance provider. This transaction transferred pension obligations for approximately 4,281 retirees and beneficiaries to the insurer. In connection with this transaction, we used approximately $109.5 million of plan assets to purchase the annuity contracts, which resulted in the settlement of approximately $113.7 million of projected benefit obligations and the recognition of a pre-tax pension settlement charge of approximately $6.6 million in the fourth quarter of 2025. The settlement charge, primarily comprised of the recognition of previously unrecognized actuarial losses, is recorded within other income, net in the accompanying consolidated statement of operations.

The components of net periodic benefit cost are summarized as follows:

Components of pension benefit expense - U.S. benefit plan	Year Ended December 31,		
(amounts in thousands)	2025	2024	2023
Service cost	$ 2,300	$ 2,700	$ 7,400
Interest cost	13,308	13,556	16,602
Expected return on plan assets	(13,397)	(15,377)	(18,860)
Amortization of net actuarial pension loss	—	—	480
Settlement loss	6,644	—	4,349
Pension benefit expense	$ 8,855	$ 879	$ 9,971
Discount rate used to determine benefit costs	5.57%	5.05%	5.39%
Expected long-term rate of return on assets	5.31%	5.72%	6.20%
Compensation increase rate	N/A	N/A	N/A

In October 2019, the Society of Actuaries released the PRI-2012 Mortality Tables (update to RP-2014 mortality tables), which were adopted in 2019 and represent our best estimate of future experience for the base mortality table. The Society of Actuaries has released annual updates to the mortality improvement projection scale that was first released in 2014, with the most recent annual update being Scale MP-2020. We adopted the use of Scale MP-2020 as of December 31, 2020, as it represents our best estimate of future mortality improvement projection experience as of the measurement dates.

We developed the discount rate based on the plan's expected benefit payments using the WTW RATE: Link 10:90 Yield Curve. Based on this analysis, we selected a 5.41% discount rate for our projected benefit obligation.

We maintain policies for investment of pension plan assets. The policies set forth stated objectives and a structure for managing assets, which include various asset classes and investment management styles that, in the aggregate, are expected to produce a sufficient level of diversification and investment return over time and provide for the availability of funds for benefits as they become due. The policies also provide guidelines for each investment portfolio that control the level of risk assumed in the portfolio and ensure that assets are managed in accordance with stated objectives. The plan invests primarily in publicly traded equity and debt securities as directed by the plan's investment managers. The target asset allocation is determined by reference to the plan's funded status percentage. The target allocation of plan assets was 76.0% fixed income securities, 17.7% equity securities and 6.3% other investments, as of December 31, 2025 and 2024. The pension plan's expected return assumption is based on the weighted average aggregate long-term expected returns of various actively managed asset classes corresponding to the plan's asset allocation. We have selected an expected return on plan assets based on a historical analysis of rates of return, our investment mix, market conditions and other factors.

Change in fair value of plan assets - U.S. benefit plan

(amounts in thousands)	December 31, 2025		December 31, 2024	
Balance as of January 1,	$	262,429	$	279,579
Actual return on plan assets		22,404		6,474
Benefits paid		(19,345)		(21,472)
Administrative expenses paid		(2,557)		(2,152)
Plan settlements		(109,490)		—
Balance at period end	$	153,441	$	262,429

The plan's projected benefit obligation is determined by using weighted-average assumptions, as summarized below:

Change in projected benefit obligation - U.S. benefit plan

(amounts in thousands)	December 31, 2025		December 31, 2024	
Balance as of January 1,	$	261,490	$	283,896
Service cost		2,300		2,700
Interest cost		13,308		13,556
Actuarial loss (gain)		8,619		(15,039)
Benefits paid		(19,345)		(21,472)
Administrative expenses paid		(2,556)		(2,151)
Plan settlements		(113,672)		—
Balance at period end	$	150,144	$	261,490
Discount rate		5.41%		5.57%
Compensation increase rate		N/A		N/A

As of December 31, 2025, the plan's estimated benefit payments for the next ten years are as follows:

(amounts in thousands)	Total	
2026	$	8,802
2027		9,184
2028		9,534
2029		9,849
2030		10,128
2031-2035		52,866

The Company made no cash contributions to the plan for the years ended December 31, 2025 and 2024. During fiscal year 2026, no cash contributions are required to be made to the plan.

The plan's accumulated benefit obligation of $150.1 million is determined by taking the projected benefit obligation and removing the impact of the assumed compensation increases.

The plan's funded status is as follows:

Long-term overfunded pension asset - U.S. benefit plan

(amounts in thousands)	December 31, 2025		December 31, 2024	
Projected benefit obligation at end of period	$	150,144	$	261,490
Fair value of plan assets at end of period		(153,441)		(262,429)
Overfunded pension asset[1]	$	(3,297)	$	(939)

(1) The overfunded pension asset as of December 31, 2025 and 2024, is recorded in long-term other assets in the accompanying consolidated balance sheets.

Net actuarial pension losses are recorded in consolidated other comprehensive income (loss) are as follows:

Accumulated other comprehensive loss - U.S. benefit plan	Year Ended December 31,		
(amounts in thousands)	2025	2024	2023
Net actuarial pension loss at beginning of period	$ 20,323	$ 26,458	$ 43,113
Amortization of net actuarial loss	—	—	(480)
Net gain occurring during year	(4,568)	(6,135)	(11,826)
Settlement recognition of net actuarial loss	(6,644)	—	(4,349)
Net actuarial pension loss at end of period	$ 9,111	$ 20,323	$ 26,458
Tax expense	13,773	13,773	11,113
Net actuarial pension loss at end of period, net of tax	$ 22,884	$ 34,096	$ 37,571

Non-U.S. Defined Benefit Plans – We have several unfunded defined benefit plans located outside the U.S. that are country specific. Some of these plans remain open to participants and others are closed. The expenses related to these plans are recorded in the accompanying consolidated statements of operations and are determined by using weighted-average assumptions made on January 1 of each year as summarized below:

Components of pension benefit expense - Non-U.S. benefit plans	Year Ended December 31,		
(amounts in thousands)	2025	2024	2023
Service cost	$ 1,490	$ 1,222	$ 1,275
Interest cost	897	864	879
Amortization of net actuarial pension loss	316	267	45
Pension benefit expense	$ 2,703	$ 2,353	$ 2,199
Discount rate	2.6% - 4.0%	2.6% - 3.4%	3.1% - 3.8%
Compensation increase rate	—% - 3.0%	—% - 3.0%	—% - 3.5%

The projected benefit obligation for the non-U.S. plans is determined by using weighted-average assumptions as summarized below:

Change in projected benefit obligation - Non-U.S. benefit plans	December 31, 2025	December 31, 2024
(amounts in thousands)		
Balance as of January 1,	$ 26,153	$ 27,000
Service cost	1,490	1,222
Interest cost	897	864
Actuarial (gain) loss	(1,307)	1,107
Benefits paid	(2,030)	(1,990)
Cumulative translation adjustment	3,935	(2,050)
Balance at period end	$ 29,138	$ 26,153
Discount rate	2.6% - 4.0%	2.6% - 3.4%
Compensation increase rate	—% - 3.0%	—% - 3.0%

As of December 31, 2025, the estimated benefit payments for the non-U.S. plans over the next 10 years are as follows:

(amounts in thousands)	Total
2026	$ 1,799
2027	2,117
2028	1,707
2029	2,086
2030	1,816
2031-2035	10,662

The accumulated benefit obligations of $27.0 million for the non-U.S. plans are determined by taking the projected benefit obligation and removing the impact of the assumed compensation increases. We expect to contribute $1.8 million to the non-U.S. plans in 2026.

The funded status of these plans is as follows:

(amounts in thousands)

Unfunded pension liability - Non-U.S. benefit plans	December 31, 2025	December 31, 2024
Long-term unfunded pension liability	$ 24,357	$ 21,615
Current portion	4,781	4,538
Total unfunded pension liability	$ 29,138	$ 26,153

The current portion of the unfunded pension liability is recorded in accrued payroll and benefits in the accompanying consolidated balance sheets.

Net actuarial pension losses are recorded in consolidated other comprehensive income (loss) are as follows:

(amounts in thousands)

Accumulated other comprehensive loss - Non-U.S. benefit plans	Year Ended December 31,		
	2025	2024	2023
Net actuarial pension loss at beginning of period	$ 2,751	$ 2,017	$ 2,273
Amortization of net actuarial loss	(316)	(267)	(45)
Net (gain) loss occurring during year	(1,310)	1,107	1,163
Divestiture of JW Australia benefit plans	—	—	(1,442)
Cumulative translation adjustment	210	(106)	68
Net actuarial pension loss at end of period	$ 1,335	$ 2,751	$ 2,017
Tax benefit	(315)	(598)	(399)
Net actuarial pension loss at end of period, net of tax	$ 1,020	$ 2,153	$ 1,618

Defined Contribution Benefit Plans – We have defined contribution benefit plans covering certain U.S. and non-U.S. subsidiary employees, subject to eligibility requirements established in accordance with local statutory requirements. The total cost of these plans was $32.4 million, $36.6 million, and $36.4 million in the years ended December 31, 2025, 2024, and 2023, respectively.

Note 27. Supplemental Cash Flow Information

(amounts in thousands)		Year Ended December 31,					
		2025		**2024**		**2023**	
Cash Operating Activities:							
Operating leases	$	48,600	$	45,991	$	50,995	
Interest payments on financing lease obligations		780		537		331	
Cash paid for amounts included in the measurement of lease liabilities	$	49,380	$	46,528	$	51,326	
Cash Investing Activities:							
Purchases of securities for deferred compensation plan		(919)		(3,381)	$	(1,206)	
Sale of securities for deferred compensation plan		—		—		66	
Change in securities for deferred compensation plan	$	(919)	$	(3,381)	$	(1,140)	
Issuances of notes receivable	$	(70)	$	(54)	$	(58)	
Cash received on notes receivable		9		100		319	
Change in notes receivable	$	(61)	$	46	$	261	
Non-cash Investing Activities:							
Property, equipment and intangibles purchased in accounts payable	$	5,015	$	14,300	$	10,025	
Property, equipment and intangibles purchased with debt		4,646		9,707		14,045	
Customer accounts receivable converted to notes receivable		3		504		293	
Cash Financing Activities:							
Proceeds from issuance of new debt	$	—	$	350,000	$	—	
Borrowings on long-term debt		1,925		1,225		127,336	
Payments of long-term debt		(32,361)		(400,633)		(684,766)	
Payments of debt issuance and extinguishment costs, including underwriting fees		(1,066)		(5,770)		(3,908)	
Change in long-term debt and payments of debt extinguishment costs	$	(31,502)	$	(55,178)	$	(561,338)	
Cash paid for amounts included in the measurement of finance lease liabilities	$	2,975	$	2,468	$	1,880	
Non-cash Financing Activities:							
Prepaid insurance funded through short-term debt borrowings	$	12,479	$	—	$	16,628	
Accounts payable converted to installment notes		—		5		176	
Other Supplemental Cash Flow Information:							
Cash interest paid	$	71,550	$	72,497	$	74,735	

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EXECUTIVE OFFICERS



WILLIAM (BILL) J. CHRISTENSEN
Chief Executive Officer



RACHAEL B. ELLIOTT
Executive Vice President, North America



JAMES S. HAYES
Executive Vice President, General Counsel and Corporate Secretary



WENDY A. LIVINGSTON
Executive Vice President, Chief Human Resources Officer



MATTHEW C. MEIER
Executive Vice President, Chief Digital and Information Officer



SAMANTHA L. STODDARD
Executive Vice President, Chief Financial Officer



BUILD BUSINESS ETHICALLY AND SAFELY

We do what is right. Nothing takes precedence over safety. Corporate responsibility guides us, and we act with integrity and respect toward each other and everyone with whom we work.



INVEST IN PEOPLE

A world-class company begins with a world-class team. We strive to attract and retain great people. We provide opportunities for collaboration and growth that benefit our associates and positively impact their families and communities.



INSPIRE CUSTOMERS THROUGH INNOVATION

We serve our customers best when we listen to and learn from them. Through collaboration we design and deliver exceptional products that meet current needs, anticipate future needs and exceed expectations.



DELIVER ON OUR PROMISES

Reliability and quality are essential to our products and our relationships, driving us to consistently honor our commitments.



IMPROVE EVERY DAY

We tirelessly pursue excellence. Our dedication to constant improvement spurs innovation, advances our industry, and delivers value for our customers, partners, investors, and associates.

BOARD OF DIRECTORS



WILLIAM (BILL) J. CHRISTENSEN
Director



ANTONELLA B. FRANZEN
Director



CATHERINE A. HALLIGAN
Director



MICHAEL F. HILTON
Director



TRACEY I. JOUBERT
Director



CYNTHIA G. MARSHALL
Director



DAVID G. NORD
Chair of the Board



BRUCE M. TATEN
Director



RODERICK C. WENDT
Director



STEVEN E. WYNNE
Director

CORPORATE HEADQUARTERS
2645 Silver Crescent Drive
Charlotte, NC 28273
USA

EMAIL
investors@jeldwen.com

WEBSITE
corporate.jeld-wen.com












We're proud to be a leading global provider of windows, doors, wall systems and building products. You'll find our innovative solutions under the JELD-WEN name and in the product collections of our global family of industry-leading brands.

03/05/26